UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Bolt Energy Ltd.

(Name of Subject Company)

Bolt Energy Ltd.

(Translation of Subject Company's Name into English (if applicable))

Province of Alberta, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Blue Mountain Energy Ltd.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

097934103

(CUSIP Number of Class of Securities (if applicable))

Dale T. Joynt, Chief Financial Officer and Corporate Secretary, Blue Mountain Energy Ltd.
#1270 Bow Valley Square 1, 202 – 6th Avenue S.W., Calgary, Alberta, Canada T2P 2R9
Tel. No. (403) 803-1689

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

July 31, 2002

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

Offer and Circular dated July 31, 2002
Letter of Transmittal
Notice of Guaranteed Delivery

Item 2. **Informational Legends**

See cover page of the Offer and Circular dated July 31, 2002.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your financial, legal or other professional advisor. No securities commission or similar authority in Canada or the United States of America has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. The securities being offered hereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to a U.S. Person (as defined in Regulation S under the U.S. Securities Act) except to the extent exempt from such registration requirements.

July 31, 2002

BLUE MOUNTAIN ENERGY LTD.

OFFER TO PURCHASE

all of the outstanding common shares
of

BOLT ENERGY LTD.

on the basis of 0.3125 of a common share of Blue Mountain Energy Ltd.
for each common share of Bolt Energy Ltd.

This offer (the "**Offer**") by Blue Mountain Energy Ltd. ("**BME**" or the "**Offeror**") to purchase all of the issued and outstanding common shares (the "**Bolt Shares**") of Bolt Energy Ltd. ("**Bolt**") will be open for acceptance until 5:00 p.m. (Calgary time) on September 5, 2002, unless withdrawn or extended (the "**Expiry Time**"). The Offer is conditional upon, among other things, at least 66 2/3% (on a "**diluted basis**", as defined herein) of the outstanding Bolt Shares being validly deposited under the Offer and not withdrawn prior to the Expiry Time. All conditions of the Offer are described under Section 4 of the Offer, "Conditions of the Offer".

THE BOARD OF DIRECTORS OF BOLT HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO THE BOLT SHAREHOLDERS, IS IN THE BEST INTERESTS OF BOLT AND THE BOLT SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT BOLT SHAREHOLDERS ACCEPT THE OFFER.

Holders of Bolt Shares ("**Shareholders**" or "**Bolt Shareholders**") who wish to accept the Offer must deposit their Bolt Share certificates, together with the enclosed Letter of Acceptance and Transmittal (the "**Letter of Acceptance**"), properly completed and executed in accordance with the instructions in the Letter of Acceptance, at any of the offices of CIBC Mellon Trust Company (the "**Depositary**") listed in the Letter of Acceptance. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery". Persons whose Bolt Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Bolt Shares.

The Bolt Shares are listed and posted for trading on the TSX Venture Exchange (the "**TSX Venture**"). On July 12, 2002, the last trading day prior to the public announcement by the Offeror of the Offer, the closing trading price of the Bolt Shares on the TSX Venture was $0.88. On July 29, 2002, the closing trading price of the Bolt Shares on the TSX Venture was $0.80.

THE SOLICITING DEALER FOR THE OFFER IS:

FirstEnergy CAPITAL CORP.

(This cover page continued on the next page)

The common shares of the Offeror (the "**BME Shares**") are listed and posted for trading on the TSX Venture. On July 12, 2002, the last trading day prior to the public announcement by the Offeror of the Offer, the closing trading price of the BME Shares on the TSX Venture was $0.30 ($3.75 when expressed on a post-Consolidation basis). Subsequently, in accordance with the Reorganization (as defined herein), the BME Shares were consolidated on a 1:12.5 basis (the "**Consolidation**") on July 18, 2002. **As a result of the Consolidation, BME currently does not meet the TSX Venture's tier maintenance requirements for the required minimum number of BME shareholders holding at least a board lot; consequently, pursuant to arrangements between the Offeror and the TSX Venture, trading in the BME Shares has been halted by the TSX Venture. Such halt will not be lifted until the Offeror meets the tier maintenance requirements and receives approval of the TSX Venture for the same.** The Offeror believes that it will meet the tier maintenance requirements on the earlier of the successful completion of this Offer or when its outstanding Special Warrants convert into BME Shares. The Special Warrants will convert into BME Shares on the earlier of: (i) five business days after the date upon which the last Final Receipt (as defined herein) for a Prospectus (as defined herein) has been obtained from the securities commission in each of the Filing Provinces (as defined herein); and (ii) June 12, 2003. **There can be no assurance that Final Receipts will be obtained.** See "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" in the Circular.

BME has entered into agreements with certain holders of Bolt Shares (the "**Bolt Tendering Shareholders**") pursuant to which the Bolt Tendering Shareholders have agreed to deposit an aggregate of 6,042,168 Bolt Shares, representing approximately 47% of the current issued and outstanding Bolt Shares, to the Offer, subject to certain conditions, and not to withdraw such Bolt Shares except in certain circumstances. See "Acquisition Agreement – Share Deposit Agreements" in the Circular.

Questions and requests for assistance may be directed to FirstEnergy Capital Corp. (the '**Soliciting Dealer**") or to the Depositary, and additional copies of this Offer, the Letter of Acceptance and the Notice of Guaranteed Delivery are available from the Soliciting Dealer or the Depositary at any of their respective offices set forth on the last page of this Offer and Circular and in the Letter of Acceptance.

Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Bolt Shares during the Offer Period, as permitted by applicable securities laws or regulations of Canada or its provinces and territories.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Bolt Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction; however, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Bolt Shares in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

FORWARD LOOKING STATEMENTS

Certain statements contained in the accompanying Offer and in the Circular are "forward-looking statements" and are prospective in nature. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results or outcomes to differ materially from future expectations described in or contemplated by such forward-looking statements.

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

Page

ABBREVIATIONS AND DEFINITIONS

In the Offer, the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery, the capitalized terms set forth below have the following meanings:

"**ABCA**" means the *Business Corporations Act* (Alberta) and the regulations thereto, as the same may be amended from time to time.

"**Acquisition Agreement**" means the agreement among the Offeror and Bolt dated as of July 15, 2002, as the same may be amended from time to time.

"**Acquisition Proposal**" means any inquiries, discussions, negotiations, proposals or offers regarding any merger, amalgamation, arrangement, take-over bid, sale of substantial assets, sale of treasury shares or any similar transaction involving Bolt or any subsidiary of Bolt, other than from the Offeror or its nominees, representatives or agents.

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein.

"**Agency Agreement**" means the agency agreement dated effective June 7, 2002 among FirstEnergy Capital Corp., Raymond James Ltd. and the Offeror in respect of the sale of the Series A Special Warrants.

"**ARTC**" means the Alberta Royalty Tax Credit.

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein.

"**BME Board**" means the Board of Directors of BME as constituted from time to time.

"**BME Option**" means an option to acquire a BME Share in accordance with the Plan.

"**BME Shareholder**" means a holder of BME shares.

"**BME Shares**" means the common shares in the capital of the Offeror as constituted on the date hereof.

"**Bolt**" means Bolt Energy Ltd., a corporation incorporated under the ABCA.

"**Bolt Board**" means the Board of Directors of Bolt, as constituted from time to time.

"**Bolt Options**" means the issued and outstanding options of Bolt, each of which entitles the holder thereof to acquire one Bolt Share.

"**Bolt Shareholder**" or "**Shareholder**" means a holder of Bolt Shares.

"**Bolt Shares**" means the common shares of Bolt as constituted on the date hereof and includes, where the context so requires, all common shares of Bolt issued on the exercise of Bolt Options.

"**Bolt Tendering Shareholders**" means those Bolt Shareholders who executed and delivered Share Deposit Agreements.

"**Business Day**" means any day excepting a Saturday, Sunday or statutory or civic holiday in Calgary, Alberta.

"**CCRA**" means the Canada Customs and Revenue Agency.

"**Charitable Foundation Option**" means a BME Share purchase warrant which entitles the holder thereof to acquire one BME Share at an exercise price of $3.00 at any time until 4:30 p.m. (Calgary time) on June 12, 2004.

"**Circular**" means the take-over bid circular that accompanies and forms part of the Offer and which is attached hereto.

"**Compensation Fee**" has the meaning ascribed thereto under "Acquisition Agreement – Compensation Fee" in the Circular.

"**Compulsory Acquisition**" has the meaning ascribed to that term in the Circular under the heading "Acquisition of Securities Not Deposited – Compulsory Acquisition".

"**Confidentiality Agreement**" has the meaning ascribed thereto under "Acquisition Agreement – The Offer" in the Circular.

"**Consolidation**" has the meaning ascribed thereto under "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization".

"**Debt Restructuring Agreements**" has the meaning ascribed thereto under "Interest of Management and others in Material Transactions" in the Circular.

"**Depositary**" means CIBC Mellon Trust Company at the offices specified in the Letter of Acceptance.

"**diluted basis**" means, with respect to the number of outstanding Bolt Shares at any time, such number of outstanding Bolt Shares calculated assuming that all outstanding Bolt Options, and all other rights to purchase Bolt Shares, are exercised.

"**Dissenting Offeree**" has the meaning ascribed thereto under "Acquisition of Securities not Deposited – Compulsory Acquisition" in the Circular.

"**Effective Date**" has the meaning ascribed thereto under "Manner of Acceptance – General" in the Offer.

"**Eligible Institution**" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

"**EPEA**" means the *Environmental Protection and Enhancement Act* (Alberta).

"**Escrow Agreement**" means the Value Security Escrow Agreement dated July 5, 2002 among the Offeror, CIBC Mellon Trust Company and certain directors and officers of the Offeror and certain spouses of the foregoing.

"**Expiry Date**" means September 5, 2002, unless the Offer is extended (pursuant to Section 5 of the Offer herein), in which event the Expiry Date shall mean the latest date on which the Offer as so extended expires.

"**Expiry Time**" means 5:00 p.m. (Calgary time) on the Expiry Date.

"**Filing Provinces**" means the provinces of British Columbia, Alberta, Manitoba and Ontario, the jurisdictions in which the Special Warrants were sold.

"**Final Receipt**" means a receipt for the final Prospectus issued by a securities commission in a Filing Province.

"**First Preferred Shares**" has the meaning ascribed thereto under "Description of Share Capital" in the Circular.

"**Letter of Acceptance**" means the letter of acceptance and transmittal for use in connection with the Offer in the form enclosed herewith which accompanies the Offer.

"**Management Options**" has the meaning ascribed thereto under "Information Concerning Blue Mountain Energy Ltd. – Background to BME – Reorganization" in the Circular.

"**Management Special Warrants**" has the meaning ascribed thereto under "Information Concerning Blue Mountain Energy Ltd. – Background to BME – Reorganization" in the Circular.

"**McDaniel Report**" means the independent engineering evaluations of Bolt's oil, NGL and natural gas interests prepared for the Offeror by McDaniel & Associates Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta, dated July 25, 2002 and effective July 1, 2002.

"**Minimum Condition**" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, "Conditions of the Offer".

"**Minimum Required Shares**" means that number of the outstanding Bolt Shares required pursuant to the Minimum Condition which is at least 66 2/3% of the issued and outstanding Bolt Shares, calculated on a diluted basis.

"**Named Executive Officers**" means the Offeror's current President and former Chief Financial Officer.

"**NAFTA**" means the North American Free Trade Agreement.

"**NGLs**" means natural gas liquids.

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery for use in connection with the Offer in the form enclosed herewith which accompanies the Offer.

"**OBCA**" means the *Business Corporations Act* (Ontario).

"**Offer**" means the offer to purchase the Bolt Shares made hereby to the Bolt Shareholders.

"**Offering**" means the best efforts financing of the Offeror which was completed on June 12, 2002 as further described under "Information Concerning Blue Mountain Energy Ltd. – Background to BME – Reorganization" in the Circular.

"**Offer Period**" means the period commencing on July 31, 2002 and ending at the Expiry Time.

"**Offeror**" or "**BME**" means Blue Mountain Energy Ltd., a corporation amalgamated under the ABCA.

"**Offeror's Notice**" has the meaning ascribed thereto under "Acquisition of Securities not Deposited – Compulsory Acquisition" in the Circular.

"**Optionholder**" means a holder of Bolt Options.

"**OSC**" means the Ontario Securities Commission.

"**Other Securities**" has the meaning ascribed thereto under "Manner of Acceptance – General" in the Offer.

"**Performance Warrants**" has the meaning ascribed thereto under "Information Concerning Blue Mountain Energy Ltd. – Background to BME – Reorganization" in the Circular.

"**Plan**" means the Stock Option Plan of the Offeror as described under "Executive Compensation – BME Option Plan" in the Circular.

"**Policy Q-27**" means Quebec Securities Commission Policy Q-27.

"**Proposed Agreement**" has the meaning ascribed thereto under "Acquisition Agreement – The Offer" in the Circular.

"**Prospectus**" means the prospectus qualifying the 8,166,667 BME Shares issuable upon exercise of the Special Warrants for distribution in the Filing Provinces.

"**Purchased Securities**" has the meaning ascribed thereto under "Manner of Acceptance – General" in the Offer.

"**QSC**" means the Quebec Securities Commission.

"**Regulations**" has the meaning ascribed thereto under "Acquisition of Securities Not Deposited – Subsequent Acquisition Transactions" in the Circular.

"**Remaining Shares**" means those Bolt Shares which, upon the expiry of the Offer, have not been validly tendered to and taken up and paid for by the Offeror under the Offer.

"**Remaining Shareholders**" means those Shareholders who, upon expiry of the Offer, have not validly tendered all of their Bolt Shares under the Offer.

"**Reorganization**" has the meaning ascribed thereto under "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization".

"**Reorganization Management**" means Messrs. Randy W. Pawliw, Nicholas R. Weymss, G. Brent Foster and Dale T. Joynt.

"**Rule 61-501**" means Ontario Securities Commission Rule 61-501.

"**Sage**" means Sage Petroleum Corporation.

"**Second Preferred Shares**" has the meaning ascribed thereto under "Description of Share Capital" in the Circular.

"**Series A Special Warrant Indenture**" means the special warrant indenture between the Offeror and the Trustee dated June 12, 2002, authorizing and creating the Series A Special Warrants.

"**Series A Special Warrants**" means the 7,416,667 outstanding special share purchase warrants of the Offeror, each of which entitles the holder thereof to acquire one BME Share, at no additional cost, at any time until 4:30 p.m. (Calgary time) on the date which is five business days following the date upon which the last Final Receipt for the Prospectus is issued by each of the securities commissions in the Filing Provinces.

"**Series B Special Warrant Indenture**" means the special warrant indenture between the Offeror and the Trustee dated June 12, 2002, authorizing and creating the Series B Special Warrants.

"**Series B Special Warrants**" means the 750,000 outstanding series B special share purchase warrants of the Offeror, each of which entitles the holder thereof to acquire one BME Share, at no additional cost, at any time until 4:30 p.m. (Calgary time) on the date which is five business days following the date upon which the last Final Receipt for the Prospectus is issued by each of the securities commissions in the Filing Provinces.

"**Share Deposit Agreements**" means agreements dated as of July 15, 2002 between the Offeror and the Bolt Tendering Shareholders as described in the Circular under the heading "Acquisition Agreement – Share Deposit Agreements".

"**SEC**" means the United States Securities and Exchange Commission.

"**Soliciting Dealer**" means FirstEnergy Capital Corp.

"**Special Warrants**" means, collectively, the Series A Special Warrants and the Series B Special Warrants.

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto in the Circular under "Acquisition of Securities Not Deposited - Subsequent Acquisition Transactions".

"**subsidiary**" means, in respect of the Offeror, Canaf Exploration Ltd. and Melut Petroleum Company Ltd. and in respect of Bolt, means Bolt Energy America Inc.

"**Superior Proposal**" means an unsolicited *bona fide* written Acquisition Proposal for which adequate financial arrangements have been made which the Bolt Board determines in good faith (after consultation with its financial advisors, and after receiving advice of outside counsel that is reflected in the minutes of the Bolt Board, to the effect that the Bolt Board is required to so determine in order to discharge properly its fiduciary duties) would, if consummated in accordance with its terms, result in a transaction financially superior for the Shareholders than the transaction contemplated by the Acquisition Agreement.

"**Take-Up Date**" means the date that the Offeror first takes up Bolt Shares pursuant to the Offer.

"**Tax Act**" means the *Income Tax Act* (Canada), as amended.

"**Tax Proposals**" means all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof.

"**Tax Regulations**" means the regulations under the Tax Act.

"**Trustee**" means CIBC Mellon Trust Company.

"**TSX Venture**" means the TSX Venture Exchange.

"**United States**" or "**U.S.**" mean the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

"**U.S. Person** " has the meaning ascribed to that term in Regulation S to the *U.S. Securities Act*.

"**U.S. Securities Act** " mean the *U.S. Securities Act of 1933*, as amended.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbls – barrels

bbls/d - barrels per day

mbbls - thousand barrels

mmbbls - million barrels

Natural Gas

GJ – gigajoules

GJ/d - gigajoules per day

mcf - thousand cubic feet

mmcf - million cubic feet

bcf - billion cubic feet

mcf/d - thousand cubic feet per day

mmbtu - million British Thermal Units

Other

boe means barrel of oil equivalent, using the conversion factor of six (6) mcf of natural gas being equivalent to one barrel of oil. The conversation factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.

boe/d means boe per day.

W.I. means working interest.

m$ means thousands of dollars.

CONVERSION

The following table sets forth certain standard conversations between Standard Imperial Units and the International System of Units (or metric units).

To Convert	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.293
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
GJ	mmbtu	0.950

In this Offer, the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery, references to "**dollars**" and "**$**" are to the currency of Canada and words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and vice versa.

SUMMARY

The following is intended as a summary only and reference is made to the more detailed disclosure contained in the attached Offer and the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery, and is qualified in its entirety by the more detailed disclosure contained in those documents. Shareholders are urged to read the Offer and Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery in their entirety.

The Offer

Blue Mountain Energy Ltd. is offering to purchase, on and subject to the terms and conditions set forth in the Offer, all of the Bolt Shares presently outstanding and all Bolt Shares which may be issued on the exercise of outstanding Bolt Options or other rights to purchase Bolt Shares, on the basis of 0.3125 of a BME Share for each Bolt Share. See Section 1 of the Offer, "The Offer".

The Offer is made only for the Bolt Shares and is not made for any Bolt Options or other rights to acquire Bolt Shares. Any holder of Bolt Options or other rights to acquire Bolt Shares who wishes to accept the Offer should exercise such options or rights in order to obtain certificates representing Bolt Shares and deposit the same in accordance with the Offer.

The obligation of the Offeror to take up and pay for Bolt Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

THE BOLT BOARD HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO THE BOLT SHAREHOLDERS, IS IN THE BEST INTERESTS OF BOLT AND THE BOLT SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT BOLT SHAREHOLDERS ACCEPT THE OFFER.

Blue Mountain Energy Ltd.

The Offeror is a corporation organized under the ABCA. BME is a publicly-traded oil and gas company based in Calgary, Alberta. Management has recently reorganized the Offeror with the objective of exploring, acquiring and exploiting oil and gas prone assets within the Western Canadian Sedimentary Basin. The Offeror was only recently reorganized and has not conducted any operations to date. See "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" in the Circular. The Offeror's principal office is located at #1270 Bow Valley Square 1, 202-6th Avenue S.W., Calgary, Alberta, T2P 2R9 and its registered office is located at #3500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8. The BME Shares are listed and posted for trading on the TSX Venture under the trading symbol "GAS". See "Information Concerning Blue Mountain Energy Ltd." in the Circular.

Bolt Energy Ltd.

Bolt Energy Ltd. is a corporation organized under the ABCA. Bolt is a junior oil and natural gas exploration company based in Calgary, Alberta. Bolt's primary areas of activity are the central and Peace River Arch regions of Alberta, as well as western Saskatchewan. Bolt's principal office is located at Suite 1601, 840 7th Avenue S.W., Calgary, Alberta, T2P 3G2 and its registered office is located at Suite 1200, 700 2nd Street S.W., Calgary, Alberta, T2P 4V5. The Bolt Shares are listed and posted for trading on the TSX Venture under the trading symbol "BLT". See "Information Concerning Bolt Energy Ltd." in the Circular.

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the Bolt Shares. See "Purpose of the Offer and the Offeror's Plans for Bolt" in the Circular.

Benefits of the Offer

The Offeror believes that the benefits to Bolt Shareholders resulting from the combination of the respective businesses of the Offeror and Bolt include:

(a) a stronger combined entity with zero debt, $18 million (cash) in working capital and a drill-ready inventory of prospects which represent significant upside potential;

(b) participation in a combined entity with management which both complements each other and has significant experience in the oil and gas industry;

(c) Bolt will provide a seasoned Vice President, Land and three geologists, while the Offeror will provide a seasoned President, Vice President, Exploration, Vice President, Engineering and Chief Financial Officer, all with proven track records in the oil and gas industry;

(d) a management team with a significant vested interest (aligned with shareholders), holding an aggregate of approximately 20% of the equity in the combined entity;

(e) improved efficiencies and economies of scale at the operational level of the combined business;

(f) larger market capitalization and greater liquidity; and

(g) in most circumstances for Canadian residents, a tax free rollover into BME Shares. See "Canadian Federal Income Tax Considerations" in the Circular.

See "Background to and Benefits of the Offer" in the Circular.

Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Calgary time) on September 5, 2002, unless extended or withdrawn by the Offeror. See Section 2 of the Offer, "Time for Acceptance".

Manner of Acceptance

Shareholders wishing to accept the Offer must properly complete and duly execute the Letter of Acceptance or a manually signed facsimile thereof and deposit it (together with certificates representing their Bolt Shares and all other documents required by the Letter of Acceptance) prior to the Expiry Time, at any of the offices of the Depositary specified in the Letter of Acceptance. **Shareholders whose Bolt Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Bolt Shares.** See Section 3 of the Offer, "Manner of Acceptance – Letter of Acceptance" and the Letter of Acceptance.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Bolt Shares pursuant to the Offer and the certificates representing such Bolt Shares are not immediately available or such Shareholder cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such Bolt Shares may nevertheless be deposited pursuant to the Offer in compliance with procedures for guaranteed delivery. See Section 3 of the Offer, "Manner of Acceptance - Procedure for Guaranteed Delivery".

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the Expiry Time and postpone taking up and paying for, any Bolt Shares tendered to the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror prior to the Expiry Time. Such conditions include, among other things, there being validly deposited under the Offer and not withdrawn a number of Bolt Shares which constitutes at least 66 2/3% of the outstanding Bolt Shares.

For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Acquisition Agreement

The Offeror and Bolt entered into the Acquisition Agreement dated as of July 15, 2002 pursuant to which the Offeror agreed to make the Offer. Under the Acquisition Agreement, Bolt consented to the Offer and represented and warranted that the Bolt Board: (i) have determined that the Offer is fair to the Shareholders and that the Offer and entering into of the Acquisition Agreement is in the best interests of Bolt and the Shareholders; and (ii) will recommend that the Shareholders accept the Offer.

The Offeror and Bolt have agreed that, among other things, Bolt shall not, directly or indirectly, through any director, officer, promoter, employee, representative or agent of Bolt or any subsidiary of Bolt: (a) solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of an Acquisition Proposal; (b) continue or participate in any discussions or negotiations relating to any such transactions with, or otherwise cooperate with or assist or facilitate, encourage or participate in any effort to take such action by, or provide any information to, any corporation, person or other entity or group; or (c) waive or otherwise forebear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forebear in respect of, any rights or other benefits of Bolt under confidentiality or other agreements, including any "standstill" provisions therein. The foregoing are subject to certain limited exceptions if certain conditions are met and such action is necessary for the Bolt Board to act in a manner consistent with its fiduciary duties under applicable law.

The Offeror is permitted, under the Acquisition Agreement, in its sole discretion to waive any term or condition of the Offer for its benefit; provided that, if the Offeror takes up and pays for any Bolt Shares, it will acquire not less than the Minimum Required Shares; otherwise, the Offeror may not vary any term or condition of the Offer, provided that the Offeror may increase the consideration to be paid for each Bolt Share or extend the Expiry Time.

In certain circumstances, Bolt has agreed to pay to the Offeror a compensation fee of $500,000.

See "Acquisition Agreement" in the Circular.

Share Deposit Agreements

Bolt Tendering Shareholders holding 6,042,168 Bolt Shares have entered into Share Deposit Agreements dated July 15, 2002. Pursuant to the Share Deposit Agreements, the Bolt Tendering Shareholders have agreed, subject to the terms thereof, to accept the Offer by depositing under the Offer all Bolt Shares beneficially owned, directly or indirectly, by them and any Bolt Shares which may be issued on the exercise of any Bolt Options currently held by them and not to withdraw the same except in certain cases as set out in the Share Deposit Agreements. The majority of the Share Deposit Agreements provide that, in the event that a Superior Proposal is offered or made to the holders of Bolt Shares prior to the completion of the Offer, or any extension thereof, and the Offeror has not, within 72 hours of being notified of such Superior Proposal, increased its consideration under the Offer to an amount at least equal to the consideration offered under the Superior Proposal, the Bolt Tendering Shareholders shall be released from the obligations contained in the Share Deposit Agreements in order to deposit such securities to (or vote them in favour of, as the case may be) the Superior Proposal. See "Acquisition Agreement – Share Deposit Agreements" in the Circular.

Payment for Deposited Bolt Shares

If all conditions referred to in Section 4 of the Offer, "Conditions of the Offer" have been satisfied or waived by the Offeror at the time, the Offeror may, following the expiration of 35 days from the date of the Offer, commence taking up and paying for Bolt Shares properly deposited under the Offer and not withdrawn. Any Bolt Shares that may be taken up by the Offeror prior to the Expiry Date shall be paid for by the Offeror as soon as possible, and in any event not more than three Business Days after the taking up of the Bolt Shares. If the Offeror has not taken up any Bolt Shares prior to the Expiry Time, and provided the conditions of the Offer referred to above have been fulfilled or waived at that time, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) take up and pay for Bolt Shares validly deposited under the Offer and not withdrawn not later than 10 days from the Expiry Date. Any Bolt Shares deposited pursuant to the Offer subsequent to a date on which the Offeror has previously taken up Bolt

Shares deposited under the Offer shall be taken up and paid for within 10 days from the time such Bolt Shares were deposited. See Section 6 of the Offer, "Payment for Deposited Securities".

Acquisition of Bolt Shares Not Deposited

If the Offeror takes up and pays for Bolt Shares validly deposited under the Offer and acquires not less than 90% of the issued and outstanding Bolt Shares (other than Bolt Shares held at the date hereof by or on behalf of the Offeror or its affiliates or associates as defined in the ABCA), the Offeror intends, to the extent possible, to acquire the remaining Bolt Shares pursuant to the compulsory acquisition provisions of the ABCA. If the Offeror takes up and pays for Bolt Shares validly deposited under the Offer and acquires less than such number thereof or the compulsory acquisition provisions of the ABCA are otherwise unavailable or if the Offeror elects not to proceed by way of the compulsory acquisition provisions of the ABCA, the Offeror intends to consider other means of acquiring, directly or indirectly, all of the equity interest in Bolt available in accordance with applicable law, including a Subsequent Acquisition Transaction. If the Minimum Condition is satisfied, the Offeror will own sufficient Bolt Shares to effect such Subsequent Acquisition Transaction. See Section 14 of the Offer, "Acquisition of Securities Not Deposited" and "Acquisition of Securities Not Deposited" in the Circular.

Shareholders who are U.S. Persons

The BME Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any foreign jurisdiction, including under the U.S. Securities Act. Accordingly, all BME Shares delivered pursuant to the Offer to any person who is a U.S. Person will be offered and sold pursuant to an exemption from the registration requirements of the U.S. Securities Act. See Section 7 of the Offer, "Shareholders who are U.S. Persons".

Canadian Federal Income Tax Considerations

The disposition of Bolt Shares in exchange for BME Shares will generally not give rise to a capital gain or capital loss under the Tax Act unless a disposing Shareholder elects to the contrary. Consequently, Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Offer. See "Canadian Federal Income Tax Considerations" in the Circular.

Rights to Withdraw

All deposits of Bolt Shares pursuant to the Offer are irrevocable except as provided in Section 8 of the Offer, "Withdrawal of Deposited Securities".

Stock Exchange Listings

The Bolt Shares are listed and posted for trading on the TSX Venture. On July 12, 2002, the last trading day prior to the public announcement by the Offeror of the Offer, the closing trading price on the TSX Venture of the Bolt Shares was $0.88. On July 29, 2002, the closing trading price of the Bolt Shares on the TSX Venture was $0.80.

The BME Shares are listed and posted for trading on the TSX Venture. On July 12, 2002, the last trading day prior to the public announcement by the Offeror of the Offer, the closing trading price of the BME Shares on the TSX Venture was $0.30 ($3.75 when expressed on a post-Consolidation basis). Subsequently, in accordance with the Reorganization, the BME Shares were consolidated on a 1:12.5 basis on July 18, 2002. **As a result of the Consolidation, BME currently does not meet the TSX Venture's tier maintenance requirements for the required minimum number of BME shareholders holding at least a board lot; consequently, pursuant to arrangements between the Offeror and the TSX Venture, trading in the BME Shares has been halted by the TSX Venture. Such halt will not be lifted until the Offeror meets the tier maintenance requirements and receives approval of the TSX Venture for the same.** The Offeror believes that it will meet the tier maintenance requirements on the earlier of the successful completion of this Offer or when its outstanding Special Warrants convert into BME Shares. The Special Warrants will convert into BME Shares on the earlier of : (i) five business days after the date upon which the last Final Receipt for a Prospectus has been obtained from the securities commission in each of the Filing Provinces; and (ii) June 12, 2003. **There can be no assurance that Final Receipts will be obtained.** See "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" in the Circular.

Selected Reserve Information

The McDaniel Report evaluates the proved and probable crude oil, natural gas and NGL reserves of Bolt's properties as of July 1, 2002, using McDaniel's July 1, 2002 price forecast.

In preparing its report, McDaniel & Associates Consultants Ltd. ("**McDaniel**") obtained basic information from the Offeror, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which the McDaniel Report is based, was obtained from public records, other operators and from McDaniel non-confidential files. The extent and character of ownership and the accuracy of all factual data supplied for the independent evaluation, from all sources, was accepted by McDaniel as represented.

The following tables, based on the McDaniel Report, show the estimated share of Bolt's crude oil, natural gas and NGL reserves in its properties and the present value of estimated future net revenue for these reserves, after provision for the ARTC, using escalated and constant prices and costs as indicated. **All evaluations of the present worth of estimated future net revenue in the McDaniel Report are stated after provision for estimated future capital expenditures and prior to provision for future site restoration and reclamation costs, income taxes and indirect costs and do not necessarily represent the fair market value of the reserves.** See "Information Concerning Bolt Energy Ltd. – Oil and Gas Reserves" in the Circular.

Oil, Sales Gas, NGL and Oil Equivalent Reserves and
Present Value of Estimated Future Cash Flows Including ARTC
Based on Escalated Price Assumptions

Reserves Category	Oil		Sales Gas		NGL		Oil Equivalent		Present Value Cash Flow Discounted			
	Gross mstb	Net mstb	Gross mmcf	Net mmcf	Gross mstb	Net mstb	Gross mstb	Net mstb	0% (m$)	10% (m$)	15% (m$)	20% (m$)
Proved Producing	563	488	2,166	1,642	13	9	937	771	11,699	9,518	8,760	8,140
Total Proved	690	603	2,426	1,871	13	9	1,108	924	13,081	10,576	9,699	8,981
Total Proved & Probable	1,040	901	3,336	2,601	18	13	1,615	1,347	19,158	14,379	12,850	11,649
Total Established	865	752	2,881	2,236	16	11	1,362	1,136	16,120	12,478	11,275	10,315

Oil, Sales Gas, NGL and Oil Equivalent Reserves and
Present Value of Estimated Future Cash Flows Including ARTC
Based on Constant Price Assumptions

Reserves Category	Oil		Sales Gas		NGL		Oil Equivalent		Present Value Cash Flow Discounted			
	Gross mstb	Net mstb	Gross mmcf	Net mmcf	Gross mstb	Net mstb	Gross mstb	Net mstb	0% (m$)	10% (m$)	15% (m$)	20% (m$)
Proved Producing	563	484	2,166	1,642	13	9	937	766	13,178	10,567	9,666	8,932
Total Proved	690	597	2,426	1,871	13	9	1,108	918	14,957	11,910	10,851	9,987
Total Proved & Probable	1,040	891	3,336	2,601	18	13	1,615	1,338	22,111	16,339	14,497	13,054
Total Established	865	744	2,881	2,236	16	11	1,362	1,128	18,534	14,125	12,674	11,521

Selected Financial Information

The following is a summary of selected financial information for the Offeror for the periods indicated. The following information should be read in conjunction with the financial statements of the Offeror set forth in the Circular, including the notes thereto:

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
Other income	$ --	$ --	$ --	$6,709	$8,146
Expenses	15,116	11,492	81,383	2,086,295	353,211
Loss	15,116	11,492	81,383	2,079,586	345,065
Loss per share (basic) [1]	0.07	0.05	0.38	10.19	2.50
Loss per share (diluted) [1]	0.07	0.05	0.38	10.19	2.50
Total assets	311,766	356,331	324,523	366,473	723,024
Share Capital	4,028,203	4,028,203	4,028,203	4,028,203	2,773,103
Deficit	(4,282,653)	(4,197,646)	(4,267,537)	(4,186,154)	(2,106,568)
Weighted average BME Shares outstanding (basic)	214,243[1]	214,243[1]	214,243[1]	203,743[1]	138,026[1]

Note:

(1) Retroactively adjusted for the 2001 BME Share consolidation of 1:4 and the 2002 BME Share consolidation of 1:12.5.

The following is a summary of selected financial information for Bolt for the periods indicated. The following information should be read in conjunction with the financial statements of Bolt set forth in the Circular, including the notes thereto:

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
Revenue (net of Royalties)	$957,878	$3,320,898	$7,427,310	$5,003,063	$1,536,024
Other income	15,403	36,836	74,888	184,776	333,632
Expenses	1,302,364	946,971	5,809,909	3,851,561	2,875,802
Income (Loss)	(329,083)	2,410,763	1,692,289	1,336,278	(1,006,146)
Income (loss) per share (basic)	(0.03)	0.22	0.15	0.12	(0.09)
Income (loss) per share (diluted)	(0.03)	0.21	0.15	0.12	(0.09)
Operating cash flow[1]	520,917	2,845,763	5,268,006	3,268,045	841,812
Operating cash flow per share (basic)[1]	0.04	0.26	0.47	0.30	0.08
Operating cash flow per share (diluted)[1]	0.04	0.23	0.46	0.29	0.08
Total assets	14,251,352	11,522,069	12,651,892	11,059,177	5,145,480
Shareholders equity (deficit)	7,522,610	7,828,386	7,857,016	5,417,623	4,093,360
Weighted average Bolt Shares outstanding (basic)	12,893,513	11,000,000	11,107,772	10,941,833	11,178,186

Note:

(1) Operating cash flows exclude changes in non-cash working capital.

Selected Pro forma Financial and Operational Information

The following table sets out certain financial information for BME and pro forma consolidated financial information for BME after giving effect to the proposed acquisition of all of the Bolt Shares pursuant to the Offer and certain other adjustments. The information concerning Bolt has been taken from, or based upon, public sources. The following information should be read in conjunction with the pro forma financial statements of BME and the financial statements of BME set forth in the Circular, including the notes thereto. The information presented below assumes that all of the Bolt Shares are tendered under the Offer.

	BME	Bolt	BME Pro Forma Consolidated
	(For the three months ended March 31, 2002)	(For the three months ended March 31, 2002)	(For the three months ended March 31, 2002)
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue			
Oil and gas sales	$ --	$1,216,659	$1,216,659
Royalties	--	(258,781)	(258,781)
Other	--	15,403	15,403
	--	973,281	973,281
Expenses			
Production	--	268,868	268,868
General and administrative	6,199	174,490	180,689
Interest	8,917	9,006	17,923
Depletion, depreciation and amortization	--	600,000	950,000
	15,116	1,052,364	1,417,480
Loss before income taxes	15,116	79,083	444,199
Future Income Taxes	--	250,000	103,000
Net loss	$15,116	$329,083	$547,199

Plans for Bolt

If the Offeror succeeds in acquiring all of the Bolt Shares pursuant to the Offer and under a Compulsory Acquisition or pursuant to a Subsequent Acquisition Transaction, the former Bolt Shareholders will hold BME Shares, Bolt will become wholly-owned by the Offeror, the Bolt Shares will be delisted from the TSX Venture and Bolt will, subject to regulatory approval, cease to be a "reporting issuer" for the purposes of Canadian securities legislation.

The Offeror intends to continue the business carried on by Bolt and to vigorously exploit and develop Bolt's properties.

Risk Factors

The BME Shares should be considered a highly speculative investment due to the nature of BME's business, its present stage of development and the fact that it has only recently completed the Reorganization and has not commenced operations. BME competes with other corporations which may have greater technical and financial resources. Owners of BME Shares must be prepared to rely solely upon the ability, expertise, judgement, discretion, integrity and good faith of management of BME. The energy industry is highly competitive and is subject to many other risk factors. For these and other reasons, an investment in BME Shares is suitable only to those knowledgeable and sophisticated investors who are willing to risk a loss of their entire investment. Shareholders should carefully consider these and other risk factors set out in "Risk Factors" in the Circular.

Depositary

CIBC Mellon Trust Company is acting as the depositary for the receipt of certificates from Shareholders in respect of Bolt Shares and Letters of Acceptance deposited under the Offer at the offices of the Depositary specified in the Letter of Acceptance. The Depositary will receive Notices of Guaranteed Delivery at the Toronto office specified therein. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Bolt Shares purchased by the Offeror under the Offer. See "Depositary" in the Circular.

Soliciting Dealer

FirstEnergy Capital Corp. has been retained to act as soliciting dealer to assist the Offeror with the Offer and to solicit acceptances of the Offer. See "Soliciting Dealer" in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who accepts the Offer by depositing their Bolt Shares directly with the Depositary or who uses the services of the Soliciting Dealer to accept the Offer.

Shareholders should contact the Soliciting Dealer, the Depositary or their broker or dealer for assistance in accepting the Offer and in depositing Bolt Shares with the Depositary.

OFFER

July 31, 2002

TO: THE SHAREHOLDERS OF BOLT ENERGY LTD.

1. The Offer

The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all Bolt Shares presently outstanding and all Bolt Shares which may be issued on the exercise of outstanding Bolt Options or other rights to purchase Bolt Shares, on the basis of 0.3125 of a BME Share for each Bolt Share.

THE BOLT BOARD HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO THE SHAREHOLDERS, IS IN THE BEST INTERESTS OF BOLT AND THE BOLT SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT BOLT SHAREHOLDERS ACCEPT THE OFFER.

The Offer is made only for the Bolt Shares and is not made for any Bolt Options or other rights to purchase Bolt Shares. Any holder of such options or other rights who wishes to accept the Offer should exercise such options or other rights in order to obtain certificates representing Bolt Shares and deposit the same in accordance with the Offer. Any such exercise must be done sufficiently in advance of the Expiry Time to assure the holders of any such options or other rights that they will have certificates representing Bolt Shares available for deposit before the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance".

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Bolt Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction; however, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Bolt Shares in any such jurisdiction.

The accompanying Circular, Letter of Acceptance and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2. Time for Acceptance

The Offer is open for acceptance until 5:00 p.m. (Calgary time) on September 5, 2002 (or such later time and date or times and dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer"), unless withdrawn or terminated by the Offeror.

3. Manner of Acceptance

Letter of Acceptance

The Offer may be accepted by delivering to the Depositary at any of the offices of the Depositary listed in the Letter of Acceptance so as to arrive there no later than the Expiry Time:

(a) the certificate or certificates representing the Bolt Shares in respect of which the Offer is being accepted;

(b) a Letter of Acceptance, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions to the Letter of Acceptance; and

(c) any other documents required by the instructions to the Letter of Acceptance.

Except as otherwise provided in the instructions to the Letter of Acceptance, all signatures on the Letter of Acceptance must be guaranteed by an Eligible Institution. If a Letter of Acceptance is executed by a person other than the registered holder(s) of the Bolt Shares deposited therewith, and in certain other circumstances described in the Letter of Acceptance, then certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder(s), with the signature(s) on the endorsement panel or securities transfer power guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Bolt Shares pursuant to the Offer and the certificates representing such Bolt Shares are not immediately available or such holder cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such Bolt Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, in the form enclosed with this document or a manually signed facsimile thereof, is received by the Depositary prior to the Expiry Time at its Toronto office as listed in the Notice of Guaranteed Delivery; and

(c) the certificates representing deposited Bolt Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance or a manually signed facsimile thereof covering such Bolt Shares and any other documents required by such Letter of Acceptance, are received at the Toronto office of the Depositary, prior to 4:30 p.m. (Toronto time) on the third trading day on the TSX Venture after the Expiry Time.

The Notice of Guaranteed Delivery must be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at the Toronto office listed in the Notice of Guaranteed Delivery and must include a signature guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for Bolt Shares deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) certificates representing the Bolt Shares; (ii) a Letter of Acceptance or a manually executed facsimile thereof, properly completed and duly executed, covering such Bolt Shares with the signatures guaranteed in accordance with the instructions to the Letter of Acceptance; and (iii) any other documents required by the Letter of Acceptance.

The method of delivery of certificates representing the Bolt Shares, the Letter of Acceptance and all other required documents is at the option and risk of the depositing Shareholder. The Offeror recommends that such certificates and documents be delivered by hand to the Depositary and a receipt be obtained. If such certificates or documents are mailed, the Offeror recommends that registered mail, return receipt or acknowledgement of receipt requested, be used and that proper insurance be obtained.

Holders of Bolt Shares registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing their Bolt Shares.

The execution by a Bolt Shareholder of a Letter of Acceptance irrevocably appoints the Depositary and certain officers of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Bolt Shares deposited therewith and purchased by the Offeror (the "**Purchased Securities**") and with respect to any and all dividends, stock dividends, securities, rights, warrants, payments, assets or other interests or distributions (collectively, the "**Other Securities**") declared, paid, accrued, issued, transferred, made or distributed on or in respect of the Purchased Securities on or after July 31, 2002, effective on and after the date that the Offeror takes up and pays for the Purchased Securities (the "**Effective Date**"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest), to register or record, transfer and enter the transfer of, Purchased Securities and any Other Securities on the appropriate registers of Bolt Shareholders and to exercise any and all of the rights of such Shareholder in respect of the Purchased Securities and any Other Securities including, without limitation, the right to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities and Other Securities, revoke any such instruments, authorizations or consents given on or prior to or after the Effective Date and designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the holder thereof, all as set forth in the

Letter of Acceptance, in respect of such Purchased Securities and such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Bolt and execute, endorse and negotiate, for, and in the name of and on behalf of, the registered holder of Purchased Securities and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such registered holder in respect of such Purchased Securities or Other Securities. Further, a Shareholder who executes the Letter of Acceptance, unless otherwise agreed to by the Offeror, agrees, among other things, from and after the Effective Date: (i) not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of Purchased Securities or Other Securities; (ii) not to exercise any other rights or privileges attached to any Purchased Securities or Other Securities; and (iii) to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder thereof.

Upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such holder with respect thereto. A Shareholder who executes a Letter of Acceptance covenants to execute, upon request, any additional documents, transfers or other assurances necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and any Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, personal representatives, successors and assigns of the Shareholder.

The deposit of Bolt Shares pursuant to the procedures set out in the Letter of Acceptance will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer including the depositing Shareholder's representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Purchased Securities and any Other Securities being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Securities or Other Securities to any other person; (ii) such Shareholder owns the Purchased Securities and any Other Securities within the meaning of the applicable securities laws; (iii) the deposit of such Purchased Securities and any Other Securities complies with applicable securities laws; and (iv) when such Purchased Securities and any Other Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Bolt Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the right to waive any defect or irregularity in the deposit of any Bolt Shares. The Offeror's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery) will be final and binding.

There shall be no obligation on the Offeror, the Soliciting Dealer or the Depositary to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Bolt Shares tendered to the Offer, unless all of the following conditions are satisfied or waived by the Offeror prior to the Expiry Time:

(a) prior to the Expiry Time and at the time the Offeror first takes up and pays for Bolt Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn a number of Bolt Shares which constitutes at least 66 2/3% of the outstanding Bolt Shares (calculated on a diluted basis), other than Bolt Shares owned at the date of the Offer by the Offeror, its associates and affiliates or by persons whose Bolt Shares may not be included as part of the minority approval of a Subsequent Acquisition Transaction (the "**Minimum Condition**");

(b) any applicable waiting periods under any competition, merger control or similar law, regulation or other governmental authority having direct or indirect jurisdiction over the Offeror, Bolt or the Offer or any other transaction contemplated by the Offer with respect to any such matters shall have expired or been terminated in respect of such transactions;

(c) the Acquisition Agreement shall not have been terminated pursuant to its terms;

(d) all other regulatory approvals, orders, rulings, exemptions, consents and waiting periods (including, without limitation, under the *Competition Act* (Canada), the *Hart-Scott Rodino Antitrust Improvements Act of 1976* (United States) (if applicable) and the *Investment Canada Act* (Canada) and those of any stock exchanges or securities or other regulatory authorities) which, in the sole judgment of the Offeror, are necessary shall have been obtained on terms and conditions satisfactory to Offeror in its sole discretion, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated and the Offeror shall have determined in its judgment, acting reasonably, that no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period and no proceedings shall have been taken or threatened under the merger provisions of Part VIII under the *Competition Act* (Canada) in respect of the transaction contemplated by the Acquisition Agreement, including, without limitation, the Offer;

(e) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied, whether or not having the force of law:

  (i) which, in the judgment of the Offeror, acting reasonably, has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror, of the Bolt Shares or the right of the Offeror to own or exercise full rights of ownership of the Bolt Shares, or the ability of the Offeror to complete a Compulsory Acquisition or any Subsequent Acquisition Transaction, or

  (ii) which, in the judgment of the Offeror, acting reasonably, has had or may have a material adverse effect on Bolt or the Offeror or the Offeror's ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(f) the Offeror shall have determined in its judgment, acting reasonably, that there does not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the Bolt Shares under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(g) the Offeror shall have determined in its judgment, acting reasonably, that Bolt has not, directly or indirectly, taken or proposed to take any action, or publicly disclosed that it intends to take any action, and the Offeror shall not have otherwise learned of any previous action taken by Bolt, directly or indirectly, which had not been publicly disclosed prior to the announcement of the Offer, that would be materially adverse to the business of Bolt or the value of the Bolt Shares to the Offeror or that would make it inadvisable for the Offeror to proceed with the Offer or with taking up and paying for Bolt Shares under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction including, without limiting the generality of the foregoing, any action with respect to any agreement, proposal, offer or understanding relating to any material sale, disposition or other dealing with any of its direct or indirect assets (other than any such sale, disposition or other dealing between Bolt and a subsidiary), any issue of shares, options or other securities of Bolt to any person (other than a subsidiary), or any material acquisition from a third party of assets or securities by Bolt, or any material capital expenditure by Bolt not in the ordinary course of business;

(h) there shall not have occurred (and there shall not have been publicly disclosed, and the Offeror shall not have otherwise learned of, if previously not publicly disclosed) any direct or indirect change (or any condition, event or development involving a prospective change) not publicly disclosed prior to the announcement of the Offer in the business, operations, assets, capitalization, financial condition, licences, permits, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Bolt (other than: (A) arising out of a matter which has been disclosed in a document filed on SEDAR or disclosed in writing to the Offeror or in the Acquisition Agreement; (B) resulting from conditions affecting the oil and gas industry in the jurisdictions in which Bolt holds its assets, taken as whole, including, without limitation, changes, actual or prospective, in commodity prices; or (C) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere) which, in the judgment of the Offeror, acting reasonably, is materially adverse to the business of Bolt or to the value of the Bolt Shares to the Offeror;

(i) the Offeror shall have determined in its judgment, acting reasonably, that: (i) no material right, franchise or licence of Bolt has been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, whether as a result of the making of the Offer, the taking up and paying for Bolt Shares deposited under the Offer or otherwise which might make it inadvisable for the Offeror to proceed with the Offer or with the taking up and paying for the Bolt Shares under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction (other than: (A) arising out of a matter which has been disclosed in a document filed on SEDAR or as disclosed in writing to the Offeror or in the Acquisition Agreement; (B) resulting from conditions affecting the oil and gas industry in the jurisdictions in which Bolt holds its assets, taken as whole, including, without limitation, changes, actual or prospective, in commodity prices; or (C) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere); and (ii) except as previously disclosed to the Offeror in writing, no covenant, term or condition of any instruments or agreements of Bolt exists which might make it inadvisable for the Offeror to proceed with the Offer or with the taking up and paying for the Bolt Shares under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction (including, without limitation, any default, acceleration or other adverse event that may ensue as a result of the Offeror taking up and paying for the Bolt Shares under the Offer or completing a Compulsory Acquisition or Subsequent Acquisition Transaction);

(j) there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the *Income Tax Act* (Canada) or any announcement governmental or regulatory initiative, condition, event or development involving a change or a prospective change) other than the implementation of a change announced prior to July 15, 2002 that, in the judgment of the Offeror, acting reasonably, directly or indirectly, has or may reasonably be expected to have a material adverse effect with respect to the current or anticipated business or operations of any of the Offeror or Bolt and their respective subsidiaries or entities in which either of them has a material interest or with respect to the regulatory regime applicable to their respective businesses and operations or with respect to completing any Compulsory Acquisition or Subsequent Acquisition Transaction or with respect to any potential integration of Bolt with the Offeror or any subsidiary, associate or affiliate of the Offeror or any reorganization of the Offeror or Bolt in connection with any such potential integration;

(k) there shall not have occurred any material breach by Bolt of any of the terms of the Acquisition Agreement or any termination of the Acquisition Agreement pursuant to the terms of the Acquisition Agreement or any material breach by a Bolt Tendering Shareholder of any of the terms of the Share Deposit Agreement or any provision of the Acquisition Agreement or of the Share Deposit Agreement shall have been held by a court, securities commission or other regulatory authority to be invalid or unenforceable in accordance with its terms or any of the representations and warranties of Bolt under the Acquisition Agreement are not true and correct in all material respects at the Expiry Time;

(l) the Offeror shall have conducted and completed its investigation of Bolt and its subsidiary, and their business and assets and the Offeror, acting reasonably, shall have been satisfied that such investigation did not disclose a situation previously unknown to the Offeror as at July 15, 2002 that is materially adverse to Bolt; and

(m) immediately prior to the Expiry Time, the Offeror shall have received the written confirmation of Bolt that: (i) Bolt has not breached, or failed to comply with, in any material respect, any of its covenants under the Acquisition Agreement; and (ii) the representations and warranties of Bolt contained in the Acquisition Agreement are true and correct in all material respects at and as of the Expiry Time.

The conditions described above are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances or may, subject to the Acquisition Agreement, be waived by the Offeror in its sole discretion, at any time and from time to time before the Expiry Time without prejudice to any other rights which the Offeror may have under the Offer; provided that, the Minimum Condition may not be waived without the prior written consent of Bolt. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer shall be effective on the day on which written notice or other communication confirmed in writing by the Offeror to that effect is given to the Depositary at its principal office in Calgary. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 12 of the Offer, "Notice and Delivery", and shall provide a copy of the aforementioned notice to the TSX Venture. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Bolt Shares deposited under the Offer and the Depositary will promptly return all certificates for deposited Bolt Shares, Letters of Acceptance, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror's expense.

5. Extension and Variation of the Offer

The Offer is open for acceptance until, but not after, the Expiry Time.

The Offeror reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Expiry Time or to vary the Offer by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 12 of the Offer, "Notice and Delivery", to all holders of Bolt Shares whose Bolt Shares have not been taken up prior to the extension or variation. The Offeror shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX Venture. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise first communicated in writing to the Depositary at its principal office in Calgary.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been satisfied or complied with unless the Offeror first takes up all Bolt Shares deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before ten days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts or securities regulatory authorities.

During any such extension or in the event of any variation, all Bolt Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 6 of the Offer, "Payment for Deposited Securities", and to Section 8 of the Offer, "Withdrawal of Deposited Securities". An extension of the Expiry Time or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Bolt Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Bolt Shares are taken up under the Offer.

6. Payment for Deposited Securities

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer" have been satisfied or waived by the Offeror at the time, the Offeror may, following the expiration of 35 days from the date of the Offer, commence taking up and paying for Bolt Shares properly deposited under the Offer and not withdrawn. Any Bolt Shares that may be taken up by the Offeror prior to the Expiry Date shall be paid for by the Offeror as soon as possible, and in any event not more than three Business Days after the taking up of the Bolt Shares. If the Offeror has not taken up any Bolt Shares prior to the Expiry Time, and provided the conditions of the Offer referred to above have been fulfilled or waived at that time, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) take up and pay for Bolt Shares validly deposited under the Offer and not withdrawn not later than 10 days from the Expiry Date. Any Bolt Shares deposited pursuant to the Offer subsequent to a date on which the Offeror has previously taken up Bolt Shares deposited under the Offer shall be taken up and paid for within 10 days from the time such Bolt Shares were deposited.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Bolt Shares or to terminate the Offer and not take up or pay for any Bolt Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Bolt Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. The Offeror will be deemed to have taken up and accepted for payment Bolt Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary of its acceptance for payment of such Bolt Shares pursuant to the Offer.

The Offeror will pay for Bolt Shares validly deposited pursuant to the Offer and not withdrawn by issuing BME Shares to or on behalf of the holders of deposited Bolt Shares who are entitled to BME Shares and providing the Depositary with certificates representing such BME Shares for delivery to such holders. No fractional BME Shares will be issued. If any Shareholder that has deposited Bolt Shares would otherwise be entitled to receive a fractional BME Share, the number of BME Shares to be issued to such Shareholder will be rounded up to the nearest whole number of BME Shares. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Bolt Shares on the purchase price of Bolt Shares purchased by the Offeror regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Bolt Shares in acceptance of the Offer for the purposes of receiving payment under the Offer from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Bolt Shares.

Settlement will be made by the Depositary forwarding the certificate representing the BME Shares to which that person is entitled provided that the person is a resident of a province of Canada or another jurisdiction in which the BME Shares may be lawfully delivered without further action by the Offeror. Subject to the foregoing and unless otherwise directed by the Letter of Acceptance, the certificate representing the BME Shares will be issued in the name of the registered holder of the Bolt Shares deposited. Unless the person depositing the Bolt Shares instructs the Depositary to hold the certificate representing the BME Shares for pick-up by checking the appropriate box in the Letter of Acceptance, certificates will be forwarded by first class insured mail to such persons at the address specified in the Letter of Acceptance. If no address is specified, certificates will be forwarded to the address of the Shareholder as shown on the registers maintained by Bolt.

Depositing Shareholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their Bolt Shares directly with the Depositary or if they use the services of the Soliciting Dealer to accept the Offer. Transfer taxes, if any, on the purchase of Bolt Shares will be paid by the Offeror.

7. Shareholders who are U.S. Persons

The BME Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any foreign jurisdiction, including under the U.S. Securities Act. Accordingly, all BME Shares delivered pursuant to the Offer to any person who is a U.S. Person will be offered and sold pursuant to an

exemption from the registration requirements of the U.S. Securities Act. Shareholders will be required to certify in the Letter of Acceptance whether or not they are U.S. Persons.

8. Withdrawal of Deposited Securities

All deposits of Bolt Shares pursuant to the Offer are irrevocable, provided that any Bolt Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable law):

(a) at any time where the Bolt Shares have not been taken up by the Offeror under the Offer;

(b) at any time before the expiration of ten days from the date of a notice of variation or change required by applicable securities laws to be given to Shareholders whose Bolt Shares have not been taken up by the Offeror; and

(c) at any time after three Business Days from the date the Offeror takes up Bolt Shares, if such Bolt Shares have not been paid for by the Offeror.

In order for any withdrawal to be effective hereunder, notice of the withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Bolt Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Acceptance that accompanied the Bolt Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); (ii) specify such person's name, the number of Bolt Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Bolt Shares to be withdrawn; and (iii) must be addressed to the Offeror and to the Depositary. Any signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Acceptance (as described in the instructions set out in such letter), except in the case of Bolt Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the properly completed and executed written notice by the required office of the Depository listed in the Letter of Acceptance.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on the Offeror, the Depositary, the Soliciting Dealer, or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If the Offeror extends the Offer, is delayed in taking up or paying for Bolt Shares or is unable to take up or pay for Bolt Shares for any reason, then, without prejudice to the Offeror's other rights, Bolt Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror except to the extent that depositing holders thereof are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable law.

Bolt Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time on or prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

9. Return of Deposited Securities

If any deposited Bolt Shares are not taken up and paid for by the Offeror for any reason, or if certificates are submitted for more Bolt Shares than are deposited, certificates for Bolt Shares not taken up or paid for or for Bolt Shares not deposited will be returned at the Offeror's expense by either sending new certificates representing Bolt Shares not purchased or returning the deposited certificates (and other relevant documents). The certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the Shareholder in the Letter of Acceptance or, if such name or address is not so specified, in such name and to such address as shown on the registers maintained by Bolt as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

10. Changes in Capitalization, Distributions and Liens

If, on or after July 31, 2002, Bolt should subdivide, consolidate or otherwise change any of the Bolt Shares or its capitalization or make any distribution of securities on such Bolt Shares, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefore) to reflect such subdivision, consolidation or other change or distribution.

Bolt Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever and together with all rights and benefits arising therefrom including the right to any and all distributions, securities, rights, warrants, payments, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Bolt Shares on or after July 31, 2002. If Bolt should declare or pay any distribution or declare, make or pay any other amount in respect of, or declare, allot, reserve or issue any securities, rights or other interests with respect to, any Bolt Share that is payable or distributable to Shareholders of record on a record date that is prior to the date of transfer into the name of the Offeror or its nominee or transferee on the register of Shareholders maintained by Bolt or its agent of such Bolt Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Bolt Share, and the depositing Shareholder will be required to promptly remit and transfer to the Depositary for the account of the Offeror any such distribution, payment, right or other interest, together with appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer to deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

11. Mail Service Interruption

Notwithstanding the provisions of the Offer or the Letter of Acceptance or the Notice of Guaranteed Delivery, certificates, notices and other relevant documentation from the Offeror or the Depositary to Shareholders will not be mailed if the Offeror determines that delivery by mail may be delayed, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Persons entitled to certificates for BME Shares which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Bolt Shares, in respect of which the certificates are being issued, were deposited. Notwithstanding Section 6 of this Offer, share certificates or documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholders at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by the Offeror shall be given in accordance with Section 12 of this Offer, "Notice and Delivery".

12. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Bolt Shareholders if: (i) it is mailed by first class mail postage prepaid to the registered holders of Bolt Shares at their respective addresses appearing in the registers for such Bolt Shares maintained by Bolt and will be deemed to have been received on the first Business Day following mailing; or (ii) it is given in such other manner as may be permitted by applicable law.

These provisions apply notwithstanding any accidental omission to give notice to any one or more Bolt Shareholders and notwithstanding any interruption of mail service following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices in Canada or the United States are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under this Offer, except as otherwise provided, will be deemed to have been properly given and to have been received by the Shareholders, as the case may be, if: (i) it is given to the TSX Venture for dissemination through its facilities; (ii) if it is published once in the nationally circulated edition of *The*

Globe and Mail, provided that if the national edition of *The Globe and Mail* is not being generally circulated, publication thereof shall be made in *The National Post* or any other daily newspaper of general circulation in the cities of Calgary and Toronto; or (iii) it is given to the Dow Jones News Service.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received by the Depositary at one of the addresses noted for the Depositary as set forth in the Letter of Acceptance or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received by the Depositary at one of the addresses listed in the Letter of Acceptance or Notice of Guaranteed Delivery, as applicable.

13. Market Purchases and Sales of Bolt Shares

The Offeror reserves the right to, and may, acquire (or cause an affiliate to acquire) Bolt Shares by making purchases through the facilities of the TSX Venture, subject to applicable law, at any time and from time to time during the Offer Period. The Offeror will not make any purchases of Bolt Shares through the facilities of the TSX Venture until the third Business Day following the date of the Offer. The aggregate number of Bolt Shares so acquired by the Offeror through the facilities of the TSX Venture during the Offer Period shall not exceed 5% of the outstanding Bolt Shares as of the date of the Offer. If the Offeror should purchase Bolt Shares in the market, the Bolt Shares so purchased shall be counted in determining whether the Minimum Condition has been fulfilled.

Although the Offeror has no present intention to sell the Bolt Shares acquired under the Offer, it reserves the right to make or enter into any arrangement, commitment or understanding at or prior to the Expiry Time to sell the Bolt Shares taken up under the Offer after the Expiry Time.

14. Acquisition of Securities Not Deposited

If the Offeror takes up and pays for Bolt Shares validly deposited under the Offer and acquires not less than 90% of the issued and outstanding Bolt Shares (other than Bolt Shares held at the date hereof by or on behalf of the Offeror or its affiliates or associates as defined in the ABCA), the Offeror intends, to the extent possible, to acquire the remaining Bolt Shares pursuant to the compulsory acquisition provisions of the ABCA. If the Offeror takes up and pays for Bolt Shares validly deposited under the Offer and acquires less than such number thereof or the compulsory acquisition provisions of the ABCA are otherwise unavailable or if the Offeror elects not to proceed by way of the compulsory acquisition provisions of the ABCA, the Offeror intends to consider other means of acquiring, directly or indirectly, all of the equity interest in Bolt available in accordance with applicable law, including a Subsequent Acquisition Transaction. If the Minimum Condition is satisfied, the Offeror will own sufficient Bolt Shares to effect such Subsequent Acquisition Transaction. See "Acquisition of Securities Not Deposited" in the Circular.

15. Other Terms of the Offer

The provisions of the Circular, Letter of Acceptance and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer or in the Circular, and, if any such information or representation is given or made, it must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, the Soliciting Dealer or the Depositary for the purposes of the Offer. In any jurisdiction in which this Offer is required to be made by a licensed broker or dealer, this Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination on all questions relating to the interpretation of the Offer, the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery and the validity of any acceptance of the Offer and any withdrawals of Bolt Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Bolt Shares or notice of withdrawal of Bolt Shares, and the due completion and execution of the Letters of Acceptance and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Bolt Shares or any particular Shareholder. There shall be no obligation on the Offeror, the Soliciting Dealer or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Bolt Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Bolt Shares in any such jurisdiction.

The Offer and accompanying Circular and other documents referred to above constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer.

Dated at Calgary, Alberta, this 31st day of July, 2002.

BLUE MOUNTAIN ENERGY LTD.

By: (signed) "*Randy W. Pawliw*"
President

CIRCULAR

The following information is provided in connection with the accompanying Offer dated July 31, 2002 by the Offeror to purchase all of the issued and outstanding Bolt Shares, including Bolt Shares which may become outstanding on the exercise of Bolt Options or other rights to purchase Bolt Shares.

The terms, conditions and provisions of the accompanying Offer, the Letter of Acceptance and the Notice of Guaranteed Delivery are incorporated into and form part of the Circular. Terms that are defined in the Offer shall, where used in this Circular, have the meanings so defined.

Except as specifically disclosed herein, the information concerning Bolt contained in the Circular has been supplied by Bolt or has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein based on information contained in such documents and records are inaccurate or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Bolt to disclose publicly events or facts that may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

BACKGROUND TO AND BENEFITS OF THE OFFER

Mr. Randy W. Pawliw, President of the Offeror, has known Mr. Raymond Chiarastella, President of Bolt, for in excess of twenty years. After the public announcement of the Offeror's $23 million equity Offering, Mr. Pawliw received a call from Mr. Chiarastella on May 17, 2002 to discuss the possible merits of combining the Offeror and Bolt. As the Offeror was undertaking the Reorganization to "grow through the drill bit", through exploration, and because Bolt has numerous exploration and development opportunities in various stages of completion, Mr. Pawliw considered this potential combination to be worth a detailed investigation. On May 21, 2002, the technical groups of both entities, including all management, met to review Bolt's exploration and development projects. This was the first of numerous meetings to follow.

Detailed technical work was carried on through to the end of June, 2002 when the negotiations on the potential Offer and the Acquisition Agreement became detailed. Negotiations continued through July, until July 17, 2002, when the execution of the Acquisition Agreement providing for the Offer was announced to the public. See "Acquisition Agreement" and "Information Concerning Blue Mountain Energy Ltd. – Background to BME – Reorganization" in this Circular.

The Offeror believes that the benefits to Bolt Shareholders resulting from the combination of the respective businesses of the Offeror and Bolt include:

(a) a stronger combined entity with zero debt, $18 million (cash) in working capital and a drill-ready inventory of prospects which represent significant upside potential;

(b) participation in a combined entity with management which both complements each other and has significant experience in the oil and gas industry;

(c) Bolt will provide a seasoned Vice President, Land and three geologists, while the Offeror will provide a seasoned President, Vice President, Exploration, Vice President, Engineering and Chief Financial Officer, all with proven track records in the oil and gas industry;

(d) a management team with a significant vested interest (aligned with shareholders), holding an aggregate of approximately 20% of the equity in the combined entity;

(e) improved efficiencies and economies of scale at the operational level of the combined business;

(f) larger market capitalization and greater liquidity; and

(g) in most circumstances for Canadian residents, a tax free rollover into BME Shares. See "Canadian Federal Income Tax Considerations" in this Circular.

PURPOSE OF THE OFFER AND THE OFFEROR'S PLANS FOR BOLT

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the Bolt Shares.

Plans For Bolt

Pursuant to the Acquisition Agreement, the Bolt Board and the boards of directors of Bolt's subsidiary will, immediately following the acquisition by the Offeror of the Minimum Required Shares, be reconstituted through resignations of all their existing directors and the appointment of the Offeror's nominees in their stead. If permitted by applicable law, subsequent to the completion of the Offer or a Compulsory Acquisition or a Subsequent Acquisition Transaction, if necessary, it is intended to delist the Bolt Shares from the TSX Venture, and to cause Bolt to cease to be a reporting issuer under Canadian securities laws.

The Offeror currently intends that, after the completion of the Offer, it will continue the business carried on by Bolt and vigorously exploit and develop Bolt's properties.

RECOMMENDATION OF THE BOLT BOARD

The Bolt Board has unanimously determined that the Offer is fair to the Bolt Shareholders, is in the best interests of Bolt and the Bolt Shareholders and unanimously recommends that Bolt Shareholders accept the Offer.

ACQUISITION AGREEMENT

The Offer

The Offeror and Bolt entered into the Acquisition Agreement dated July 15, 2002 pursuant to which the Offeror agreed to make the Offer. Under the Acquisition Agreement, Bolt consented to the Offer and represented and warranted that the Bolt Board: (a) have determined that the Offer is fair to the Shareholders and that the Offer and entering into of the Acquisition Agreement is in the best interests of Bolt and the Shareholders; and (b) will recommend that the Shareholders accept the Offer. The Bolt Board may only withdraw, modify or change any recommendation with respect to the Offer in the circumstances referred to below and under "Acquisition Agreement - Termination Provisions".

The Offeror and Bolt have agreed that, among other things, Bolt shall not, directly or indirectly, through any director, officer, promoter, employee, representative or agent of Bolt or any subsidiary of Bolt:

(a) solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation or continuation of an Acquisition Proposal;

(b) continue or participate in any discussions or negotiations relating to any such transactions with, or otherwise cooperate with or assist or facilitate, encourage or participate in any effort to take such action by, or provide any information to, any corporation, person or other entity or group; or

(c) waive or otherwise forebear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forebear in respect of, any rights or other benefits of Bolt under confidentiality or other agreements, including any "standstill" provisions therein,

provided, however, that the foregoing shall not prevent the Bolt Board from responding to and recommending to the Shareholders a Superior Proposal. In addition, Bolt has agreed that it shall, and shall cause its subsidiaries and its and their directors, officers, promoters, employees, representatives and agents to immediately cease and cause to be terminated all discussions and negotiations, if any, with any parties (other than the Offeror) with respect to any actual, future or potential Acquisition Proposal, and Bolt shall immediately close any data rooms. Bolt has further agreed not to release any third party from any confidentiality or standstill agreement to which Bolt and such third party are parties. Bolt agreed to immediately send a letter to each party who has had such discussions or who has entered into a confidentiality agreement with Bolt pertaining to the sale of Bolt or a material portion of its assets requiring such party to return to Bolt or its agents or advisors or destroy all information provided to such party by Bolt or its agents or advisors or prepared by such party in respect of Bolt and shall use all reasonable efforts to ensure that such requests are honoured. Bolt further agreed to immediately advise the Offeror orally and in written form of any response or action by any recipient of such information which Bolt reasonably believes could adversely affect the completion of the Offer, or give rise to an Acquisition Proposal.

The Acquisition Agreement further provides that Bolt shall immediately notify the Offeror of any future Acquisition Proposal or any request for non-public information relating to Bolt in connection with an Acquisition Proposal or for access to any of its properties, books or records by any person or entity that informs Bolt that it is considering making, or has made, an Acquisition Proposal. Such notice to the Offeror shall indicate such details of the proposal, inquiry or contact known to Bolt as the identity of the person making such proposal, inquiry or contact, the consideration offered and such other details as the Offeror may reasonably request and shall include copies of any documentation received from the person making such proposal. If, however, Bolt receives a request for material non-public information from a party who proposes to Bolt a *bona fide* Acquisition Proposal and the Bolt Board determines that such proposal is a Superior Proposal, then and only in such case, Bolt may, subject to the execution of a confidentiality agreement substantially similar to the confidentiality agreement between the Offeror and Bolt dated July 12, 2002 (the "**Confidentiality Agreement**"), provide such party with access to information regarding Bolt. Bolt shall provide to the Offeror a true and complete copy of any such confidentiality agreement forthwith following its execution and make available to the Offeror all information provided to such party that has not been previously provided to the Offeror concurrently with the provision of any information to such party.

Bolt has agreed to not enter into any agreement regarding a Superior Proposal (a "**Proposed Agreement**") without providing the Offeror with the full details of the Proposed Agreement and with an opportunity of not less than 72 hours to amend the Acquisition Agreement to provide at least as favourable or more favourable terms to the Shareholders than those to be included in the Proposed Agreement. In particular, Bolt has covenanted to provide the Offeror with a true and complete copy of any Proposed Agreement at least 72 hours prior to its proposed execution by Bolt and to immediately provide to the Offeror with a true and complete copy of any Proposed Agreement which is executed. In the event the Offeror agrees to and does amend the Acquisition Agreement as provided above within such 72 hour period, Bolt has covenanted to not enter into the Proposed Agreement.

The Offeror is permitted, under the Acquisition Agreement, in its sole discretion to waive any term or condition of the Offer for its benefit, provided that if the Offeror takes up and pays for any Bolt Shares, it will acquire not less than the Minimum Required Shares; otherwise, the Offeror may not vary any term or condition of the Offer, provided that the Offeror may increase the consideration to be paid for each Bolt Share or extend the Expiry Time.

Bolt has agreed that, until the Acquisition Agreement has terminated in accordance with its terms, the business of Bolt will be conducted in the usual and ordinary course of business.

Compensation Fee

Pursuant to the terms of the Acquisition Agreement, Bolt has agreed that, if at any time after the date of the Acquisition Agreement:

(a) the Bolt Board withdraws or, in any manner adverse to the Offeror, redefines, modifies or changes any of its recommendations, approvals, resolutions or determinations as agreed to in the Acquisition Agreement or resolves to do so;

(b) the Bolt Board fails to reaffirm its recommendation of the Offer to Shareholders by press release within five days after the public announcement or commencement of any Acquisition Proposal made prior to the Expiry Time and in a Directors' Circular within 15 days after the commencement of any such Acquisition Proposal;

(c) prior to the Expiry Time, the Bolt Board recommends that Shareholders deposit their Bolt Shares under, vote in favour of, or otherwise accept, an Acquisition Proposal;

(d) Bolt enters into an agreement (other than a confidentiality agreement substantially similar to the Confidentiality Agreement) with any person with respect to an Acquisition Proposal to be made prior to the Expiry Time; or

(e) prior to the Expiry Time, a Superior Proposal is publicly announced, proposed, offered or made to the Shareholders or to Bolt and at the Expiry Time the Minimum Condition of the Offer has not been satisfied,

then Bolt will, on the Business Day following the occurrence of any of the events described above, pay to the Offeror the amount of $500,000 (the "**Compensation Fee**").

Share Deposit Agreements

Holders of 6,042,168 Bolt Shares (representing approximately 47% of the current issued and outstanding Bolt Shares), being directors, officers of Bolt and other Bolt Shareholders have entered into, and continue to be bound by, the Share Deposit Agreements. Pursuant to the Share Deposit Agreements, the Bolt Tendering Shareholders have agreed, subject to the terms thereof, to accept the Offer by depositing thereunder all Bolt Shares beneficially owned, directly or indirectly, by them and any Bolt Shares which may be issued on the exercise of any Bolt Options currently held by them and not to withdraw the same except in certain cases as set out in the Share Deposit Agreements.

The Share Deposit Agreements further provide that if entitled, the Bolt Tendering Shareholders will "rollover" their options to acquire Bolt Shares to become options to acquire BME Shares, with appropriate adjustments to the number of BME Shares to be acquired and the exercise price, based on the exchange ratio of BME Shares for Bolt Shares under the Offer. To be entitled for such "rollover", a Bolt Tendering Shareholder must be becoming either a director, consultant to the BME Board, officer or employee of the Offeror following the completion of the Offeror.

The majority of the Share Deposit Agreements provide that, in the event that a Superior Proposal is offered or made to the holders of Bolt Shares prior to the completion of the Offer, or any extension thereof, and the Offeror has not, within 72 hours of being notified of such Superior Proposal, increased its consideration under the Offer to an amount at least equal to the consideration offered under the Superior Proposal, the Bolt Tendering Shareholders shall be released from the obligations contained in the Share Deposit Agreements in order to deposit such securities to the Superior Proposal. The balance of the Share Deposit Agreements amend the definition of "Superior Proposal" such that the superiority of any such proposal is determined by the specific Bolt Tendering Shareholders rather than the Bolt Board; otherwise, these Share Deposit Agreements are identical to the others.

The Share Deposit Agreements may be terminated by the Bolt Tendering Shareholders on written notice to the Offeror if: (a) the Offeror has not mailed the Offer within the time periods required by the Acquisition Agreement; (b) the Offeror has terminated the Offer without having purchased the Bolt Shares which have been tendered and are available for purchase thereunder; (c) the Offeror has failed to take up and pay for the Bolt Shares tendered pursuant to the Offer (as the same may be amended or extended) on or before the earlier of the date the Offeror is required to do so under the terms and conditions of the Offer; or (d) the Offeror has materially breached any representation, warranty, term or condition of the Share Deposit Agreements or the Acquisition Agreement.

Reconstitution of Bolt Board

Pursuant to the Acquisition Agreement, the Bolt Board and the boards of directors of Bolt's subsidiary will, as soon as possible following the acquisition by the Offeror of the Minimum Required Shares, be reconstituted through resignations of all their existing directors and the appointment of the Offeror's nominees in their stead. Bolt has agreed that it will use reasonable commercial efforts to enable the Offeror to cause the appointment of the Offeror's nominees in order to effect the foregoing without the necessity of a meeting of Shareholders. The Offeror agrees that at the time of the appointment of the Offeror's nominees as directors of Bolt, Mr. Raymond Chiarastella will be appointed to the BME Board and Mr. James Banister will be appointed as a consultant to the BME Board, with full power to attend and speak at board meetings, and will be nominated as a management nominee for election as a director of the Offeror at its next annual general meeting.

Termination Provisions

The Acquisition Agreement may be terminated by written notice given to the other party at any time prior to the time the Offeror first takes up and pays for the Bolt Shares: (a) by the Offeror, if the conditions set forth in Section 4 of the Offer, "Conditions of the Offer", have not been satisfied or waived by the Offeror on or before the Expiry Time; (b) by the Offeror, if the Bolt Board shall withdraw, modify or change any recommendation regarding the Offer in a manner adverse to the Offeror, in accordance with the provisions of the Acquisition Agreement; (c) by Bolt, if the Offeror has not taken up and paid for the Bolt Shares deposited under the Offer on or before that date which is 60 days following the date of mailing of the Offer or pursuant to the provisions of the Acquisition Agreement; (d) by either the Offeror or Bolt, if the Offer terminates or expires at the Expiry Time without the Offeror taking up and paying for any of the Bolt Shares as a result of the failure of any condition set forth in Section 4 of the Offer, "Conditions of the Offer", which has not been waived; (e) by either the Offeror or Bolt, in the event that the other of them shall not have complied with or performed, in all material respects, its covenants and obligations under the Acquisition Agreement to be complied with or performed at or prior to the Expiry Time, or any of the representations and warranties of the other of them under the Acquisition Agreement are not true and correct in all material respects at or prior to the Expiry Time; (f) by the Offeror, in the event that the Compensation Fee shall have been paid by Bolt to the Offeror in accordance with the terms thereof; or (g) by mutual written consent of Bolt and the Offeror.

Bolt Options

In accordance with the Acquisition Agreement, each of Bolt and the Offeror have agreed to use reasonable commercial efforts to cause those Optionholders who will become employees and directors (including the Bolt director who will initially be a consultant to the Offeror, and then be nominated to be a director of the Offeror) of the Offeror subsequent to completion of the Offer to "rollover" their Bolt Options to be options to acquire BME Shares, based on the exchange ratio under the Offer and with appropriate adjustments to the exercise price and the number of BME Shares to be acquired on exercise. For Optionholders who are offered but refuse to enter into "rollover" arrangements for their options or for Optionholders who will not become directors or employees of the Offeror subsequent to completion of the Offer, Bolt has agreed to use all reasonable commercial efforts to ensure that all options, whether issued pursuant to Bolt's stock option plan and other compensation arrangements or otherwise, are no later than immediately prior to the Expiry Time, either: (i) exercised and all Bolt Shares issued in connection therewith are deposited to the Offer; or (ii) terminated, surrendered or cancelled. Bolt has further agreed and represented that the Bolt Board has also resolved, and has authorized and directed Bolt, subject to the receipt of any required regulatory approvals: (i) to the extent necessary, to amend the terms of its stock option plan and other compensation arrangements to permit and to cause the vesting of option entitlements thereunder to accelerate prior to or concurrent with the mailing of the Offer such that all outstanding options to acquire Bolt Shares shall be exercisable and fully vested prior to the Expiry Time; (ii) to arrange for all Bolt Shares that are fully paid thereunder to be distributed to those persons entitled thereto so as to be able to be tendered to the Offer; and (iii) to satisfy all other obligations of Bolt under such plans.

Employment Contracts

Pursuant to the Acquisition Agreement, each of Messrs. Raymond Chiarastella, Earl Tobin and Sherman Hirowatari have entered into new employment agreements with BME and each of these gentlemen and Mr. James Banister have agreed to "rollover" their Bolt Options to become options to acquire BME Shares, with appropriate adjustments in the exercise price and the number of shares subject to such options as detailed under "Acquisition Agreement - Bolt Options".

INFORMATION CONCERNING BLUE MOUNTAIN ENERGY LTD.

General

The Offeror was incorporated on May 26, 1993 as Fosters Resources Ltd. under the ABCA. On May 14, 2001, the Offeror consolidated its issued and outstanding BME Shares on a 1:4 basis and concurrently changed its name to Blue Mountain Resources Ltd. On July 18, 2002, in connection with the Reorganization, the Offeror consolidated its issued and outstanding BME Shares on a 1:12.5 basis and concurrently changed its name to Blue Mountain Energy Ltd. The principal office of the Offeror is located at #1270 Bow Valley Square 1, 202 - 6th Avenue S.W., Calgary, Alberta, T2P 2R9. The Offeror's registered office is located at #3500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8.

The Offeror was registered as an extra-provincial corporation under the laws of the Province of New Brunswick on January 20, 1995 and the laws of the Northwest Territories on July 7, 1993.

Intercorporate Relationships

The Offeror has an 83.33% interest in Melut Petroleum Company Ltd., a currently inactive subsidiary formed pursuant to the laws of Barbados on August 13, 1999 and a 100% interest in Canaf Exploration Ltd., a currently inactive subsidiary incorporated under the ABCA on June 4, 1999.

Background to BME

General Development of the Business

BME is a publicly-traded oil and gas company based in Calgary, Alberta. On incorporation in 1993, the Offeror was a diamond exploration company which focused its exploration efforts at Rawalpindi Lake in the Northwest Territories. In 1997, the Offeror began evaluating a gold claim it holds at Devil Pike in New Brunswick. The Offeror ceased further assessment of the claim, when the price of gold was considered too low. While the Offeror continues to hold such claim in good standing, the Offeror considers it not to be material.

The Offeror was restructured on June 16, 1999 when it was recapitalized and a new management team and present BME Board were appointed. With this restructuring, the Offeror's main focus became that of an international oil exploration and development company. The Offeror's activities and resources were focused on its subsidiary, Melut Petroleum Company Ltd.'s, exploration and development of an international oil and gas concession. During 2000, Melut Petroleum Company Ltd. lost its interest in such concession and the Offeror essentially became inactive.

Management has recently reorganized the Offeror with the objective of exploring, acquiring and exploiting oil and gas prone assets within the Western Canadian Sedimentary Basin. The Offeror was only recently reorganized and has not conducted any operations to date. See "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization".

Reorganization

On July 5, 2002, the BME Shareholders approved the consolidation of the then outstanding common shares of the Offeror on a 1:12.5 basis (the "**Consolidation**"). The Consolidation became effective on July 18, 2002. The Consolidation was part of a larger reorganization of the Offeror described below.

From mid to late 2000, the Offeror had explored various opportunities to reorganize the Offeror into a viable company on a go-forward basis. On May 13, 2002, the Offeror announced that it entered into the Agency Agreement for the Offering led by FirstEnergy Capital Corp. and including Raymond James Ltd., which financing was being conducted in conjunction with the Reorganization of the Offeror as further described below. Management undertook the Reorganization to restructure the Offeror from its inactive status to an oil and gas exploration and development company. The Reorganization constituted a "Change of Business" as such term is defined by the policies of the TSX Venture, and therefore required Shareholder approval, which approval was given on July 5, 2002.

In connection with the Reorganization, the BME Board appointed Mr. Nicholas R. Wemyss as Vice President, Exploration, Mr. G. Brent Foster as Vice President, Engineering and Mr. Dale T. Joynt as Chief Financial Officer and Corporate Secretary of the Offeror. Randy W. Pawliw remained as President of the Offeror.

The material terms of the Reorganization, which was completed on July 18, 2002, are as follows (the "**Reorganization**"):

(a) The Offeror completed the Offering of 6,666,667 Series A Special Warrants to non-Management subscribers on June 12, 2002.

(b) In addition to the Series A Special Warrants issuable above, the Reorganization Management and certain directors, officers, employees and consultants of the Offeror subscribed for an aggregate of 750,000 Series B Special Warrants and an aggregate of 750,000 Series A Special Warrants on June 12, 2002 (collectively, the "**Management Special Warrants**").

(c) In connection with the Reorganization, all existing BME Options were cancelled and certain of the Offeror's debt was restructured to reduce the principal balance of notes payable from approximately $425,000 to a maximum of $180,000 pursuant to agreements with certain debtholders who agreed to reduce the aggregate amount of debt held by them by approximately $245,000.

(d) At closing of the Offering, the Reorganization Management and certain directors, officers, employees and consultants of the Offeror received an aggregate of 408,333 performance warrants (the "**Performance Warrants**"). Each Performance Warrant is exercisable into one BME Share at a price of $3.00 per BME Share upon the achievement of either of the targets as defined below:

(i) if at least 1,250,000 BME Shares have traded on the TSX Venture (or on such other stock exchange as the BME Shares may be listed) at or above $4.70 per BME Share within a two year period from completion of the Reorganization or at least 2,000,000 BME Shares have traded at or above $9.15 per BME Share within a five year period from completion of the Reorganization; or

(ii) in the event that the Offeror is sold within five years of completion of the Reorganization, the Performance Warrants shall become exercisable, provided that the net realized equity value per diluted BME Share is greater than $\$3.00 \times 1.25^n$, where "n" equals the number of years (or partial years) since completion of the Reorganization. Net realized equity value is defined as the net cash liquidation value of the Offeror.

(e) Each member of the Reorganization Management has agreed that he will take a maximum annual salary of $90,000, subject to review by the BME Board one year from completion of the Reorganization.

(f) In connection with the sale of the Management Special Warrants, the Reorganization Management and certain directors, officers, employees and consultants of the Offeror received, in aggregate, 75,000 options exercisable at $1.00 per BME Share and 741,667 options exercisable at $3.00 per BME Share (collectively, the "**Management Options**"). The Management Options have a five year term from June 12, 2002, vesting as to 1/3 over each of the first three years following June 12, 2002.

(g) Pursuant to the Agency Agreement, 125,000 Charitable Foundation Options were granted to FirstEnergy Capital Corp for the purpose of being put into the FirstEnergy Community Foundation.

Employees

The Offeror and its subsidiaries have four full time employees.

INDUSTRY CONDITIONS

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of the Offeror in a manner materially different than they would affect other oil and gas companies of similar size.

Pricing and Marketing – Oil and Natural Gas

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("**NEB**"). Any oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

In Canada, the price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. As is the case with oil, natural gas exports for a term of less than two years or for a term of 2 to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to an NEB order, or, in the case of exports for a longer duration (to a maximum of 25 years) or a larger quantity, pursuant to an NEB export license and Governor in Council approval.

The governments of Alberta, Saskatchewan and British Columbia also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement

On January 1, 1994 the North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each producing province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil, natural gas and natural gas liquids production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada and the western provinces of Canada, have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price sensitive formula, and the ARTC rate varies between 75%, at prices for oil below $100 per cubic metre, and 25%, at prices above $210 per cubic metre. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it would conduct a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program.

Producers of oil and natural gas in British Columbia are required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

Canadian Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of fines and penalties. In Alberta, environmental compliance has been governed by the EPEA since September 1, 1993. In addition to replacing a variety of older statutes which related to environmental matters, the EPEA also imposes certain new environmental responsibilities on oil and natural gas operators in Alberta and in certain instances also imposes greater penalties for violations.

British Columbia's *Environmental Assessment Act* became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process, which contemplates public participation in the environmental review.

The Offeror is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following is a summary of selected consolidated financial information of the Offeror for the periods indicated and should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Circular.

	Three Months Ended March 31, 2002 (Unaudited)	Three Months Ended March 31, 2001 (Unaudited)	Year Ended December 31, 2001 (Audited)	Year Ended December 31, 2000 (Audited)	Year Ended December 31, 1999 (Audited)
Other income	$ --	$ --	$ --	$6,709	$8,146
Expenses	15,116	11,492	81,383	2,086,295	353,211
Loss	15,116	11,492	81,383	2,079,586	345,065
Loss per share (basic)(1)	0.07	0.05	0.38	10.19	2.50
Loss per share (diluted)(1)	0.07	0.05	0.38	10.19	2.50
Total assets	311,766	356,331	324,523	366,473	723,024
Share Capital	4,028,203	4,028,203	4,028,203	4,028,203	2,773,103
Deficit	(4,282,653)	(4,197,646)	(4,267,537)	(4,186,154)	(2,106,568)
Weighted average BME Shares outstanding (basic)	214,243(1)	214,243(1)	214,243(1)	203,743(1)	138,026(1)

Note:
(1) Retroactively adjusted for the 2001 BME Share consolidation of 1:4 and the 2002 BME Share consolidation of 1:12.5.

	Financial Quarter Ended			
	December 31, 2001 (Unaudited)	September 30, 2001 (Unaudited)	June 30, 2001 (Unaudited)	March 31, 2001 (Unaudited)
Other Income	$ --	$ --	$ --	$ --
Net loss	27,918	12,290	29,683	11,492
Loss per share (basic)(1)	0.13	0.06	0.14	0.05
Loss per share (diluted)(1)	0.13	0.06	0.14	0.05
Total Assets	324,523	327,392	335,228	356,531
Share Capital	4,028,203	4,028,203	4,028,203	4,028,203
Deficit	(4,267,537)	(4,228,127)	(4,215,837)	(4,197,646)

	Financial Quarter Ended			
	December 31, 2000 (Unaudited)	September 30, 2000 (Unaudited)	June 30, 2000 (Unaudited)	March 31, 2000 (Unaudited)
Other Income	$ --	$ 69	$ 6,927	$ 583
Net loss	23,094	23,257	1,998,109	35,126
Loss per share (basic)(1)	0.11	0.11	9.81	0.17
Loss per share (diluted)(1)	0.11	0.11	9.81	0.17
Total Assets	366,473	370,804	398,593	910,114
Share Capital	4,028,203	4,028,203	4,028,203	2,770,003
Deficit	(4,186,154)	(4,127,934)	(4,104,677)	(2,141,694)

Note:
(1) Retroactively adjusted for the 2001 BME Share consolidation of 1:4 and the 2002 BME Share consolidation of 1:12.5.

The following is a summary of selected consolidated financial information of Bolt for the periods indicated and should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Circular.

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
Revenue (net of Royalties)	$957,878	$3,320,898	$7,427,310	$5,003,063	$1,536,024
Other income	15,403	36,836	74,888	184,776	333,632
Expenses	1,302,364	946,971	5,809,909	3,851,561	2,875,802
Income (Loss)	(329,083)	2,410,763	1,692,289	1,336,278	(1,006,146)
Income (loss) per share (basic)	(0.03)	0.22	0.15	0.12	(0.09)
Income (loss) per share (diluted)	(0.03)	0.21	0.15	0.12	(0.09)
Operating cash flow[(1)]	520,917	2,845,763	5,268,006	3,268,045	841,812
Operating cash flow per share (basic)[(1)]	0.04	0.26	0.47	0.30	0.08
Operating cash flow per share (diluted)[(1)]	0.04	0.23	0.46	0.29	0.08
Total assets	14,251,352	11,522,069	12,651,892	11,059,177	5,145,480
Shareholders equity (deficit)	7,522,610	7,828,386	7,857,016	5,417,623	4,093,360
Weighted average Bolt Shares outstanding (basic)	12,893,513	11,000,000	11,107,772	10,941,833	11,178,186

Notes:
(1) Operating cash flows exclude changes in non-cash working capital.

	Financial Quarter Ended			
	December 31, 2001	**September 30, 2001**	**June 30, 2001**	**March 31, 2001**
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$1,166,687	$1,734,890	$2,366,953	$3,584,069
Net income (loss)	(1,239,766)	87,778	433,514	2,410,763
Income (loss) per share (basic)	(0.11)	0.01	0.04	0.22
Income (loss) per share (diluted)	(0.11)	0.01	0.04	0.21
Operating cash flow[(1)]	620,951	657,778	1,143,514	2,845,763
Operating cash flow per share (basic)[(1)]	0.06	0.06	0.10	0.26
Operating cash flow per share (diluted)[(1)]	0.05	0.06	0.10	0.23
Total assets	12,651,892	12,921,540	12,655,685	11,522,069
Shareholders' equity (deficit)	7,857,016	8,320,982	8,219,326	7,828,386
Weighted average Bolt Shares outstanding	11,274,103	11,165,472	10,996,222	11,000,000

	Financial Quarter Ended			
	December 31, 2000	**September 30, 2000**	**June 30, 2000**	**March 31, 2000**
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$1,990,463	$1,427,412	$1,300,678	$1,093,182
Net loss	97,965	357,673	583,186	297,454
Loss per share (basic)	0.01	0.03	0.05	0.03
Loss per share (diluted)	0.01	0.03	0.05	0.03
Operating cash flow[(1)]	1,137,732	753,673	829,186	547,454
Operating cash flow per share (basic)[(1)]	0.10	0.07	0.08	0.05
Operating cash flow per share (diluted)[(1)]	0.10	0.07	0.07	0.05
Total assets	11,059,177	8,788,077	5,974,564	5,372,434
Shareholders' equity (deficit)	5,417,623	5,250,761	4,893,088	4,344,830
Weighted average Bolt Shares outstanding	10,914,444	10,912,500	10,913,333	11,028,406

Note:
(1) Operating cash flows exclude changes in non-cash working capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Offeror's financial condition and results of operations should be read in conjunction with the consolidated financial statements of the Offeror and the notes thereto included elsewhere in this Circular.

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

General and administrative expenses for the year ended December 31, 2001 were $20,336 compared to $74,123 for the year ended December 31, 2000. These expenses include office expenses of $7,915 (2000 - $23,992) transfer agent expenses and listing fees of $10,272 (2000 - $10,929) and investor communication costs of $2,149 (2000 - $39,202).

Professional fees (legal, audit and accounting) were $25,379 for the year ended December 31, 2001, compared to $25,845 for the year ended December 31, 2000. Interest expense of $35,668 (2000 - $23,576) relates to interest on notes payable that had accrued, but was not paid. See "Capitalization" in this Circular.

During the year ended December 31, 2001, there were no acquisitions or abandondments of resource properties material to the Offeror, there were no acquisitions or dispositions of other material capital assets of the Offeror, nor were there any material write-offs or write-downs of assets of the Offeror.

Three Months Ended March 31, 2002 Compared With the Three Months Ended March 31, 2001

Expenses for the three months ended March 31, 2002 were $15,116 compared to $11,492 for the three months ended March 31, 2001. These expenses include investor communication costs of $100 (2001 - $34), office and administration expenses of $111 (2001 - $1,537), professional fees of $2,777 (2001 - $633), transfer agent expenses and listing fees of $3,211 (2001 - $3,394) and interest on notes payable of $8,917 (2001 - $5,894), accrued but not paid. See "Capitalization" in this Circular.

During the three months ended March 31, 2001, there were no acquisitions or abandondments of resource properties material to the Offeror, there were no acquisitions or dispositions of other material capital assets of the Offeror nor were there any material write-offs or write-downs of assets of the Offeror.

DIRECTORS AND OFFICERS

The following table sets forth certain information as to the directors and officers of the Offeror as of July 31, 2002.

Name and Municipality of Residence	Position with Offeror	Principal Occupation	Direct and Indirect Shareholdings in Offeror(2)(3)
Randy W. Pawliw(1) Calgary, Alberta	President and Director	President and Director of the Offeror since May 29, 1999; Director of Sage Petroleum Corporation since 1997; Director of Moxie Exploration Ltd. since April, 2002; prior thereto, co-founder, President, Chief Executive Officer and Director of Cimarron Petroleum Ltd. until its merger with Newport Petroleum Corporation in February, 1997.	839,600

Name and Municipality of Residence	Position with Offeror	Principal Occupation	Direct and Indirect Shareholdings in Offeror[(2)(3)]
Verne G. Johnson[(1)] Calgary, Alberta	Director	Director of the Offeror since July 5, 2002; President of KristErin Resources Inc., a private oil and gas company, since January, 2000; Senior Vice President, Funds Management of Enerplus Resources Group from 2000 to 2002; prior thereto, President and Chief Executive Officer of AltaQuest Energy Corporation from 1999 to 2000; prior thereto, President of Ziff Energy Group from 1997 to 1999; prior thereto, President and Chief Executive Officer of ELAN Energy Inc. from 1989 to 1997.	268,200
Carl-Martin Nagel[(1)] Bad Vibel, Germany	Director	Director of the Offeror since July 5, 2002; Chief Executive Officer of C.M. Nagel GmbH, a real estate management and holding company, since 1967 and a Director of Sentra Resources Corporation.	130,400
Nicholas R. Wemyss Calgary, Alberta	Vice President, Exploration	Vice President, Exploration of the Offeror since July 5, 2002; prior thereto, Vice President, Exploration of Samson Canada Limited from June, 2001 to February, 2002; prior thereto, Vice President, Exploration of Search Energy Ltd. from October, 1997 to May, 2001; prior thereto, Vice President, Exploration of Elan Energy Ltd. from October, 1994 to September, 1997.	134,000[(4)]
G. Brent Foster Calgary, Alberta	Vice President, Engineering	Vice President, Engineering of the Offeror since July 5, 2002; prior thereto, Vice President, Engineering of Hadrian Energy Corp. from October, 1999 to February, 2002; prior thereto, Vice President, Business Development of Rigel Energy Corp. from November, 1997 to October, 1999; prior thereto, Manager, Development Engineering of Rigel Energy Corp. from September, 1992 to November, 1997.	134,000[(5)]
Dale T. Joynt Calgary, Alberta	Chief Financial Officer and Corporate Secretary	Chief Financial Officer and Corporate Secretary of the Offeror since July 5, 2002; prior thereto, Oil and Gas Financial Consultant with 985046 Alberta Inc. from January, 2002 to May, 2002; prior thereto, Controller with Richland Petroleum Corp. from May, 1998 to January, 2002; prior thereto, Controller with Maxwell Oil & Gas Ltd. from May, 1997 to April, 1998.	54,000

Notes:

(1) Members of the Audit Committee. The Offeror does not have an Executive Committee.

(2) Does not include: 196,000 Management Options and 139,282 Performance Warrants held by Mr. Pawliw; 65,334 Management Options and 45,978 Performance Warrants held by Mr. Johnson; 65,333 Management Options and 29,114 Performance Warrants held by Mr. Nagel; 196,000 Management Options and 77,706 Performance Warrants held by Mr. Wemyss; 196,000 Management Options and 77,706 Performance Warrants held by Mr. Foster; or 98,000 Management Options and 37,648 Performance Warrants held by Mr. Joynt.

(3) Includes 819,600 Special Warrants held by Mr. Pawliw; 268,200 Special Warrants held by Mr. Johnson; 130,400 Special Warrants held by Mr. Nagel; 84,000 Special Warrants held by Mr. Wemyss; 56,000 Special Warrants held by Mr. Foster; and 53,800 Special Warrants held by Mr. Joynt.

(4) Includes 50,000 Series B Special Warrants held by Mr. Wemyss' spouse, over which he exercises control.

(5) Includes 33,000 Series A Special Warrants and 45,000 Series B Special Warrants held by Mr. Foster's spouse, over which he exercises control.

All directors will hold office until the earlier of their resignation or the date of the Offeror's next annual general meeting of Shareholders at which directors are elected, unless a director ceases to hold office or his office is vacated.

Randy W. Pawliw, President and Director

Mr. Pawliw received a Bachelor of Science degree in Mechanical Engineering from the University of Saskatchewan in 1972. After obtaining his degree, Mr. Pawliw commenced full-time employment in 1972, with Amoco Petroleum Corp. in Edmonton, Fort McMurray and Calgary, as a production engineer and then joined Bow Valley Exploration Ltd. in 1974, in a similar capacity, advancing to Onshore Operations Manager. From 1978 to 1997, Mr. Pawliw was a co-founder, President and director of Cimarron Petroleum Ltd., an oil and gas exploration company which was listed on The Toronto Stock Exchange. In 1997, Newport Petroleum Ltd. acquired Cimarron Petroleum Ltd., where Mr. Pawliw remained as a director for one year thereafter.

Verne G. Johnson, Director

Mr. Johnson received a Bachelor of Science degree in Mechanical Engineering from the University of Manitoba in 1966. He immediately commenced employment with Imperial Oil Limited, which continued until 1981 (including two years with Exxon Corporation in New York from 1977 to 1979). In 1981, Mr. Johnson joined Liberty Petroleum Ltd. as President and Chief Executive Officer. In 1982, he joined Roxy Petroleum Ltd. as Vice President, Production, remaining until 1987 when he joined Paragon Petroleum Ltd. as President. In 1989, Mr. Johnson joined ELAN Energy Inc. (then Lasmo Canada Inc.) as President and a Director. Following the sale of such company in 1997, he became president of Ziff Energy Group until 1999, then President of AltaQuest Energy Corporation and joined the Enerplus Group in 2000, becoming Senior Vice President of Funds Management. In February 2002, he left the Enerplus Group and remains as President of his private family company, KristErin Resources Ltd.

Carl-Martin Nagel, Director

Mr. Nagel received a diploma in Business Economics from J.W. Gothe-University in Frankfurt, Germany in 1961. Since 1967, Mr. Nagel has been the President and a shareholder of C.M. Nagel GmbH, a real estate management and holding company. From 1971 to 1992, Mr. Nagel was President of Rohstoff-Verband Hessen e.V., a secondary raw material dealers' association in the federal state of Hessen, Germany. From 1980 to 1994, Mr. Nagel was also President of Bundesverband Der Deutschen Rohstoffwirtschaft e.V., a federal association of secondary raw material dealers. From 1982 to 1990, Mr. Nagel was president and shareholder of Metallhandels-gesellschaft offenbach/main GmbH, a national scrap iron business. From 1982 to 1991, Mr. Nagel was a director and shareholder of Pancontinental Oil Ltd. and from 1992 to 2000 was a director and shareholder of Newport Petroleum Corporation, both of Calgary, Alberta. Since 1983, Mr. Nagel has been a member of the jury for commercial law in Frankfurt and a director and shareholder of Sentra Resources Corporation, an oil and gas exploration company based in Calgary, Alberta.

Nicholas R. Wemyss, Vice President, Exploration

Mr. Wemyss received an Honours Bachelor of Science degree in Geology from the University of Toronto in 1978. Mr. Wemyss commenced full-time employment with Gulf Canada Resources Limited in Calgary in 1978, focusing on arctic exploratory drilling operations, heavy oil and gas in Saskatchewan and finance and planning. From 1981 to 1984, Mr. Wemyss worked at two Calgary-based junior oil and gas companies. Mr. Wemyss was employed with Canadian Hunter Exploration Limited from 1984 to 1990, and 1991 to 1994, initially as a Senior Geologist, and from 1991, as Regional Exploration Manager. From 1990 to 1991, Mr. Wemyss was with the British Columbia Ministry of Energy as a Senior Regional Geologist, focusing on issues of evaluating interior basins hydrocarbon potential, coalbed methane and industry exploration. From 1994 to 1997, Mr. Wemyss was Vice President, Exploration of ELAN Energy Limited and from 1997 to 2001, Mr. Wemyss was Vice President, Exploration of Search Energy Limited. Mr. Wemyss was the Vice President, Exploration of Samson Canada Limited from 2001 to 2002.

G. Brent Foster, Vice President, Engineering

Mr. Foster received a Bachelor of Applied Science degree in Geological Engineering from the University of British Columbia in 1979. After obtaining his degree, Mr. Foster commenced full time employment with Home Oil Co. Ltd. in Calgary, as a Reservoir Engineer. In 1985, Mr. Foster joined CSR Inc., as a Senior Reservoir Engineer in the oil and gas division of this Australian conglomerate, in Adelaide Australia. In 1988, Mr. Foster returned to Calgary and joined Rigel Energy Corp. (formerly Total Petroleum Canada Ltd.), as a Senior Development Engineer. From 1988 to 1999, Mr. Foster held various positions of increasing responsibility at Rigel, culminating as Vice President Business Development, from 1997 to 1999. From 1999 to 2002, Mr. Foster was Vice President Engineering for Hadrian Energy Corp., a private oil and gas exploration company.

Dale T. Joynt, Chief Financial Officer and Corporate Secretary

Mr. Joynt graduated with honours from the faculty of Business Administration at Mount Royal College in 1987, and received his Certified Management Accountant (CMA) designation in 1989. He began his career in the oil and gas industry with Imperial Oil Ltd., where he held a variety of positions while advancing through the company's Accountant Development Program. Mr. Joynt was subsequently promoted into management and remained with such company until 1993, when he joined Cimarron Petroleum Ltd., a public company trading on The Toronto Stock Exchange, as Senior Financial Accountant. Mr. Joynt remained with Cimarron Petroleum Ltd. until early 1997, when such company was purchased by Newport Petroleum Corporation, at which time he joined Maxwell Oil & Gas Ltd., a public company trading on a predecessor exchange to the TSX Venture, as Controller. From 1998 to 2002, Mr. Joynt was employed as Controller of Richland Petroleum Corporation, a public company trading on The Toronto Stock Exchange. When Richland Petroleum Corporation was purchased by Provident Energy Trust in early 2002, Mr. Joynt formed 985046 Alberta Inc., a financial consulting company serving the oil and gas industry, where he was employed prior to joining the Offeror.

PRINCIPAL SHAREHOLDERS

To the knowledge of the Offeror, no person beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the BME Shares as at July 31, 2002, except as follows:

BME Shareholder	Number of BME Shares Beneficially Owned at July 31, 2002	Percentage of BME Shares as at July 31, 2002	Number of BME Shares Beneficially Owned upon Completion of the Offer	Percentage of Common Shares upon Completion of the Offer
Fred Lewicki	34,020[(1)]	15.88%	34,020[(2)]	0.27%[(2)]

Notes:
(1) Includes certain Common Shares held by others over which Mr. Lewicki exercises control or discretion.
(2) Includes the exercise or deemed exercise of the Special Warrants.

To the knowledge of the Offeror, following the completion of the Offer and the exercise or deemed exercise of the Special Warrants, no person will beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the BME Shares.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Offeror consists of an unlimited number of BME Shares, first preferred shares (the "**First Preferred Shares**") and second preferred shares (the "**Second Preferred Shares**"). As at July 31, 2002, there were 214,243 BME Shares and nil Preferred Shares issued and outstanding. In addition, 7,416,667 Series A Special Warrants, 750,000 Series B Special Warrants, 125,000 Charitable Foundation Options, 408,333 Performance Warrants and 816,667 Management Options were issued and outstanding. See "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" in this Circular.

BME Shares

The holders of BME Shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Offeror, to receive any dividends declared by the Offeror on the BME Shares. Holders of BME Shares are also entitled to vote at all meetings of the shareholders of the Offeror, except meetings at which only holders of a specified class of shares are entitled to vote. Holders of BME Shares have the right, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Offeror, to receive the remaining property of the Offeror upon dissolution.

First Preferred Shares

The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any First Preferred Shares of a particular series are issued, the BME Board shall, by resolution, fix the number of First Preferred Shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, including, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than First Preferred Shares or payment in respect of capital on any shares in the capital of the Offeror or the creation or issue of debt or equity securities.

The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over the Second Preferred Shares, the BME Shares and over any other shares of the Offeror ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Offeror, whether voluntary or involuntary, or any other distribution of the assets of the Offeror among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with the other provisions described herein over the Second Preferred Shares, the BME Shares and any other shares ranking junior to the First Preferred Shares as may be determined in the case of each such series of First Preferred Shares.

The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of First Preferred Shares duly called for such purpose.

Second Preferred Shares

The Second Preferred Shares may at any time or from time to time be issued in one or more series. Before any Second Preferred Shares of a particular series are issued, the BME Board shall, by resolution, fix the number of Second Preferred Shares that will form such series and shall, subject to the limitations set out below, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, including, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Second Preferred Shares or payment in respect of capital on any shares in the capital of the Offeror or the creation or issue of debt or equity securities.

The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the BME Shares and over any other shares of the Offeror ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Offeror, whether voluntary or involuntary, or any other distribution of the assets of the Offeror among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with the other provisions described herein over the BME Shares and any other shares ranking junior to the Second Preferred Shares as may be determined in the case of such series of Second Preferred Shares.

The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Second Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of Second Preferred Shares duly called for such.

CAPITALIZATION

The following table sets forth the capitalization of the Offeror as at December 31, 2001 and at July 26, 2002, both before and after giving effect to the exercise of the Special Warrants and the completion of the Offer. This table should be read in conjunction with the information contained in the consolidated financial statements of the Offeror and the notes thereto, included elsewhere in this Circular:

	Authorized	Outstanding as at December 31, 2001 (audited)(1)	Outstanding as at July 26, 2002 (unaudited)(1)	Outstanding as at July 26, 2002 after giving effect to the exercise or deemed exercise of the Special Warrants and the completion of the Offer (unaudited)(1)
BME Shares(2)	Unlimited	$4,028,203 (214,243 BME Shares)	$4,028,203 (214,243 BME Shares)	$38,089,883 (12,411,470 BME Shares)
Notes Payable(3)	N/A	$483,757	$180,000	$180,000
Series A Special Warrants(4)	7,416,667	$Nil (Nil Series A Special Warrants)	$22,250,000 (7,416,667 Series A Special Warrants)	$Nil (Nil Series A Special Warrants)
Series B Special Warrants(5)	750,000	$Nil (Nil Series B Special Warrants)	$750,000 (750,000 Series B Special Warrants)	$Nil (Nil Series B Special Warrants)
Charitable Foundation Options(6)	125,000	$Nil (Nil Charitable Foundation Options)	$Nil (125,000 Charitable Foundation Options)	$Nil (125,000 Charitable Foundation Options)
Performance Warrants(7)	408,333	$Nil (Nil Performance Warrants)	$Nil (408,333 Performance Warrants)	$Nil (408,333 Performance Warrants)
Management Options(8)	816,667	Nil Management Options	816,667 Management Options	816,667 Management Options

Notes:

(1) On July 18, 2002, the Offeror completed the Consolidation. All share numbers are provided on a post-Consolidation basis.

(2) Does not include the up to 1,350,000 BME Shares that may be issued upon the exercise of the Performance Warrants, the Management Options and the Charitable Foundation Options described under the heading "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" in this Circular.

(3) Refer to Note 5 of the consolidated financial statements of the Offeror. See "Financial Statements".

(4) The Series A Special Warrants were issued on June 12, 2002.

(5) The Series B Special Warrants were issued on June 12, 2002.

(6) The Charitable Foundation Options were issued on June 12, 2002.

(7) The Performance Warrants were issued on June 12, 2002.

(8) The Management Options were issued on June 12, 2002.

(9) As at March 31, 2002, the Offeror had a deficit of $4,282,653.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table sets forth the compensation paid by the Offeror during the fiscal years ended December 31, 1999, 2000 and 2001 to the Offeror's President and former Chief Financial Officer (the

"**Named Executive Officers**"). The aggregate compensation for all other executive officers during the fiscal year ended December 31, 2001 was nil.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Financial Year Ended	Salary ($)	Bonus ($)	Other Annual Compensation Fees, Commissions, etc. ($)	Securities Under BME Options Granted (#)	Restricted Share or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Randy W. Pawliw[1] President	December 31, 2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	December 31, 2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	December 31, 1999	Nil	Nil	Nil	588,000[2]	Nil	Nil	Nil
Terry Falkenberg Chief Financial Officer	December 31, 1999	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	December 31, 1998	Nil	Nil	Nil	30,000	Nil	Nil	Nil

Notes:

(1) Mr. Pawliw became the President of the Offeror in May of 1999. Terry Falkenberg was the Chief Financial Officer from June, 1995 to June, 1999.

(2) On December 23, 1999, the Shareholders approved the granting of 800,000 BME Options (including 400,000 BME Options to Mr. Pawliw which are reflected in the above total) which were subsequently cancelled.

In accordance with the Reorganization, all BME options were cancelled. See "Information Concerning Blue Mountain Energy Ltd. – Background to BME – Reorganization" in this Circular.

BME Options Granted During the Financial Year Ended December 31, 2001

No BME Options were granted to the Named Executive Officers during the fiscal year ended December 31, 2001.

Aggregate BME Option Exercises During the Financial Year Ended December 31, 2001 and Financial Year-End BME Option Values

The following table summarizes for the Named Executive Officers the number of BME Shares acquired pursuant to exercises of BME Options during the financial year ended December 31, 2001, if any, the aggregate value realized upon exercise, if any, and the number of BME Shares covered by unexercised BME Options under the Plan as at December 31, 2001. Value realized upon exercise, if any, is the difference between the market value of the BME Shares on the exercise date and the exercise or base price of the BME Option.

Aggregated BME Option Exercises During the Most Recently Completed Financial Year and Financial Year End BME Option Values

			Unexercised BME Options at Financial Year-End (#)		Value of Unexercised in-the-Money BME Options at Financial Year-End	
Name and Principal Position	BME Shares Acquired on Exercise	Aggregate Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Randy W. Pawliw[1] President	Nil	N/A	23,500	23,500	Nil	Nil[2]

Notes:

(1) As a condition to the Reorganization, all issued and outstanding BME Options were cancelled. See "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" in this Circular.

(2) Based upon the December 21, 2001 closing price on the TSX Venture of $0.08, the last day of trading of the BME Shares for 2001.

Employment Contracts

The Offeror has not entered into any employment or change of control contracts with the Named Executive Officers or any other current officers. Under the terms of the Reorganization, the maximum annual salaries for certain members of the Reorganization Management is $90,000 each for the calendar year following the Reorganization. Salaries and bonuses are to be reviewed by the BME Board one year from closing of the Offering. The Offeror has entered into employment contracts with certain officers and directors of Bolt. See "Acquisition Agreement – Employment Contracts" in this Circular. The Offeror anticipates negotiating employment agreements with other of its senior officers on a go-forward basis.

Compensation of Directors

The directors of the Offeror received no salaries, fees, commissions, bonuses or other remuneration for their services in their capacity as directors of the Offeror during the last completed financial year of the Offeror. The directors of the Offeror generally receive no compensation as directors other than BME Options and reimbursement of out of pocket expenses incurred in connection with carrying out their duties as directors. See "BME Option Plan". In connection with the Reorganization, certain directors were issued Management Options and Performance Warrants. See "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" in this Circular.

Other

The aggregate value of other compensation (including benefits) paid by the Offeror to executive officers of the Offeror during the financial year ended December 31, 2001 did not exceed the lesser of $10,000 and 10% of the cash compensation paid to executive officers during such financial year.

BME Option Plan

The Offeror has a Stock Option Plan which was approved by the BME Board on May 24, 1994 and adopted by the BME Shareholders on July 15, 1994 (the "**Plan**"). Under the Plan, BME Options may be granted at the discretion of the BME Board or a committee appointed by the BME Board, to directors, officers and key employees. All BME Options granted pursuant to the Plan are exercisable at a price not less than the market price of the BME Shares on the TSX Venture at the time of grant less the maximum discount permitted by the TSX Venture. The BME Options shall be exercisable over a period of time specified at the time of grant, not to exceed the maximum period of time permitted by the TSX Venture, which is currently no later than the fifth anniversary of the date of grant. The maximum number of BME Shares which may be reserved for issuance under the Plan cannot exceed 10% of the number of issued and outstanding BME Shares at the time of grant and the number of BME Options which can be granted to any one individual cannot exceed 5% of the number of issued and outstanding BME Shares at the time of grant.

In accordance with the provisions of the Reorganization, all issued and outstanding BME Options were cancelled; therefore, there are currently no BME Options outstanding.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Management of the Offeror is not aware of any indebtedness outstanding by directors or senior officers of the Offeror or any associate or affiliate of any director or senior officer to the Offeror or its subsidiaries at any time since the commencement of the last completed financial year of the Offeror.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The only material interests, direct or indirect, in any transactions of the Offeror for past three years, or any proposed transaction which has materially affected or will materially affect the Offeror, of any current director, senior officer, any shareholder of the Offeror holding more than 10% of the BME Shares or any associate or affiliate of the foregoing persons or companies are the following:

(a) The interests of the Reorganization Management in the Reorganization as described herein. See "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" in this Circular.

(b) The execution of debt restructuring agreements (the "**Debt Restructuring Agreements**") by certain directors, officers and shareholders of the Offeror (including Mr. Randy W. Pawliw) pursuant to which such parties agreed to reduce the amounts owing to them by the Offeror under Notes Payable in connection with the Reorganization. The Offeror entered into such agreements with the foregoing parties who have agreed to reduce the aggregate amount of debt held by them by approximately $245,000. See "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" and "Consolidated Capitalization" in this Circular.

(c) The Offeror is participating in a Farmin with Sage, a private company in which Mr. Randy W. Pawliw is a director and holds 50% of the issued and outstanding shares. The material terms of the Farmin are that the Offeror will pay 100% of the costs of drilling a test well, to earn a 100% interest in the test well spacing unit before payout, subject to a 15% royalty to Sage until payout, and a 60% interest in the spacing unit after payout, as well as a 60% interest in the remainder of the lands.

CONFLICTS OF INTEREST

Certain of the directors and officers of the Offeror are associated with or are directors, officers and employees of other entities. Such associations place varying demands on their time and, in addition, may from time to time give rise to conflicts of interest. Conflicts, if any, will be governed by and subject to the remedies contained in the ABCA.

DIVIDEND POLICY

Since its incorporation in 1993, the Offeror has not paid any dividends on its BME Shares. The Offeror currently anticipates that it will retain future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the BME Board and will depend upon, among other things, the Offeror's future earnings, operations, capital requirements and financial condition, general business conditions and contractual and statutory restrictions on the payment of dividends, if any.

PRIOR SALES

No BME Shares were issued by the Offeror within the 12 months prior to the date hereof. Please see "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" in this Circular for details of the sale and issuance of the Special Warrants.

PRICE RANGE AND TRADING VOLUME OF BME SHARES

The currently outstanding BME Shares are listed for trading on the TSX Venture under the symbol "GAS". The following table sets forth the high and low prices and trading volumes for the BME Shares for the periods indicated as reported by the TSX Venture:

	Price Range ($)		
Period	**High**	**Low**	**Trading Volume[1]**
2000			
Second Quarter	3.48	0.72	87,700
Third Quarter	1.04	0.72	19,400
Fourth Quarter	1.00	0.12	19,300
2001			
First Quarter	0.12	0.12	1,413
Second Quarter[1]	N/A	N/A	0
Third Quarter	0.20	0.16	5,975
Fourth Quarter	0.20	0.07	80,575
2002			
January	0.08	0.08	1,000
February	N/A	N/A	0
March	N/A	N/A	0
April	N/A	N/A	0
May	0.30	0.21	59,625
June	5.75	3.25	2,350
July 1 to 25[2]	4.38	3.75	5,960

Notes:

(1) The BME Shares were consolidated on a 1:4 basis on May 14, 2001.

(2) The BME Shares were consolidated on a 1:12.5 basis on July 18, 2002.

On July 12, 2002, the last trading day prior to the public announcement by the Offeror of the Offer, the closing trading price of the BME Shares on the TSX Venture was $0.30 ($3.75 when expressed on a post-Consolidation basis). Subsequently, in accordance with the Reorganization, the BME Shares were consolidated on a 1:12.5 basis on July 18, 2002. **As a result of the Consolidation, BME currently does not meet the TSX Venture's tier maintenance requirements for the required minimum number of BME shareholders holding at least a board lot; consequently, pursuant to arrangements between the Offeror and the TSX Venture, trading in the BME Shares has been halted by the TSX Venture. Such halt will not be lifted until the Offeror meets the tier maintenance requirements and receives approval of the TSX Venture for the same.** The Offeror believes that it will meet the tier maintenance requirements on the earlier of the successful completion of this Offer or when the Special Warrants convert into BME Shares. The Special Warrants will convert into BME Shares on the earlier of : (i) five business days after the date upon which the last Final Receipt for a Prospectus has been obtained from the securities commission in each of the Filing Provinces; and (ii) June 12, 2003. **There can be no assurance that the Final Receipts will be obtained.** See "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" in this Circular.

MATERIAL CONTRACTS

The only agreements which the Offeror has entered into within the two years prior to the date hereof which are material to the Offeror, other than agreements entered into in the ordinary course of business, are the following:

(a) The Agency Agreement in respect of the Offering. See "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" in this Circular.

(b) The Series A Special Warrant Indenture creating the Series A Special Warrants. See "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" in this Circular.

(c) The Series B Special Warrant Indenture creating the Series B Special Warrants. See "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" in this Circular.

(d) Lock-Up Agreements. In connection with the Reorganization, the Offeror entered into Lock-Up Agreements with all of the then serving directors and officers of the Offeror. Under the terms of the Lock-Up Agreements, such Shareholders agreed to exercise all voting rights attached to their BME Shares in approval of the Reorganization. See "Information Concerning Blue Mountain Energy Ltd. – Background to BME - Reorganization" in this Circular.

(e) Debt Restructuring Agreements. In connection with the Reorganization, the Offeror entered into Debt Restructuring Agreements with the majority of the then existing creditors of the Offeror whereby upon release of the proceeds of the Offering from escrow, the creditors agreed to release and forgive the Offeror from its obligation to pay 70% of the indebtedness owed by the Offeror to such creditors provided that a portion of the proceeds of the Offering were used to repay the restructured indebtedness. See "Interests of Management and Others in Material Transactions" in this Circular.

(f) The Escrow Agreement. See "Escrowed Securities" in this Circular.

(g) The Acquisition Agreement. See "Acquisition Agreement" in this Circular.

(h) The Share Deposit Agreements. See "Acquisition Agreement – Share Deposit Agreements" in this Circular.

(i) The agreement appointing CIBC Mellon Trust Company as Depositary for the Offering. See "Depository" in this Circular.

(j) The agreement appointing the Soliciting Dealer. See "Soliciting Dealer" in this Circular.

The material contracts listed above may be inspected at the Offeror's principal office at #1270 Bow Valley Square 1, 202-6th Avenue S.W., Calgary, Alberta, T2P 2R9, during normal business hours for a period of 30 days following the completion of the Offer.

ESCROWED SECURITIES

The following table sets forth, as at July 31, 2002, the number of securities of each class of the Offeror held, to the knowledge of the Offeror, in escrow and the percentage that number represents of the outstanding securities of that class:

Designation of Class[1]	Number of Securities Held In Escrow	Percentage of Class
Series B Special Warrants	670,500	89.4%
Management Options	735,000	90.0%
Performance Warrants	366,690	89.8%

Note:

(1) All of these securities are held in escrow pursuant to the Escrow Agreement. All of these securities will be released as to 15% of the total securities initially escrowed on each of the 6, 12, 18, 24, 30 and 36 month anniversaries of July 18, 2002. Initially 745,000 Series B Special Warrants, 816,667 Management Options and 407,434 Performance Warrants were escrowed. In accordance with the Escrow Agreement, 10% of such securities were released from escrow on July 18, 2002. Notwithstanding the foregoing, in the event the Offeror becomes listed on Tier 1 of the TSX Venture, the release from escrow of the foregoing securities will be accelerated such that such securities will be released from escrow on the basis of 25% as of July 18, 2002 and 25% on each of the 6, 12 and 18 month anniversaries thereafter.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Offeror are KPMG LLP, #1200, 205-5th Avenue S.W., Calgary, Alberta.

CIBC Mellon Trust Company at its principal offices in Calgary and Toronto, is the transfer agent and registrar for the BME Shares and the Special Warrants.

LEGAL PROCEEDINGS

The Offeror is not involved in any material legal proceedings by or against it at this time, nor is it aware of any potential claims which might reasonably be expected to give rise to legal proceedings as of the date hereof.

PROMOTERS

Messrs. Randy W. Pawliw and Verne G. Johnson have taken the initiative in reorganizing the Offeror and accordingly may be considered to be "promoters" of the Offeror within the meaning of the securities legislation of certain provinces of Canada. Mr. Pawliw currently holds BME Shares equal to approximately 9.3% of the issued and outstanding BME Shares. Mr. Johnson does not currently hold any BME Shares. Details of all of the securities of BME held by such persons are set forth under "Directors and Officers" in this Circular.

INFORMATION CONCERNING BOLT ENERGY LTD.

General

Bolt was incorporated under the ABCA on February 7, 1996 as 683581 Alberta Inc. On May 10, 1996, Bolt filed Articles of Amendment to change its name to Bolt Energy Ltd. On June 25, 1996, Bolt filed Articles of Amendment to remove the private company provisions from its Articles and to revise its authorized share capital.

Bolt Energy America Inc., an inactive wholly-owned subsidiary of Bolt, was incorporated under the laws of the State of Wyoming on July 15, 1996.

Bolt's registered office is located at Suite 1200, 700 - 2nd Street S.W., Calgary, Alberta, T2P 4V5, and its head office is located at Suite 1601, 840 - 7th Avenue S.W., Calgary, Alberta, T2P 3G2.

Bolt is actively engaged in the exploration for, and the development, production and acquisition of, natural gas and petroleum interests primarily in the central and Peace River Arch regions of Alberta and western Saskatchewan. Bolt's strategy for growth includes an active exploration and development program.

Dividend Record and Policy

Bolt has not paid any dividends on the outstanding Bolt Shares to date and it is not expected that dividends will be paid on the Bolt Shares in the foreseeable future. Any decision to pay dividends on the outstanding Bolt Shares in the future will be made by the Bolt Board on the basis of Bolt's earnings, financial requirements and other conditions at such time.

Price Range and Trading Volume of Bolt Shares

The Bolt Shares are currently listed for trading on the TSX Venture under the symbol "BLT". The following table sets forth the high and low prices and trading volumes for the periods indicated as reported by the TSX Venture.

	Price Range ($)		
Period	High	Low	Trading Volume
2001			
July	1.17	0.85	343,400
August	1.17	0.85	276,000
September	0.95	0.75	267,900
October	0.94	0.70	106,420
November	0.86	0.50	233,400
December	0.84	0.63	267,320
2002			
January	0.76	0.58	89,728
February	0.74	0.65	74,675
March	0.85	0.70	164,300
April	0.90	0.75	145,170
May	0.90	0.81	214,128
June	0.85	0.74	80,000
July 1 to 25	0.90	0.74	264,874

Description of Share Capital

The following is the summary of the rights, privileges, restrictions and conditions attaching to the Bolt Shares, Class A Preferred Shares and Class B Preferred Shares of Bolt.

Bolt Shares

The Bolt Shares rank junior to the Class A Preferred Shares and the Class B Preferred Shares. Holders of Bolt Shares are entitled to one vote per share a meetings of shareholders, to receive such dividends as are declared by Bolt and to receive the remaining property and assets of Bolt upon its dissolution or winding-up, subject to the rights of shares having priority.

Class A Preferred Shares

The Class A Preferred Shares are issuable in one or more series, and the directors may determine at the time of issuance the designation, rights privileges, restrictions and conditions attaching to the shares of each series. Upon liquidation or winding-up of Bolt, the holders of Class A Preferred Shares are entitled to such assets of Bolt as are distributable to such shareholders, in priority to the Bolt Shares, Class B Preferred Shares and all other shares ranking junior to the Class A Preferred Shares.

There are no Class A Preferred Shares outstanding and no series of Class A Preferred Shares have been authorized by the directors.

Class B Preferred Shares

The Class B Preferred Shares are issuable in one or more series, and the directors may determine at the time of issuance the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. Upon liquidation or winding-up of Bolt, the holders of Class B Preferred Shares are entitled to such assets of Bolt as are distributable to such shareholders, in priority to the Bolt Shares and all other shares ranking junior to the Class B Preferred Shares.

There are no Class B Preferred Shares outstanding and no series of Class B Preferred Shares have been authorized by the directors.

Effect of the Offer on Market and Listing

The purchase of Bolt Shares by the Offeror pursuant to the Offer will reduce the number of Bolt Shares that might otherwise trade publicly, will reduce the number of holders of Bolt Shares and could adversely affect the liquidity and market value of the remaining Bolt Shares held by the public. If the number and distribution of publicly-held Bolt Shares no longer meets with the criteria for continued listing on the TSX Venture, it is anticipated that an application will be made by the Offeror to delist the Bolt Shares. If the Bolt Shares are delisted it is possible that such Bolt Shares would be traded in the over-the-counter market. The extent of the public market for the Bolt Shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such units on the part of brokerage houses and other factors.

After the purchase of the Bolt Shares under the Offer, Bolt may cease to be subject to the public reporting and proxy solicitation requirements of the securities laws of certain provinces of Canada. Furthermore, it may be possible for Bolt to request the elimination of the public reporting requirements in any province having an insignificant number of resident Bolt Shareholders.

If the Offeror succeeds in acquiring all of the Bolt Shares pursuant to the Offer and under the Compulsory Acquisition or pursuant to a Subsequent Acquisition Transaction, as referred to in the Offer, the former Bolt Shareholders will hold BME Shares, Bolt will become wholly-owned by the Offeror, the Bolt Shares will be delisted and Bolt will, subject to regulatory approval, cease to be a "reporting issuer" for the purposes of Canadian securities legislation.

Principal Properties

Dixonville, Alberta

The Dixonville area is located in northern Alberta and includes two properties. Bolt has an average 100% working interest in one (one net) producing gas wells in this area. As at June 30, 2002, the daily production to Bolt from the Dixonville area was approximately 200 mcf/d of natural gas. The McDaniel Report evaluated Bolt's proved reserves at 112 mmcf of natural gas for the Dixonville area.

Two Creek, Alberta

The Two Creek area is located in central Alberta. Bolt has a 50% working interest in one (0.5 net) producing well in this area. As at June 30, 2002, the daily production to Bolt from the Two Creek area was approximately 1000 mcf/d of natural gas. The McDaniel Report evaluated Bolt's proved reserves at 0.90 bcf and probable reserves at 0.24 bcf of natural gas for the Two Creek area.

Kaybob South, Alberta

The Kaybob South area is located in central Alberta. Bolt has an average 33% working interest in one producing well in this area. As at June 30, 2002, the daily production to Bolt from the Kaybob South area was approximately 300 mcf/d of natural gas. The McDaniel Report evaluated Bolt's proved reserves at 0.24 bcf of natural gas and probable reserves at 0.16 bcf of natural gas for the Kaybob South area.

Forest Bank, Saskatchewan

The Forest Bank area is located in west central Saskatchewan. Bolt has a 100% working interest in five (five net) producing and one (one net) shut-in oil wells in this area. As at June 30, 2002, the daily production to Bolt from the Forest Bank area was approximately 240 bbls/d of oil. The McDaniel Report evaluated Bolt's proved reserves at 487 mstb and probable reserves at 275 mstb of oil for the Forest Bank area.

Cantuar, Saskatchewan

The Cantuar area is located in the southwest corner of Saskatchewan. Bolt has a 67.5% working interest in two sections of land. Bolt's production from its oil well in this area as of June 30, 2002 was approximately 105 bbls/d. The McDaniel Report evaluated Bolt's proved reserves at 124 mstb and probable reserves at 67 mstb of crude oil for the Cantuar area.

Land Holdings

The developed and undeveloped land holdings (in acres) of Bolt as well as the net interest of Bolt therein as at June 30, 2002, are set forth in the following table:

	Developed		Undeveloped		Total	
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
Dixonville	640	640	7,040	7,040	7,680	7,680
Two Creek	640	320	640	256	1,280	576
Kaybob South	2,560	1,728	1,920	1,296	4,480	3,024
Forest Bank	320	320	320	320	640	640
Cantaur	640	432	640	432	1,280	864
Other	12,030	3,995	21,020	11,835	33,050	15,830
Total	16,830	7,435	31,580	21,179	48,410	28,614

Notes:

(1) "Gross" means the total number of acres in which Bolt has an interest.
(2) "Net" refers to the aggregate of the percentage interests of Bolt in the gross acres.

Oil and Gas Reserves

The McDaniel Report evaluates the proved and probable crude oil, natural gas and NGL reserves of Bolt's properties as of July 1, 2002, using McDaniel's July 1, 2002 price forecast.

In preparing its report, McDaniel & Associates Consultants Ltd. ("**McDaniel**") obtained basic information from the Offeror, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which the McDaniel Report is based, was obtained from public records, other operators and from McDaniel non-confidential files. The extent and character of ownership and the accuracy of all factual data supplied for the independent evaluation, from all sources, was accepted by McDaniel as represented.

The following tables, based on the McDaniel Report, show the estimated share of Bolt's crude oil, natural gas and NGL reserves in its properties and the present value of estimated future net revenue for these reserves, after provision for the ARTC, using escalated and constant prices and costs as indicated. **All evaluations of the present worth of estimated future net revenue in the McDaniel Report are stated after provision for estimated future capital expenditures and prior to provision for future site restoration and reclamation costs, income taxes and indirect costs and do not necessarily represent the fair market value of the reserves.**

Oil, Sales Gas, NGL and Oil Equivalent Reserves and
Present Value of Estimated Future Cash Flows Including ARTC
Based on Escalated Price Assumptions

Reserves Category	Oil		Sales Gas		NGL		Oil Equivalent		Present Value Cash Flow Discounted			
	Gross mstb	Net mstb	Gross mmcf	Net mmcf	Gross mstb	Net mstb	Gross mstb	Net mstb	0% (m$)	10% (m$)	15% (m$)	20% (m$)
Proved Producing	563	488	2,166	1,642	13	9	937	771	11,699	9,518	8,760	8,140
Total Proved	690	603	2,426	1,871	13	9	1,108	924	13,081	10,576	9,699	8,981
Total Proved & Probable	1,040	901	3,336	2,601	18	13	1,615	1,347	19,158	14,379	12,850	11,649
Total Established	865	752	2,881	2,236	16	11	1,362	1,136	16,120	12,478	11,275	10,315

Oil, Sales Gas, NGL and Oil Equivalent Reserves and
Present Value of Estimated Future Cash Flows Including ARTC
Based on Constant Price Assumptions

Reserves Category	Oil		Sales Gas		NGL		Oil Equivalent		Present Value Cash Flow Discounted			
	Gross mstb	Net mstb	Gross mmcf	Net mmcf	Gross mstb	Net mstb	Gross mstb	Net mstb	0% (m$)	10% (m$)	15% (m$)	20% (m$)
Proved Producing	563	484	2,166	1,642	13	9	937	766	13,178	10,567	9,666	8,932
Total Proved	690	597	2,426	1,871	13	9	1,108	918	14,957	11,910	10,851	9,987
Total Proved & Probable	1,040	891	3,336	2,601	18	13	1,615	1,338	22,111	16,339	14,497	13,054
Total Established	865	744	2,881	2,236	16	11	1,362	1,128	18,534	14,125	12,674	11,521

Notes:

(1) Columns may not add due to rounding.

(2) "Gross" reserves are Bolt's working, lessor, royalty, and overriding royalty interest share of the remaining reserves, before deduction of any royalties. "Net" reserves are the gross remaining reserves of the properties in which Bolt has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

(3) Probable reserves and the present value thereof have been reduced by BME with the consent of McDaniel by 50% to account for risk.

(4) Proved Reserves: Those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from the portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

(5) Probable Reserves: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(6) Established Reserves: Proved reserves plus 50 percent probable reserves.

(7) Possible Reserves: Those reserves which cannot be classified as either proved or probable at the present time because of relatively high uncertainty but which could reasonably be expected to be recovered with additional successful drilling and/or optimum production performance.

(8) Producing Reserves: Those reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and nonproducing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

(9) Nonproducing Reserves: Those reserves that are not classified as producing.

(10) Sales Gas, includes pipeline and solution gas reserves.

(11) The McDaniel Report makes certain assumptions regarding future increases in the prices of oil and gas and takes into account inflation with respect to future operating and capital costs in the escalated price case. Operating and capital costs were escalated by 2% per annum from 2002.

McDaniel's price forecast used in the escalating price evaluations are as follows:

	Oil		Natural Gas	
Year	**WTI Cushing [(a)] Oklahoma ($US/bbl)**	**Edmonton Par Price 40 API ($CDN/bbl)**	**Alberta Plant Gate ($CND/mmbtu)**	**Henry Hub ($US/mmbtu)**
2002 (6 mo)	25.00	37.50	4.50	3.36
2003	23.50	35.10	4.70	3.53
2004	21.80	32.00	4.55	3.46
2005	22.20	32.10	4.50	3.48
2006	22.60	32.20	4.45	3.51
2007	23.10	32.90	4.50	3.54
2008	23.60	33.60	4.50	3.58
2009	24.10	34.30	4.55	3.62
2010	24.60	35.00	4.65	3.69
2011	25.10	35.70	4.75	3.77
2012	25.60	36.40	4.85	3.84
2013	26.10	37.10	4.95	3.92
2014	26.60	37.80	5.00	3.99
2015	27.10	38.60	5.10	4.07
2016	27.60	39.30	5.20	4.14
2017	28.20	40.10	5.35	4.23
2018	28.80	41.00	5.45	4.32
2019	29.40	41.80	5.55	4.41
2020	30.00	42.70	5.65	4.50
2021	30.60	43.50	5.80	4.59
Thereafter	30.60	43.50	5.80	4.59

Note: (a) 40 degree API, 0.4% sulphur.

(12) Product prices used in the constant price evaluations are based on McDaniel's July 1, 2002 price forecast, $37.50 CDN per bbl for oil and $4.50 CDN per mmbtu for natural gas. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the effective date of the McDaniel Report. Product prices have not been escalated. In addition, operating and capital costs have not been increased on an inflationary basis.

(13) The McDaniel Report estimates total proven plus probable capital investment net to Bolt necessary to achieve the estimated future net cash flow to be $1,359,000, of which $1,275,000 is to be spent in 2003 based on escalated cost assumptions and $1,334,000 of which $1,250,000 is to be spent in 2003 based on constant cost assumptions.

(14) ARTC refunds a portion of Bolt's eligible crown royalties and varies from a maximum rate of refund of 75%, up to $2 million, when the oil price is below $15.89 per barrel, to a minimum of 25%, when the oil price is above $33.38 per barrel. The escalated and constant price evaluations assume the ARTC program will continue indefinitely.

Oil and Gas Wells

The following table shows the number of wells producing or capable of producing as at June 30, 2002.

	Oil Wells				Gas Wells				Total Wells			
	Producing		Shut-In		Producing		Shut-In		Producing		Shut-In	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Dixonville	0	0.00	0	0	1	1.00	0	0.0	1	1.00	0	0.0
Two Creek	0	0.00	0	0	1	0.50	1	0.4	1	0.50	1	0.4
Kaybob South	0	0.00	0	0	1	0.33	0	0.0	1	0.33	0	0.0
Forest Bank	5	5.00	1	1	0	0.00	0	0.0	5	5.00	1	1.0
Cantuar	10	6.75	0	0	0	0.00	0	0.0	10	6.75	0	0.0
Other	16	1.74	3	0.84	22	4.48	0	0.0	38	6.22	3	0.84
Total	31	13.49	4	1.84	25	6.31	1	0.4	56	19.8	5	2.24

Notes:

(1) "Gross" refers to the number of wells in which Bolt holds an interest.

(2) "Net" refers to the aggregate of the numbers obtained by multiplying each gross well by Bolt's percentage working interest therein.

(3) "Shut-in" refers to wells which are not producing but are capable of producing in commercial quantities.

(4) Approximately 89% (2.2 bcf) of the proven natural gas reserves and 82% (576 mstb) of the proven oil and NGL reserves are on production as indicated in the McDaniel Report.

Drilling Activity

Bolt drilled, or participated in drilling, exploratory and development wells in Alberta as shown in the following table for the periods indicated. The wells listed as "Oil" or "Natural Gas" comprise all wells capable of production, whether producing or capped, in which Bolt has an interest.

	Three Months Ended March 31, 2002		Year Ended December 31, 2001		Year Ended December 31, 2000	
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)
Oil	3.0	3.0	--	--	--	--
Natural Gas	1.0	0.6	5.0	1.1	5.0	3.81
Service	0.0	0.0	0.0	0.0	2.0	1.35
Dry	3.0	1.45	3.0	3.0	5.0	2.88
Total	7.0	5.05	10.0	6.1	22.0	14.29
Exploratory (3)	3.0	3.0	--	--	--	--
Development (4)	4.0	2.05	2.0	2.0	5.0	3.81
Total	7.0	5.05	10.0	6.1	20.0	12.94

Notes:

(1) "Gross" wells refers to all wells in which Bolt has either a working interest or a royalty interest.

(2) "Net" wells refers to the aggregate of the percentage working interests of Bolt in the gross wells, before the deduction of royalties.

(3) "Exploratory" well, in general, is a well drilled either in search of a new and yet undiscovered pool of oil and natural gas, or with the expectation of significantly extending the limits of a pool which is partly delineated.

(4) "Development" well, in general, is a well drilled within or in close proximity to a discovered pool of oil or natural gas.

Production History

The following table shows the average daily net production of Bolt, before deduction of royalties payable to others, for the periods indicated.

Year		Crude Oil and NGL (bbls/d)	Natural Gas (mcf/d)	Equivalent (boe/d)
2001	(12 months ended December 31)	279	3,143	803
2000	(12 months ended December 31)	240	1,498	489

Operations History

The following table sets forth the daily sales volumes and netbacks for Bolt on a quarterly basis for fiscal 2001 and 2000.

	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarter 2001	Year 2001
Daily Sales Volumes					
Oil and NGL (bbls/d)	283	239	278	314	279
Gas (mcf/d)	3,685	3,174	3,322	2,404	3,143
Total Daily Volume (boe/d) (000's)	897	768	832	715	803
Total Products Netbacks ($/boe)					
Sales price	44.36	33.88	22.68	17.73	30.22
Royalty, net of ARTC	3.26	12.31	4.05	(0.11)	4.87
Production Expense	3.80	3.16	5.44	5.45	4.45
Netback ($/boe) (loss)	37.30	18.41	13.19	12.39	20.90

	First Quarter 2000	Second Quarter 2000	Third Quarter 2000	Fourth Quarter 2000	Year 2000
Daily Sales Volumes					
Oil and NGL (bbls/d)	190	214	240	313	240
Gas (mcf/d)	1,772	1,464	1,195	1,565	1,498
Total Daily Volume (boe/d)	485	457	439	574	489
Total Products Netbacks ($/boe)					
Sales price	25.01	31.23	35.30	37.72	32.55
Royalty, net of ARTC	5.45	2.62	5.87	4.24	4.53
Production Expense	4.98	5.33	7.49	9.58	6.99
Netback ($/boe) (loss)	14.58	23.28	21.94	23.90	21.03

Net Oil and Gas Capital Expenditures

The following table shows capital expenditures for Bolt in the categories and for the periods indicated:

(000's)	Three Months Ended March 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Land & Acquisition	$ 576	$ 1,012	$ 776
Geological & Geophysical	61	114	75
Drilling & Exploration	937	2,750	4,396
Capitalized G&A	0	0	0
Equipping	186	247	1,696
Facilities & Gathering	111	124	928
Office	13	85	50
Total	$ 1,884	$ 4,332	$ 7,921

Future Commitments

As at April 1, 2002, Bolt has in place an oil price differential pricing contract on 200 bbls/d, until September 30, 2002. The locked-in basis differential is $5.50 US/bbl, based on calendar NYMEX and Lloydminister at Kerrobert average posted price.

INFORMATION CONCERNING THE OFFEROR AND BOLT

Existing Business Relationship Between the Offeror and Bolt

There are no existing business relationships between the Offeror, its associates or affiliates and Bolt and its subsidiaries.

Ownership of Bolt Shares

None of the Offeror nor any director or senior officer of the Offeror, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Bolt, other than pursuant to the Share Deposit Agreements. To the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, no securities of Bolt are owned (directly or indirectly) by, nor is control or direction over any securities of Bolt exercised by, any associate of any director or senior officer of the Offeror or any person or company who beneficially owns (directly or indirectly) more than 10% of any class of equity securities of the Offeror or any person or company acting jointly or in concert with the Offeror.

Trading in Bolt Shares

Since January 1, 2002, no securities of Bolt have been traded by the Offeror or any director or senior officer of the Offeror or, to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, by any associate of any director or senior officer of the Offeror, by any person or company who beneficially owns (directly or indirectly) more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror.

Commitments to Acquire Securities of Bolt

No securities of Bolt are the subject of any commitments made by the Offeror, or the directors or senior officers of the Offeror and, to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, no securities of Bolt are the subject of any commitments made by, any associate of any director or senior officer of the Offeror, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror, to acquire any equity securities of Bolt, except for the commitments to acquire the Bolt Shares pursuant to the Offer and the commitments contained in the Acquisition Agreement and the Share Deposit Agreements. See "Acquisition Agreement" in this Circular.

Arrangements Between the Offeror and the Directors and Officers of Bolt

Other than pursuant to the Share Deposit Agreements and other than as set out in this Circular under "Acquisition Agreement – Reconstitution of Bolt Board", "Acquisition Agreement – Employment Agreements" and "Acquisition Agreement – Bolt Options", there are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of Bolt or Bolt's subsidiaries and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation in respect of loss of office or in respect of such directors or senior officers remaining in or retiring from office if the Offer is successful.

Arrangements Between the Offeror and Bolt Shareholders

Other than as referred to under "Arrangements Between the Offeror and the Directors and Officers of Bolt", "Acquisition Agreement – Reconstitution of Bolt Board", "Acquisition Agreement – Employment Agreements" and "Acquisition Agreement – Bolt Options" in this Circular and other than pursuant to the Share Deposit Agreements, there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any securityholder of Bolt with respect to the Offer or between the Offeror and any person or company with respect to any securities of Bolt.

Benefits From Offer

Other than as referred to in this Circular under "Arrangements Between the Offeror and the Directors and Officers of Bolt", there are no direct or indirect benefits of accepting or refusing to accept the Offer to any director or senior officer of Bolt or, to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, to any associate of any director or senior officer of Bolt or to any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Bolt or to any person acting jointly or in concert with the Offeror.

Selected Pro Forma Financial and Operational Information

The following table sets out certain financial information for BME and pro forma consolidated financial information for BME after giving effect to the proposed acquisition of all of the Bolt Shares pursuant to the Offer and certain other adjustments. The information concerning Bolt has been taken from, or based upon, public sources. The following information should be read in conjunction with the pro forma financial statements of BME and the financial statements of BME set forth elsewhere in the Circular, including the notes thereto. The information presented below assumes that all of the Bolt Shares are tendered under the Offer.

	BME	**Bolt**	**BME Pro Forma Consolidated**
	(For the three months ended March 31, 2002)	**(For the three months ended March 31, 2002)**	**(For the three months ended March 31, 2002)**
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue			
Oil and gas sales	$ --	$1,216,659	$1,216,659
Royalties	--	(258,781)	(258,781)
Other	--	15,403	15,403
	--	973,281	973,281
Expenses			
Production	--	268,868	268,868
General and administrative	6,199	174,490	180,689
Interest	8,917	9,006	17,923
Depletion, depreciation and amortization	--	600,000	950,000
	15,116	1,052,364	1,417,480
Loss before income taxes	15,116	79,083	444,199
Future Income Taxes	--	250,000	103,000
Net loss	$15,116	$329,083	$547,199

Previous Distributions of Bolt Shares

Based on publicly available information, the Offeror believes that no Bolt Shares have been distributed during the five years preceding the date of the Offer, except for the following:

Date of Issue	Number of Bolt Shares	Issue Price per Bolt Share ($)	Aggregate Proceeds to Bolt ($)
December 29, 2000	87,500	0.80	70,000
July 17, 2001	200,000[1]	0.50	100,000
July 17, 2001	95,000[1]	0.60	57,000
July 17, 2001	40,000[1]	0.80	32,000
December 20, 2001	1,782,568	0.90	1,604,311
December 21, 2001	222,223	0.90	200,001

Note:
(1) Issued on exercise of stock options.

MATERIAL CHANGES IN THE AFFAIRS OF BOLT AND OTHER INFORMATION

Except for the Offer and as set out below and otherwise set forth herein, the Offeror has no information, as of the date hereof, which indicates that any material change has occurred in the affairs, financial position or prospects of Bolt since March 31, 2002, the date of Bolt's last published financial statements.

The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect a decision of a Bolt Shareholder to accept or reject the Offer.

ACQUISITION OF SECURITIES NOT DEPOSITED

Compulsory Acquisition

The purpose of the Offer is for the Offeror to acquire all of the outstanding Bolt Shares. If within the time limit for the acceptance of the Offer or within 120 days after the date of the Offer, whichever period is shorter, the Offer has been accepted by holders of not less than 90% of the Bolt Shares, other than Bolt Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates and associates, and the Offeror has taken up and paid for such Bolt Shares, the Offeror currently intends to acquire, pursuant to the compulsory acquisition provisions of Part 16 of the ABCA, the remainder of the Bolt Shares on the same terms, including price, on which the Offeror acquired Bolt Shares pursuant to the Offer (a "**Compulsory Acquisition**").

To exercise such statutory right, the Offeror must give notice (the "**Offeror's Notice**") to each registered holder of Bolt Shares who did not accept the Offer (and to each person who subsequently acquires any such Bolt Shares) (in each case, a "**Dissenting Offeree**") of such proposed acquisition by registered mail within 60 days from the Expiry Date and in any event within 180 days from the date of the Offer. Within 20 days after giving the Offeror's Notice, the Offeror must pay or transfer to Bolt the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust by Bolt for the Dissenting Offerees. Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Bolt Shares held by such Dissenting Offeree to Bolt, and each Dissenting Offeree must elect within 60 days after the date of the sending of the Offeror's Notice to transfer his or her Bolt Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of the Bolt Shares held by such Dissenting Offeree by so notifying the Offeror and by applying to the Court of Queen's Bench of Alberta to fix the fair value of such Bolt Shares. If a Dissenting Offeree has elected to demand payment of the fair value of that Dissenting Offeree's Bolt Shares, the Offeror may apply to the Court of Queen's Bench of Alberta to fix the fair value of the Bolt Shares of that Dissenting Offeree. If the Dissenting Offeree does not notify the Offeror and apply to a court within the applicable 60 day period, the Dissenting Offeree will be deemed to have elected to transfer such Bolt Shares to the Offeror on the terms of the Offer. Any judicial determination of the fair value of the Bolt Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Reference should be made to Part 16 of the ABCA for a complete description of the provisions regarding Compulsory Acquisitions, a copy of which is attached hereto as Schedule "B". The provisions of Part 16 of the ABCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about these provisions should consult their legal advisors.

See "Canadian Federal Income Tax Considerations" for a discussion of the tax consequences to Bolt Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transactions

If the Offeror takes up and pays for Bolt Shares validly deposited to the Offer and the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue such right, the Offeror currently intends to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement or other transaction involving Bolt and likely either the Offeror and/or an affiliate of the Offeror for the purpose of enabling the Offeror to acquire all of the Bolt Shares not deposited to the Offer (a "**Subsequent Acquisition Transaction**"). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Bolt Shares acquired pursuant to the Offer. In the event of a Subsequent Acquisition Transaction, Shareholders, other than the Offeror and its affiliates, could receive cash, preferred shares (which may be immediately redeemable for cash), debt or any combination thereof. While the Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction would be the same price as the price offered under the Offer, the consideration offered to holders of Bolt Shares in a Subsequent Acquisition Transaction could have a higher or lower value than the value of the consideration offered for the Bolt Shares pursuant to the Offer.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Bolt Shares. The exercise of such right of dissent, if certain procedures are complied with by the Shareholder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Bolt Shares. The fair value so determined could be more or less than, or equal to, the value of the consideration paid per Bolt Share pursuant to the Subsequent Acquisition Transaction or pursuant to the Offer.

Each type of Subsequent Acquisition Transaction described above would constitute a "going private transaction" within the meaning of certain applicable Canadian securities legislation and regulations (collectively, the "**Regulations**"), Rule 61-501 and Policy Q-27. In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "going private transaction" carried out in accordance with Rule 61-501 or an exemption therefrom and Policy Q-27 or an exemption therefrom, the "related party transaction" provisions of Rule 61-501 and Policy Q-27 will not apply to such transaction. The Offeror intends to carry out any such going private transaction in accordance with Rule 61-501 and Policy Q-27 or exemptions therefrom such that the related party transaction provisions of Rule 61-501 and Policy Q-27 will not apply to the going private transaction.

The Regulations, Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the Bolt Shares (and, subject to certain exceptions, any non-cash consideration being offered therefor) and to provide to the holders of the Bolt Shares a summary of such valuation. The Offeror expects that any Subsequent Acquisition Transaction will be effected in a manner that exempts the Offeror from the foregoing valuation requirements.

The provisions of the ABCA will require the approval of at least 66 ⅔% of the votes cast by holders of the outstanding Bolt Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by "minority" holders of the Bolt Shares must be obtained unless an exemption is available or discretionary relief is granted by the Ontario Securities Commission and Commission des valeurs mobilières du Québec.

In relation to any Subsequent Acquisition Transaction, the "minority" holders will be all Shareholders other than the Offeror, its directors and senior officers or any associate or affiliate of the Offeror or its directors or senior officers or any person or company acting jointly or in concert with the Offeror or any of its directors or senior officers. However, Rule 61-501 and Policy Q-27 also provide that the Offeror may treat Bolt Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer and is completed within 120 days of the date of the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same cash price as the price offered under the Offer and the Offeror intends to cause Bolt Shares acquired pursuant to the Offer to be voted in favour of such transaction. If the Offeror takes up and pays for Bolt Shares validly deposited to the Offer and the right of Compulsory Acquisition is not available, the Offeror intends to implement a Subsequent Acquisition Transaction that is a going private transaction and thereby acquire all of the remaining Bolt Shares.

In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Bolt Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority shareholders.

See the sections of the Circular entitled "Canadian Federal Income Tax Considerations" for a discussion of the tax consequences to Shareholders in the event of a Subsequent Acquisition Transaction.

The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority Shareholders, would necessarily be subject to a number of considerations, including the number of Bolt Shares acquired pursuant to the Offer. There can be no assurance that any such transaction will be proposed or, if proposed, effected. Shareholders should consult their own legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of OSC Rule 61-501 and QSC Policy Q-27, Canadian courts, in a few instances, granted preliminary injunctions to prohibit transactions involving going private amalgamations. The current trend both in legislation and in the American jurisprudence upon which the previous Canadian decisions were based is toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

In two decisions in 1978, the Supreme Court of Ontario restrained proposed amalgamations which would have had the effect of eliminating the interest which minority shareholders held in one of the amalgamating corporations, without the minority shareholders having been offered the opportunity to receive in exchange participating securities issued by the amalgamated corporation, an affiliate or a successor body corporate, with the result that the existing controlling shareholder would become the sole holder of shares of the amalgamated corporation. See *Carlton Realty Ltd.* v. *Maple Leaf Mills Ltd.* (1978), 22 O.R. (2d) 198 and *Alexander* v. *Westeel-Rosco Ltd.* (1978), 22 O.R. (2d) 211. In light of the specific regulatory framework governing "going private transactions" in OSC Policy Statement No. 9.1, as amended (the predecessor to OSC Rule 61-501) and QSC Policy Q-27 and the decision of the Supreme Court of Ontario in Lomex described below, the decisions in Maple Leaf Mills and Westeel-Rosco may be of limited relevance to any Subsequent Acquisition Transaction that may be effected by the Offeror subsequent to the Offer.

In *The General Accident Assurance Company of Canada* v. *Lomex Mining Corporation Ltd. et al* (1988), 66 O.R. (2d) 783, the Supreme Court of Ontario declined to grant injunctive relief to a minority shareholder of Lomex seeking to prevent a proposed amalgamation squeeze-out transaction which was to follow a take-over bid made through the facilities of the Vancouver Stock Exchange. The minority shareholder also sought an order declaring that the minority shareholders of Lomex were entitled to vote separately as a class in approving the proposed amalgamation. Lomex was not an "offering corporation" as defined in the OBCA, so the "going private transaction" provisions of Section 190 of the OBCA were held to be not applicable to it. The court held that the proposed amalgamation did not contravene the relevant provisions of the OBCA and that, in light of the oppression remedy contained in the OBCA, the OBCA did not require that a separate class vote of the minority shareholders of Lomex be held to approve the amalgamation. The Court further held that the minority shareholder failed to establish that the proposed amalgamation was oppressive or unfairly prejudicial to or unfairly disregarded the rights of the minority shareholders of Lomex.

Other Alternatives

If the Offeror decides not to effect the Compulsory Acquisition or to propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Bolt Shares in privately-negotiated transactions or in another take-over bid or taking no further action to acquire additional Bolt Shares. Any additional purchases of Bolt Shares could be at a price greater than, equal to, or less than, the price to be paid for Bolt Shares under the Offer and could be for cash or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Bolt Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Bolt Shares under the Offer.

RISK FACTORS

Investment in the securities of the Offeror should be considered to be highly speculative and involves a high degree of risk, including, but not necessarily limited to, the risk factors listed below and due to the Offeror's business and its present stage of development. Ownership of the securities of the Offeror is suitable only to investors who are prepared to risk the loss of their entire investment. Owners and prospective purchasers of the securities of the Offeror should carefully consider, in addition to the other information in this Circular, the following risk factors inherent in and affecting the Offeror's business before making an investment decision.

Start-Up Company

The business of the Offeror should be considered speculative due to its present stage of development. The Offeror was only recently reorganized and does not yet own or operate any oil or natural gas properties.

Industry Risks

There are many risks inherent in the oil and gas industry which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Offeror's success will depend on its ability to select and acquire suitable producing properties or undeveloped exploration prospects. The marketability of any oil and natural gas acquired or discovered by the Offeror will be affected by numerous factors beyond the control of the Offeror. These factors include market fluctuations, the world price of crude oil, the continental price of natural gas, the supply and demand for oil and natural gas, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to prices, taxes, royalties, land tenure, allowable production, the import and export of oil and natural gas and environmental protection. The effect of these factors cannot be accurately predicted.

Hazards such as unusual or unexpected geological formations, pressures, blow-outs, fires or other conditions may be encountered in drilling and operating wells. The Offeror will have the benefit of insurance maintained by it, however the Offeror may become liable for damages arising from pollution, blowouts or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Oil and gas production operations are also subject to all of the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into formations, which may hinder economic production. As the Offeror will initially have interests in a limited number of producing properties, such risks are concentrated on those properties and their effect will be more significant than if spread over a larger number of properties.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material drop in prices could result in a reduction of any future net production revenue of the Offeror. The economics of producing from wells acquired or drilled by the Offeror may change as a result of lower commodity prices, which could result in a reduction in the volumes of economic reserves of the Offeror. The Offeror might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in any future net production revenue of the Offeror, causing a reduction in the Offeror's oil and gas acquisition and development activities.

Regulation of Industry

The Offeror's activities are subject to complex and stringent energy, environmental and other governmental laws and regulations. While management of the Offeror believes that the Offeror's business will be operated in accordance with applicable laws, the Offeror will remain subject to a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce. Existing laws and regulations may be revised or new laws and regulations may become applicable to the Offeror that may have a negative effect on the Offeror's business and the results of operations. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The Offeror expects that it will be able to fully comply with all regulatory requirements in this regard.

Need for Future Financings

Additional financing for new development and operations may not be available on acceptable terms in the future. Where additional financing is raised by the issuance of BME Shares or securities convertible into BME Shares from the Offeror's treasury, control of the Offeror may change and shareholders may suffer further dilution to their investment. The issuance of debt may result among other things, in the encumbrance of certain of the Offeror's assets, impede the Offeror's ability to obtain additional bank financing, decrease the Offeror's liquidity and adversely affect the Offeror's ability to declare and pay dividends to its shareholders.

Competition

Competition could adversely affect the Offeror's performance. The oil and gas industry is characterized by intense competition and the Offeror competes directly with other companies that have greater resources.

Conflicts of Interest

The directors of the Offeror are engaged and will continue to be engaged in certain business interests on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with the Offeror. Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Offeror to disclose his interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Dividends

The Offeror does not anticipate paying any dividends on its outstanding BME Shares in the immediate or foreseeable future. See "Dividend Record and Policy" in this Circular.

Reliance on Management

Holders of securities of the Offeror must rely upon the experience and expertise of the management of the Offeror. The Offeror's continued success is dependent upon its ability to attract and retain experienced management. The Offeror does not have in place key man insurance on its management.

DEPOSITARY

The Offeror has retained CIBC Mellon Trust Company to act as a depositary for the receipt of certificates in respect of Bolt Shares and related Letters of Acceptance and Notices of Guaranteed Delivery deposited under the Offer and for the payment for Bolt Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who accepts the Offer by depositing their Bolt Shares directly with the Depositary. Bolt Shareholders should contact the Depositary or their broker or dealer for assistance in accepting the Offer and in depositing the Bolt Shares with the Depositary.

SOLICITING DEALER

FirstEnergy Capital Corp. has been retained to act as soliciting dealer in connection with the Offer and to solicit acceptances of the Offer. The Offeror has agreed to pay FirstEnergy Capital Corp. its reasonable out-of-pocket expenses and a total fee for the foregoing services of $50,000. The payment of the $50,000 fee is conditional upon the successful completion of the Offer.

No brokerage fees or commissions will be payable by any Shareholder who accepts the Offer by depositing their Bolt Shares directly with the Depositary or who uses the services of the Soliciting Dealer to accept the Offer.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Offeror, the following is a summary of the principal income tax considerations under the Tax Act generally applicable to certain Bolt Shareholders who dispose of their Bolt Shares pursuant to the Offer or pursuant to certain transactions described in this Circular under the heading "Acquisition of Securities Not Deposited", who, for purposes of the Tax Act and at all relevant times, deal at arm's length with and are not affiliated with the Offeror and Bolt, hold their Bolt Shares and will hold any BME Shares as capital property and will not, either alone or together with other persons with whom they do not deal at arm's length, either control the Offeror immediately following the completion of the Offer or beneficially own shares of the Offeror which have a fair market value in excess of 50% of the fair market value of all outstanding shares of the Offeror immediately following the completion of the Offer. This summary does not apply to certain financial institutions (as defined in the Tax Act) that are subject to the "mark-to-market" rules contained in the Tax Act, or to a holder of Bolt Shares or BME Shares an interest in which would be a "tax shelter investment" as defined in section 143.2 of the Tax Act.

Shares in the capital of a corporation will generally be considered to be capital property of a Shareholder unless the Shareholder holds the shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or the Shareholder acquired the shares in an adventure in the nature of trade. Certain Shareholders whose Bolt Shares might not otherwise be considered to be capital property may be entitled to have such shares deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Shareholders should consult their own tax advisors as to whether they hold their Bolt Shares and will hold any BME Shares as capital property for purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act and the Tax Regulations in force as of the date hereof, the current published administrative policies of the CCRA and all Tax Proposals to amend the Tax Act and the Tax Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. This opinion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein. With respect to the Tax Proposals, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders, and particularly those to whom this discussion is not applicable (such as Shareholders who do not hold their Bolt Shares as capital property), should consult with their own tax advisors for advice with respect to the tax consequences to them having regard to their own particular circumstances.

Shareholders Resident in Canada

This part of the summary is applicable to Bolt Shareholders who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, are resident in Canada.

The Offer

Where a Bolt Shareholder does not choose to recognize capital gain or capital loss on the exchange of the holder's Bolt Shares for BME Shares, the Bolt Shareholder will be deemed to have disposed of such Bolt Shares for proceeds of disposition equal to the Bolt Shareholder's adjusted cost base of those Bolt Shares immediately before the exchange, and to have acquired the Bolt Shares received on the exchange at a cost equal to that adjusted cost base.

A Bolt Shareholder may choose to recognize capital gain (or capital loss) on the exchange of the Bolt Shares for BME Shares by including the entire capital gain (or capital loss) in the Bolt Shareholder's tax return under the Tax Act for the Bolt Shareholder's taxation year in which the exchange occurs. In those circumstances, the Bolt Shareholder will realize a capital gain (or capital loss) on the disposition of the Bolt Shares equal to the amount by which the fair market value of BME Shares received on the exchange exceeds (or is less than) the total adjusted cost base of the Bolt Shares and any reasonable costs associated with the disposition, and the Bolt Shareholder will be deemed to have acquired the BME Shares received for an amount equal to the fair market value of BME Shares.

Generally, a Bolt Shareholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income and will be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized by the Bolt Shareholder for the year of disposition. Any allowable capital losses in excess of such taxable capital gains may be carried back up to three years or carried forward indefinitely and deducted against taxable capital gains in such other years to the extent and under the circumstances described in the Tax Act. In the case of a Bolt Shareholder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of Bolt Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A corporate Shareholder that is throughout the relevant taxation year a "Canadian controlled private corporation" may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by individuals or trusts, other than certain specified trusts, may be subject to alternative minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and an alternative minimum tax.

Acquisition of Bolt Shares Not Deposited

As outlined in the Circular, the Offeror may, in certain circumstances, acquire Bolt Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. A Shareholder whose Bolt Shares are so acquired by the Offeror will realize a capital gain (or a capital loss) generally calculated in the same manner, and subject to the same tax treatment, as described above with respect to a disposition of Bolt Shares under the Offer. Where a Shareholder's Bolt Shares are acquired pursuant to the exercise of dissent rights, the proceeds of disposition in respect of the disposition of the Shareholder's Bolt Shares will be determined exclusive of any interest that is awarded by a court. A dissenting shareholder who receives interest on the fair value of the holder's Bolt Shares will be required to include the interest in computing the holder's income in accordance with the applicable rules of the Tax Act.

If the Offeror is unable to use a compulsory acquisition, the Offeror may propose a Subsequent Acquisition Transaction as outlined in the Circular. The tax treatment of such a transaction to a Shareholder will depend upon the manner in which the transaction is carried out and may be substantially the same as or materially different from that described above. **Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Bolt Shares acquired pursuant to such transactions.**

Shareholders Not Resident in Canada

This part of the summary is applicable to Shareholders who, at all relevant times, are neither resident nor deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty (a "Non-Resident Shareholder"'). This summary is not applicable to Non-Resident Shareholders who are non-resident insurers carrying on an insurance business in Canada and elsewhere. Any such Shareholder should consult its own tax advisor with respect to the exchange of Bolt Shares for the Offeror Shares.

The Offer

A Non-Resident Shareholder who holds Bolt Shares that are not "taxable Canadian property" of the Non-Resident Shareholder within the meaning of the Tax Act will not be subject to Canadian income tax upon the disposition of their Bolt Shares under the Offer. Generally, Bolt Shares will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that: (i) the Bolt Shares are listed on a prescribed stock exchange; (ii) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, did not, at any time during the sixty (60) month period immediately preceding the disposition of such Bolt Shares, own 25% or more of the shares of any class or series of Bolt; and (iii) the Bolt Shares were not acquired in a tax-deferred transaction pursuant to which the Bolt Shares were deemed under a provision of the Tax Act to be taxable Canadian property of the Non-Resident Shareholder. A Bolt Share may also be taxable Canadian property where the Non-Resident Shareholder elected to have such Bolt Share treated as taxable Canadian property.

If Bolt Shares are or are deemed to be taxable Canadian property of a Non-Resident Shareholder, the tax consequences on a disposition of such Bolt Shares by the Non-Resident Shareholder will generally be the same as those described above under "Shareholders Resident in Canada -The Offer", subject to the terms of any applicable income tax treaty.

Acquisition of Bolt Shares Not Deposited

As outlined in the Circular, the Offeror may, in certain circumstances, acquire Bolt Shares not deposited under the Offer pursuant to a Compulsory Acquisition or pursuant to the exercise of dissent rights on such an acquisition. The tax consequences to a Bolt Shareholder disposing of Bolt Shares under a Compulsory Acquisition or pursuant to dissent rights generally will be as described above. Where a Shareholder's Bolt Shares are acquired pursuant to the exercise of a dissent right, it is possible that the Shareholder will be awarded interest by a court. Interest paid or deemed to be paid by Bolt is subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty. If the Bolt Shares are not listed on a prescribed stock exchange at the time of disposition, the Bolt Shares will constitute taxable Canadian property to a Non-Resident Holder and the notification and withholding provisions of section 116 of the Tax Act may apply.

If the Offeror is unable to use a Compulsory Acquisition, the Offeror may propose a Subsequent Acquisition Transaction as outlined in the Circular. The tax treatment of such a transaction to a Shareholder will depend upon the manner in which the transaction is carried out and may be substantially the same as or materially different from that described above. **Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Bolt Shares acquired pursuant to such transactions.**

ACCEPTANCE OF OFFER

Except for the following persons who have entered into Share Deposit Agreements, the Offeror has no knowledge regarding whether any Bolt Shareholders will accept the Offer.

Bolt Shareholder	Number of Bolt Shares to be tendered to Offer
Sherman Hirowatori	30,000
Earl Tobin	171,000
Warren Steckley	372,500
James Banister	334,200
Raymond Chiarastella	1,728,525
673728 Alberta Ltd.	297,500
Leif Snethum	918,750
Susan Banister	331,500
James Investments Inc.	361,500
Sandra Chiarastella	262,125
NCE Flow Through (2001-1) Limited Partnership	617,284
NCE Flow Through (2001-2) Limited Partnership	617,284

EXPENSES OF THE OFFER

The Offeror estimates that if it acquires all of the Bolt Shares pursuant to the Offer, the total amount required to pay the expenses of the Offeror and Bolt will be approximately $250,000.

LEGAL MATTERS

The legal opinion referred to under the section of the Circular entitled "Canadian Federal Income Tax Considerations" has been provided by Blake, Cassels & Graydon LLP, counsel to the Offeror.

INTERESTS OF EXPERTS

As at the date hereof, to the knowledge of the management of BME, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than 1% of the outstanding BME Shares.

As of the date hereof, to the knowledge of the management of BME, the partners of KPMG LLP as a group do not own any of the outstanding BME Shares.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides holders of Bolt Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the holders of Bolt Shares. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENTS

CONSENT OF SOLICITORS

To: Canadian Securities Regulatory Authorities in each of the provinces of Canada

We hereby consent to the reference to our opinion contained under the heading "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated July 31, 2002 made by Blue Mountain Energy Ltd. to the holders of common shares of Bolt Energy Ltd.

July 31, 2002
Calgary, Alberta

(signed) *"Blake, Cassels & Graydon LLP"*
Barristers and Solicitors

CONSENT OF AUDITORS

The Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs/Mesdames:

Blue Mountain Energy Ltd. (the "Company")

We refer to the Offer to Purchase dated July 31, 2002 relating to the offer by Blue Mountain Energy Ltd. for all of the outstanding common shares of Bolt Energy Ltd.

We consent to the use in the Offer to Purchase of our report dated January 9, 2002 (except as to note 9 which is as of July 31, 2002) to the directors of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2001 and 2000;

Consolidated statements of loss and deficit and cash flows for each of the years then ended.

We also consent to the use in the Offer to Purchase of our compilation report dated July 31, 2002 to the directors of the Company on the compilation of the pro forma consolidated balance sheet of the Company as at March 31, 2002 and the pro forma consolidated statements of operations for the three months ended March 31, 2002 and the year ended December 31, 2001.

July 31, 2002
Calgary, Alberta

(signed) *"KPMG LLP"*
Chartered Accountants

CONSENT OF AUDITORS

To: All Securities Commissions in Canada

Dear Sirs:

Re: Blue Mountain Energy Ltd.

We refer to the Offer to Purchase dated July 31, 2002 for the purchase of all of the outstanding common shares of Bolt Energy Ltd. by Blue Mountain Energy Ltd.

We consent to the use in the Offer to Purchase of our report dated March 10, 2000 to the shareholders of Blue Mountain Energy Ltd. on the following financial statements:

Consolidated balance sheets as at December 31, 1999 and 1998; and

Consolidated statements of loss and deficit and cash flows for each of the years then ended.

July 31, 2002
Calgary, Alberta

(signed) *"Thompson & Thompson"*
Chartered Accountants

CONSENT OF AUDITORS

To: Canadian Securities Regulatory Authorities in each of the provinces of Canada

Dear Sirs:

We consent to the use of our auditors' report dated March 1, 2002 to the Shareholders of Bolt Energy Ltd. included in the Circular accompanying the Offer to Purchase dated July 31, 2002 made by Blue Mountain Energy Ltd. to the holders of common shares of Bolt Energy Ltd.

July 31, 2002
Calgary, Alberta

(signed) "*PricewaterhouseCoopers LLP*"
Chartered Accountants

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

To: Canadian Securities Regulatory Authorities in each of the Provinces of Canada

Reference: Circular accompanying the Offer to Purchase made by Blue Mountain Energy Ltd. to the Holders of Common Shares of Bolt Energy Ltd. (the "Corporation") dated July 31, 2002 (the "Circular")

Dear Sirs:

The Circular of the Corporation dated July 31, 2002 contains reference to McDaniel & Associates Consultants Ltd., to its reserve evaluation reports entitled "Blue Mountain Energy Ltd., Evaluation of Bolt Energy Properties, Based on Escalating Price Assumptions, As of July 1, 2002" and "Blue Mountain Energy Ltd., Evaluation of Bolt Energy Properties, Based on Constant Price Assumptions, As of July 1, 2002", both dated July 25, 2002; (the "Reports").

We consent to the references to our Reports included in the Circular accompanying the Offer to Purchase dated July 31, 2002 made by Blue Mountain Energy Ltd. to the holders of common shares of Bolt Energy Ltd.

July 31, 2002
Calgary, Alberta

(signed) "*McDaniel & Associates Consultants Ltd.*"

APPROVAL AND CERTIFICATE

Dated: July 31, 2002

The contents of the Offer and this Circular have been approved by, and the sending, communication or delivery thereof to the holders of common shares of Bolt Energy Ltd. has been authorized by, the board of directors of Blue Mountain Energy Ltd. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BLUE MOUNTAIN ENERGY LTD.

(signed) "*Randy W. Pawliw*"
President

(signed) "*Dale T. Joynt*"
Chief Financial Officer and Corporate Secretary

On behalf of the Board of Directors

(signed) "*Verne G. Johnson*"
Director

(signed) "*Carl-Martin Nagel*"
Director

SCHEDULE "A"

FINANCIAL STATEMENTS OF THE OFFEROR

KPMG

Unaudited Consolidated Financial Statements of

BLUE MOUNTAIN ENERGY LTD.

(Formerly Blue Mountain Resources Ltd.)

Three months ended March 31, 2002

BLUE MOUNTAIN ENERGY LTD.

(Formerly Blue Mountain Resources Ltd.)
Consolidated Balance Sheets

	March 31, 2002 (unaudited)	December 31, 2001 (audited)
Assets:		
Current assets:		
Cash	$ 10,885	$ 24,316
Accounts receivable	881	207
	11,766	24,523
Mineral properties	300,000	300,000
	$ 311,766	$ 324,523
Liabilities, Capital Stock and Deficit		
Current liabilities:		
Accounts payable and accrued liabilities	$ 73,542	$ 80,100
Notes payable	492,674	483,757
	566,216	563,857
Capital stock and deficit:		
Capital stock	4,028,203	4,028,203
Deficit	(4,282,653)	(4,267,537)
	(254,450)	(239,334)
Subsequent events (note 2)		
	$ 311,766	$ 324,523

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(Signed) Randy Pawliw Director

(Signed) Les Kish Director

BLUE MOUNTAIN ENERGY LTD.

(Formerly Blue Mountain Resources Ltd.)
Consolidated Statements of Loss and Deficit

Three months ended March 31, 2002 and 2001
(Unaudited)

	2002	2001
Expenses:		
Investor communications	$ 100	$ 34
Office and administration	111	1,537
Professional	2,777	633
Transfer agent, company and listing fees	3,211	3,394
Interest on notes payable	8,917	5,894
	15,116	11,492
Deficit, beginning of period	4,267,537	4,186,154
Deficit, end of period	$ 4,282,653	$ 4,197,646
Loss per share – basic and diluted	$ 0.07	$ 0.05

See accompanying notes to consolidated financial statements.

APPROVAL AND CERTIFICATE

Dated: July 31, 2002

The contents of the Offer and this Circular have been approved by, and the sending, communication or delivery thereof to the holders of common shares of Bolt Energy Ltd. has been authorized by, the board of directors of Blue Mountain Energy Ltd. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BLUE MOUNTAIN ENERGY LTD.

(signed) "*Randy W. Pawliw*"
President

(signed) "*Dale T. Joynt*"
Chief Financial Officer and Corporate Secretary

On behalf of the Board of Directors

(signed) "*Verne G. Johnson*"
Director

(signed) "*Carl-Martin Nagel*"
Director

SCHEDULE "A"

FINANCIAL STATEMENTS OF THE OFFEROR

KPMG

Unaudited Consolidated Financial Statements of

BLUE MOUNTAIN ENERGY LTD.

(Formerly Blue Mountain Resources Ltd.)

Three months ended March 31, 2002

BLUE MOUNTAIN ENERGY LTD.

(Formerly Blue Mountain Resources Ltd.)
Consolidated Balance Sheets

	March 31, 2002 (unaudited)	December 31, 2001 (audited)
Assets:		
Current assets:		
Cash	$ 10,885	$ 24,316
Accounts receivable	881	207
	11,766	24,523
Mineral properties	300,000	300,000
	$ 311,766	$ 324,523
Liabilities, Capital Stock and Deficit		
Current liabilities:		
Accounts payable and accrued liabilities	$ 73,542	$ 80,100
Notes payable	492,674	483,757
	566,216	563,857
Capital stock and deficit:		
Capital stock	4,028,203	4,028,203
Deficit	(4,282,653)	(4,267,537)
	(254,450)	(239,334)
Subsequent events (note 2)		
	$ 311,766	$ 324,523

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(Signed) Randy Pawliw Director

(Signed) Les Kish Director

BLUE MOUNTAIN ENERGY LTD.

(Formerly Blue Mountain Resources Ltd.)
Consolidated Statements of Loss and Deficit

Three months ended March 31, 2002 and 2001
(Unaudited)

	2002	2001
Expenses:		
Investor communications	$ 100	$ 34
Office and administration	111	1,537
Professional	2,777	633
Transfer agent, company and listing fees	3,211	3,394
Interest on notes payable	8,917	5,894
	15,116	11,492
Deficit, beginning of period	4,267,537	4,186,154
Deficit, end of period	$ 4,282,653	$ 4,197,646
Loss per share – basic and diluted	$ 0.07	$ 0.05

See accompanying notes to consolidated financial statements.

BLUE MOUNTAIN ENERGY LTD.

(Formerly Blue Mountain Resources Ltd.)
Consolidated Statements of Cash Flows

Three months ended March 31, 2002 and 2001
(Unaudited)

	2002	2001
Cash provided by (used in):		
Operations:		
Cash paid to suppliers	$ (13,431)	$ (9,078)
Decrease in cash	(13,431)	(9,078)
Cash beginning of period	24,316	64,565
Cash, end of period	$ 10,885	$ 55,487

See accompanying notes to consolidated financial statements.

1. Significant accounting policies:

The interim financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Company as at December 31, 2001.

2. Subsequent events:

On July 18, 2002, the Company consolidated its common shares on a 1:12.5 basis. In addition, the Company completed the issuance of 6,666,667 Series A special warrants for $3.00 per special warrant to non-management subscribers, 750,000 Series A special warrants to management for $3.00 per special warrant and 750,000 Series B special warrants to management for $1.00 per special warrant for gross proceeds of $23,000,000 net of share issuance costs of $1,275,000 for net proceeds of $21,725,000. In connection with the financing, the directors, officers and a shareholder of Blue Mountain have agreed to forgive approximately $245,000 of notes payable.

In addition, the Company has entered into an offer to purchase for all of the outstanding common shares of Bolt Energy Ltd. ("Bolt"), on the basis of 0.3125 of a common share of the Company for each Bolt share, resulting in the issuance of 4,030,560 shares of the Company at an ascribed value of $3.00 per common share. The offering is conditional upon shareholder and regulatory approval.

KPMG

Consolidated Financial Statements of

BLUE MOUNTAIN ENERGY LTD.

(Formerly Blue Mountain Resources Ltd.)

Years ended December 31, 2001 and 2000

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of Blue Mountain Energy Ltd. (formerly Blue Mountain Resources Ltd.) as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
January 9, 2002 (except as to note 9 which
is as of July 31, 2002)

BLUE MOUNTAIN ENERGY LTD.

(Formerly Blue Mountain Resources Ltd.)
Consolidated Balance Sheets

December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash	$ 24,316	$ 64,565
Accounts receivable	207	408
Deposits	–	1,500
	24,523	66,473
Mineral properties (note 3)	300,000	300,000
	$ 324,523	$ 366,473
Liabilities, Capital Stock and Deficit		
Current liabilities:		
Accounts payable and accrued liabilities	$ 80,100	$ 76,335
Notes payable (note 5)	483,757	448,089
	563,857	524,424
Capital stock and deficit:		
Capital stock (note 6)	4,028,203	4,028,203
Deficit	(4,267,537)	(4,186,154)
	(239,334)	(157,951)
Future operations (note 1)		
Subsequent events (note 9)		
	$ 324,523	$ 366,473

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(Signed) Randy Pawliw ________ Director

(Signed) Les Kish ________ Director

BLUE MOUNTAIN ENERGY LTD.

(Formerly Blue Mountain Resources Ltd.)
Consolidated Statements of Loss and Deficit

Years ended December 31, 2001 and 2000

	2001	2000
Expenses:		
Interest on notes payable (note 5)	$ 35,668	$ 23,576
Professional	25,379	25,845
General and administration	20,336	74,123
	81,383	123,544
Other:		
Write-off of deferred charges (note 4)	–	1,962,751
Gain on sale of marketable securities	–	(5,978)
Interest income	–	(731)
	–	1,956,042
Net loss	81,383	2,079,586
Deficit, beginning of year	4,186,154	2,106,568
Deficit, end of year	$ 4,267,537	$ 4,186,154
Loss per share (note 9)	$ 0.38	$ 10.19

See accompanying notes to consolidated financial statements.

BLUE MOUNTAIN ENERGY LTD.

(Formerly Blue Mountain Resources Ltd.)
Consolidated Statements of Cash Flows

Years ended December 31, 2001 and 2000

	2001	2000
Cash provided by (used in):		
Operations:		
Cash paid to suppliers	$ (39,624)	$ (78,409)
Interest received	–	731
	(39,624)	(77,678)
Financing:		
Notes payable	–	424,513
Investments:		
Deferred charges (note 4)	–	(435,805)
Proceeds on sale of marketable securities	–	10,478
Mining exploration	(625)	(625)
	(625)	(425,952)
Decrease in cash	(40,249)	(79,117)
Cash, beginning of year	64,565	143,682
Cash, end of year	$ 24,316	$ 64,565

See accompanying notes to consolidated financial statements.

1. Future operations:

These consolidated financial statements have been prepared on the basis of Canadian accounting principles applicable to a company with continuing operations, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. At December 31, 2001, the Company has a working capital deficiency, a deficiency in assets and recurring operating losses. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, reported expenses and the balance sheet classifications used (reference is made to note 9).

2. Significant accounting policies:

The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant policies summarized below:

(a) Basis of presentation:

The consolidated statements include the accounts of the Company and its wholly-owned subsidiary, Fosters Resources (Cyprus) Limited.

(b) Mineral properties:

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area-of-interest basis. These expenditures will be charged against income, through unit-of-production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned or management determines there is an other-than-temporary decline in value, the related costs are charged to operations.

(c) Foreign currency translation:

Foreign currency transactions and balances of the Company are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end rates and non-monetary assets and liabilities are translated at rates prevailing at the transaction dates. Revenues and expenses are translated at the average rate for the year.

2. Significant accounting policies (continued):

(d) *Reclamation costs:*

The Company's activities have primarily focused on exploration directed toward the discovery of mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

(e) Income taxes:

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

(f) Stock based compensation:

No compensation expense is recognized when stock options are granted under the Company's Stock Option Plan described in note 6(c). Consideration received on the exercise of stock options is credited to share capital.

(g) Loss per share:

Loss per share is computed on the basis of the weighted average number of shares outstanding during the year. The exercise of stock options is anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

3. Mineral properties:

During 1998, the Company entered into an agreement, whereby PGE Resources Ltd. ("PGE") transferred a 100% undivided interest in twenty-five mining claims in the Devil Pike area to the Company ("Blue Mountain Claims"), with PGE retaining 100% undivided interest in all remaining claims in the Devil Pike area ("PGE Claims"). The Blue Mountain Claims represent the primary area where the Company conducted exploration and are subject to a 1.5% Net Smelter Royalty in favor of PGE. The Company has an option to purchase once commercial production is achieved, and a right-of-first-refusal in favor of the Company should PGE wish to sell the Net Smelter Royalty. The PGE Claims are subject to a 1.5% Net Smelter Royalty in favor of the Company and have a similar option to purchase, and right-of-first-refusal in favor of PGE.

4. Sudanese oil property activities:

On January 6, 2000, the Company became a 25% shareholder of Melut Petroleum Company Ltd. ("Melut"). On March 12, 2000, Melut entered into a joint venture to explore, develop and produce oil from the Melut Basin in the Republic of Sudan (the "EPSA") with the Government of Sudan, Gulf Petroleum (Sudan) Ltd. and Sudapet Ltd. Shareholders of Melut hold an interest in the EPSA equal to their shareholdings.

In March 2000, following the signing of the EPSA, the Company acquired the interests of three other participants in the Joint Venture, bringing the Company's total interest in the EPSA and Melut to 83.33%. These acquisitions were made by the issuance of an aggregate of 2,100,000 Common Shares of the Company at $0.60 per share for total consideration of $1,260,000, and the repayment of certain costs of the participants to the Joint Venture aggregating $86,456.

The Company was unable to secure financing to develop the property and, consequently, the property was forfeited. Deferred charges and costs associated with the property in the amount of $1,962,751 were written off during 2000.

5. Notes payable:

Notes payable in the amount of $424,513 (2000 - $424,513), plus accrued interest of $59,244 (2000 - $23,576), are due to directors, officers and a shareholder of the Company, are unsecured, due on demand and bear interest at a rate of bank prime plus 2% per annum (reference is made to note 9).

6. Capital stock:

(a) Authorized:

Unlimited number of voting Common Shares.

Unlimited number of voting First Preferred Shares issuable in series, none of which have been issued.

Unlimited number of Second Preferred Shares, issuable in series, voting rights to be determined, none of which have been issued.

(b) Common Shares issued:

	Number of Shares	Amount
Balance, December 31, 1999	8,612,125	$ 2,773,103
Issued to purchase additional oil property interest	2,100,000	1,260,000
Issue costs	–	(4,900)
Balance, December 31, 2000	10,712,125	4,028,203
Share consolidation	(8,034,094)	–
Balance, December 31, 2001	2,678,031	$ 4,028,203

6. Capital stock (continued):

(b) Common Shares issued (continued):

During 2001, the Company consolidated its common shares on a 4:1 basis. All per share amounts have been retroactively adjusted to reflect the consolidation (reference is made to note 9).

(c) Stock option plan:

Under the Company's Stock Option Plan, the Company may grant options to purchase Common Shares up to the maximum number permitted by the Toronto Stock Exchange - Venture to directors, officers and employees. Options are granted at the market price, less permitted discounts on the grant date, vest according to privileges set at the time the option is granted, and must expire no later than five years from the date of grant.

	December 31,			
		2001		2000
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of year	564,000	$ 0.10	1,414,000	$ 0.47
Cancelled or expired	–	–	(850,000)	(0.72)
Option consolidation	(423,000)	–	–	–
Stock options outstanding, end of year	141,000	$ 0.40	564,000	$ 0.10
Stock options exercisable, end of year	70,500	$ 0.40	141,000	$ 0.10

During 2001, the Company consolidated its options on a 4:1 basis.

At December 31, 2001, all 141,000 options outstanding have an exercise price of $0.40 and a weighted average remaining contractual life of 0.4 years.

7. Income taxes:

The provision for income taxes differs from the amount obtained by applying the combined Federal and Provincial income tax rate to net loss. The difference relates to the following items:

	2001	2000
Statutory tax rate:	42.6%	44.6%
Expected recovery	$ (34,670)	$ (927,495)
Benefit of losses not recognized	34,670	927,495
	$ –	$ –

The components of the Company's future income tax asset at December 31, 2001 is as follows:

Capital assets	$ 1,113,250
Valuation allowance	(1,113,250)
Net future income tax asset	$ –

The Company has available, subject to tax authority approval, tax balances of approximately $2,913,000.

8. Financial instruments:

The carrying amounts of financial instruments included in the balance sheet approximate their fair value due to their short-term maturity.

9. Subsequent events

On July 18, 2002, the Company consolidated its common shares on a 1:12.5 basis. All per share amounts have been retroactively adjusted to reflect the consolidation. In addition, the Company completed the issuance of 6,666,667 Series A special warrants for $3.00 per special warrant to non-management subscribers, 750,000 Series A special warrants to management for $3.00 per special warrant and 750,000 Series B special warrants to management for $1.00 per special warrant for gross proceeds of $23,000,000 net of share issuance costs of $1,275,000 for net proceeds of $21,725,000. In connection with the financing, the directors, officers and a shareholder of Blue Mountain have agreed to forgive approximately $245,000 of notes payable.

In addition, the Company has entered into an offer to purchase for all of the outstanding common shares of Bolt Energy Ltd. ("Bolt"), on the basis of 0.3125 of a common share of the Company for each Bolt share, resulting in the issuance of 4,030,560 shares of the Company at an ascribed value of $3.00 per common share. The offering is conditional upon shareholder and regulatory approval.

FOSTERS RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

THOMPSON & THOMPSON
CHARTERED ACCOUNTANTS

300, 340 – 12th Avenue S.W.
Calgary, Alberta T2R 1L5
Telephone (403) 205-4770

AUDITORS' REPORT

To the Shareholders of
Fosters Resources Ltd.

We have audited the consolidated balance sheets of **Fosters Resources Ltd.** as at December 31, 1999 and 1998 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.

THOMPSON & THOMPSON
CHARTERED ACCOUNTANTS

CALGARY, Alberta
March 10, 2000
(Except for Note 9, which is as at March 23, 2000)

FOSTERS RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1999 AND 1998

		1999		1998
ASSETS				
CURRENT				
Cash	$	143,682	$	149,684
Marketable securities		4,500		3,000
Accounts receivable		7,482		243
Deposits		27,903		-
		183,567		152,927
MINERAL PROPERTIES (Note 3)		300,000		599,588
DEFERRED CHARGES (Note 4)		239,457		-
	$	723,024	$	752,515
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	56,489	$	4,300
SHAREHOLDERS' EQUITY				
CAPITAL STOCK (Note 5)		2,773,103		2,509,718
DEFICIT		(2,106,568)		(1,761,503)
		666,535		748,215
	$	723,024	$	752,515

See accompanying notes to consolidated financial statements

APPROVED ON BEHALF OF THE BOARD

Randy Pawliw Director
Randy Pawliw

Robert P. McBean Director
Robert P. McBean

FOSTERS RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
EXPENSES		
Office and administration	$ 25,701	$ 9,114
Professional	13,415	13,929
Transfer agent, company and listing fees	5,646	5,623
Investor communications	3,859	1,152
Amortization	-	173
LOSS BEFORE OTHER ITEMS	48,621	29,991
OTHER ITEMS		
Write-down of mineral properties	300,213	-
Write-down of marketable securities	4,377	6,600
Interest income	(8,146)	(5,714)
	296,444	886
NET LOSS	345,065	30,877
Deficit, beginning of year	1,761,503	1,730,626
DEFICIT, END OF YEAR	$ 2,106,568	$ 1,761,503
LOSS PER SHARE	$ 0.046	$ 0.005

See accompanying notes to consolidated financial statements

FOSTERS RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
OPERATING ACTIVITIES		
Interest received	$ 8,146	$ 5,714
Cash paid to suppliers	(55,160)	(47,898)
Cash used in operating activities	(47,014)	(42,184)
FINANCING ACTIVITIES		
Issuance of share capital, net of expenses	263,385	-
INVESTING ACTIVITIES		
Deposit on oil acquisition	(27,903)	-
Mining exploration, net of government grants	(625)	(4,783)
Deferred charges	(187,968)	-
Mining expenses recovered	-	5,863
Purchase of marketable securities	(5,877)	-
Cash (used in) provided by investing activities	(222,373)	1,080
DECREASE IN CASH	(6,002)	(41,104)
Cash, beginning of year	149,684	190,788
CASH, END OF YEAR	$ 143,682	$ 149,684

See accompanying notes to consolidated financial statements

FOSTERS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

1. **NATURE OF OPERATIONS**

Fosters Resources Ltd. ("the Company") is engaged in the business of mineral exploration and development in Canada, and oil property acquisition and exploration in the Sudan.

The Company is in the process of acquiring and exploring its oil and mineral properties. The ultimate recoverability of the Company's investment in its oil and mineral properties is dependant upon the existence and discovery of economically recoverable oil and mineral reserves, the ability of the Company to obtain necessary financing to complete development of the interests, and upon the ability to attain future profitable production.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a company with continuing operations. Should the Company not be able to meet the objectives described above and have continued operations, certain assets and liability accounts would require adjustment and reclassification.

2. **SUMMARY OF ACCOUNTING POLICIES**

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its 100% owned subsidiary, Fosters Resources (Cyprus) Limited.

b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets such as resource properties (Note 1) and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash

Cash includes bank deposits and term deposits with maturities equal to less than ninety days.

d) Marketable Securities

Marketable securities are recorded at the lower of cost and fair market value.

FOSTERS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

2. **SUMMARY OF ACCOUNTING POLICIES** (Continued)

e) Mineral Properties

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. If an area of interest is abandoned or management determines there is a permanent and significant decline in value, the related costs are charged to operations.

f) Deferred Charges

Costs incurred in the investigation and negotiation of rights to explore for and produce oil and other mineral resources are deferred. In the event such rights are obtained, the costs are capitalized as oil and gas property costs; otherwise, the costs are charged to expenses.

g) Reclamation Costs

The Company's activities have primarily focused on exploration directed toward the discovery of mineral resources. When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

h) Stock Based Compensation

No compensation expense is recognized in respect of stock options granted under the Corporation's Stock Option Plan described in Note 5. Consideration paid on the exercise of stock options is credited to share capital.

i) Loss Per Share

Loss per share is computed on the basis of the weighted average number of shares outstanding during the year. The exercise of stock options is anti-dilutive.

FOSTERS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

3. MINERAL PROPERTIES

		New Brunswick
Balance, December 31, 1997	$	600,668
Mineral exploration		4,783
Mining expenses recovered		(5,863)
Balance, December 31, 1998		599,588
Mineral exploration		625
Write-down of mineral properties		(300,213)
Balance, December 31, 1999	$	300,000

During the year ended December 31, 1998, the Company entered into an agreement, whereby PGE Resources Ltd. transferred a 100% undivided interest in twenty-five mining claims in the Devil Pike area to the Company ("Fosters Claims") with PGE Resources Ltd. retaining a 100% undivided interest in all remaining claims in the Devil Pike area ("PGE Resources Ltd. Claims"). The Fosters Claims represent the primary area where the Company conducted exploration and are subject to a 1.5% Net Smelter Royalty in favour of PGE Resources Ltd., which the Company has an option to purchase once commercial production is achieved and a right of first refusal in favour of the Company should PGE Resources Ltd. wish to sell the Net Smelter Royalty. The PGE Resources Ltd. claims are subject to a 1.5% Net Smelter Royalty in favour of the Company and have a similar option to purchase, and right of first refusal in favour of PGE Resources Ltd. The properties have been written down during the year ended December 31, 1999, to reflect management's best estimate of the recoverable value of these properties, based on current gold market conditions.

4. DEFERRED CHARGES

As at December, 31, 1999, the Company had entered into a letter of intent to participate, through a joint venture (the "Joint Venture"), in which the Company had a 25% interest in negotiations for a concession to explore, develop and produce oil from the Melut Basin in the Republic of Sudan ("the "EPSA"). All costs incurred in investigating and negotiating this agreement have been deferred. Prior to December 31, 1999, the Company had entered into two separate letter agreements pursuant to which the Company had a conditional right to acquire the interests of two additional participants in the Joint Venture, and thereby increase the Company's interest in the Joint Venture to 50%.

FOSTERS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

5. **CAPITAL STOCK**

a) Authorized

Unlimited number of common voting shares
Unlimited number of first preferred voting shares (issuable in series, voting rights to be determined)
Unlimited number of non-voting convertible first preferred shares (issuable in series)
Unlimited number of second preferred shares (issuable in series, voting rights to be determined)

b) Issued

	Common Shares		
	#		$
Balance, December 31, 1997 and December 31, 1998	6,342,125	$	2,509,718
Issued pursuant to a private placement	2,000,000		200,000
Issued on exercise of stock options	270,000		67,500
Issue costs	-		(4,115)
Balance, December 31, 1999	8,612,125	$	2,773,103

c) All of the 2,000,000 common shares issued pursuant to the private placement were issued to directors for proceeds of $ 200,000.

All of the 270,000 common shares issued on the exercise of stock options were issued to directors, or former directors for proceeds of $ 67,500.

d) Warrants

As at December 31, 1999, 1,000,000 (1998 - nil) warrants were outstanding in connection with the shares issued on the private placement. Each warrant allows the holder to purchase one common share at a price of $ 0.15 per share. The warrants expire June 16, 2001.

FOSTERS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

5. **CAPITAL STOCK** (Continued)

e) Outstanding Options

Under the Company's Stock Option Plan, the Company may grant options to purchase common shares up to the maximum number permitted by the CDNX to directors, officers and employees. Options are exercisable at the market price of the shares, less permitted discounts on the grant date, vest according to privileges set at the time the option is granted, and must expire no later than five years from the date of grant.

At December 31, 1999 and 1998, the Company had the following outstanding stock options issued to directors and officers, pursuant to the employee stock option plan:

	1999		1998	
Expiry Date	Number of Shares	Price	Number of Shares	Price
July 14, 2000	50,000	$ 0.25	120,000	$ 0.25
September 3, 2001	-	0.25	200,000	0.25
June 29, 2004	564,000	0.10	-	-
November 23, 2004	800,000	0.75	-	-
	1,414,000		320,000	

During the year ended December 31, 1998, 50,000 of the options outstanding at December 31, 1997 (of which 20,000 were exercisable at $ 0.56, and 30,000 were exercisable at $ 0.50) expired without being exercised and another 30,000 (which were exercisable at $ 0.25) were cancelled at no cost to the Company.

At December 31, 1999, 1,414,000 (1998 – 320,000) options with a weighted average exercise price of $ 0.49 (1998 - $ 0.25) were exercisable.

During the year ended December 31, 1999, 270,000 options were exercised at a price of $ 0.25 per share, for proceeds of $ 67,500.

f) Shares Reserved

The Company has 2,100,000 shares reserved for the purchase of an additional interest in the Joint Venture as described in Note 9.

FOSTERS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

6. RELATED PARTY TRANSACTIONS

a) During the year ended December 31, 1998, the Company was charged $ 3,381 for project management services and third party charges related to the New Brunswick mineral properties by two companies of which a director of the Company is a shareholder and employee.

b) During the year ended December 31, 1999, the Company was charged $ 3,000 for administrative services (1998 - $ 2,300) by a former director and an officer.

c) The Company's short-term deposits and marketable securities are managed by a company, a shareholder of which is a former director and officer of the Company.

7. INCOME TAXES

a) The Company has incurred losses for income tax purposes of approximately $ 253,000, the related benefit of which has not been recognized in the financial statements. Unless sufficient taxable income is earned in future years, these losses will expire as follows:

2000	$	14,000
2001		24,000
2002		32,000
2003		33,000
2004		72,000
2005		34,000
2006		44,000
	$	253,000

b) The Company has available the following approximate amounts which may be deducted at the annual rates indicated in determining taxable income of future years:

		Amount	Rate
Canadian exploration expenses	$	894,000	100%
Canadian development expenses	$	37,000	30%
Foreign exploration and development expenses	$	239,000	10%

FOSTERS RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

8. FINANCIAL INSTRUMENTS

The Company's exposure to financial instruments consists solely of financial assets and liabilities included in the balance sheet.

Their fair values approximate their carrying amount as a result of the short-term nature of the instruments.

9. SUBSEQUENT EVENTS

a) Subsequent to December 31, 1999, the Company entered into a letter agreement pursuant to which the Company had a conditional right to acquire the interest of an additional participant in the Joint Venture (Note 4), and thereby increase the Company's interest in the Joint Venture by an additional 33-1/3%.

On January 6, 2000, the Company became a 25% shareholder of Melut Petroleum Company Ltd. ("Melut Petroleum") which was previously incorporated to participate in the EPSA (Note 4). The participants in the Joint Venture hold shares in Melut Petroleum in proportion to their respective interests in the Joint Venture.

On March 12, 2000, Melut Petroleum entered into the EPSA with the Government of Sudan, Gulf Petroleum (Sudan) Ltd. and Sudapet Ltd.

In March 2000, following the signing of the EPSA, the Company acquired, pursuant to the letter agreements it had previously signed, the interests of three other participants in the Joint Venture, bringing the Company's total interest in the Joint Venture and Melut Petroleum to 83.33%. These acquisitions were made by the issuance of an aggregate of 2,100,000 common shares of the Company, and the repayment of certain costs of the participants to the Joint Venture aggregating $ 86,456.

Under the terms of the EPSA, the Company is committed to their 83.33% of future exploration costs of U.S. $ 31,250,000 over three years; and rentals, signing bonus, scholarship fund, and a social development fund, totalling U.S. $ 1,271,500. The Company is also responsible for their 83.33% of a letter of credit for U.S. $ 4,000,000. In addition, carried interests of 4% of the Joint Venture have been granted to certain key facilitators, 1.5% of which were granted to a director and a former director of the Company.

b) The Company issued an offering memorandum on March 23, 2000 to sell a maximum of 20,000,000 special warrants at a price of $ 0.75 per warrant. These warrants are being offered pursuant to an agency agreement and are estimated to raise net proceeds to the Company, after commissions and offering expenses, of $ 13,900,000 if the maximum amount is achieved. Each warrant will entitle the holder thereof to acquire one common share of the Company on or before the date which is eighteen months from the date of closing of the offering. The exercise price of the purchase warrants will be $ 1.00, if exercised on or prior to February 9, 2001 and $ 1.40 thereafter.

SCHEDULE "B"

FINANCIAL STATEMENTS OF BOLT

BOLT ENERGY LTD.
CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2002 AND 2001 (UNAUDITED)

	2002 $	2001 $
Assets		
Current assets		
Accounts receivable	1,096,346	1,699,603
Prepaids	88,262	58,585
	1,184,608	1,758,188
Property, plant and equipment	13,066,744	9,763,881
	14,251,352	11,522,069
Liabilities		
Current liabilities		
Bank indebtedness	486,860	-
Accounts payable and accrued liabilities	1,636,810	1,297,068
Short term debt	1,300,000	985,171
	3,423,670	2,282,239
Site reclamation and abandonment	114,296	86,199
Future income taxes	3,190,776	1,325,245
	3,305,072	1,411,444
Shareholders' Equity		
Capital stock	6,609,439	5,733,568
Retained earnings	913,171	2,094,818
	7,522,610	7,828,386
	14,251,352	11,522,069

Approved by the Board of Directors

(signed) *Warren Steckley*, Director (signed) *Raymond Chiarastella*, Director

BOLT ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND RETAINED EARNINGS (DEFICIT)
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001 (UNAUDITED)

	2002 $	2001 $
Revenue		
Oil and gas sales	1,216,659	3,584,069
Royalties	(258,781)	(263,171)
	957,878	3,320,898
Other income	15,403	36,836
	973,281	3,357,734
Expenses		
Production - oil and gas	268,868	307,148
General and administrative	174,490	164,089
Interest expense	9,006	40,734
Depletion, depreciation and amortization	600,000	310,000
	1,052,364	821,971
Net income (loss) before taxes	(79,083)	2,535,763
Provision for income taxes		
Future	250,000	125,000
Net income for the period	(329,083)	2,410,763
Retained earnings (deficit) - beginning of year	1,247,577	(315,945)
Redemption of shares	(5,323)	-
Retained earnings (deficit) - end of period	913,171	2,094,818

BOLT ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001 (UNAUDITED)

	2002 $	2001 $
Cash provided by (used in)		
Operating activities		
Net Income (loss) for the period	(329,083)	2,410,763
Items not affecting cash		
Depletion, depreciation and amortization	600,000	310,000
Future income taxes	250,000	125,000
Cash flow from operations	520,917	2,845,763
Increase (decrease) in non-cash working capital	1,106,195	(1,173,126)
	1,627,112	1,672,637
Financing activities		
Repurchase of common shares	(5,323)	-
Investing activities		
Purchase of fixed assets	(1,884,028)	(120,566)
Increase (decrease) in cash	(262,239)	1,552,071
(Bank indebtedness) cash - beginning of year	(224,621)	(2,537,242)
(Bank indebtedness) cash - end of period	(486,860)	(985,171)

BOLT ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001 (UNAUDITED)

1. **Basis of Presentation**

Management has prepared these financial statements in accordance with Canadian generally accepted accounting principles, which is consistent with presentation and disclosure in the most recent audited financial statements dated December 31, 2001.

2. **Property Acquisition**

On March 1, 2002 the Corporation acquired an asset in the Peace River Arch area of Alberta for $415,000 which included four shut-in gas wells, 7,680 net acres of land, 85 km of seismic and production facilities.

Bolt Energy Ltd.

Consolidated Financial Statements
December 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
425 1st Street SW
Suite 1200
Calgary Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 1, 2002

Auditors' Report

To the Shareholders of
Bolt Energy Ltd.

We have audited the consolidated balance sheets of **Bolt Energy Ltd.** as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Bolt Energy Ltd.

Consolidated Balance Sheets

As at December 31, 2001 and 2000

	2001 $	2000 $
Assets		
Current assets		
Accounts receivable	770,174	1,057,277
Prepaids	99,002	58,585
	869,176	1,115,862
Property, plant and equipment (note 2)	11,782,716	9,943,315
	12,651,892	11,059,177
Liabilities		
Current liabilities		
Bank indebtedness (note 3)	224,621	2,537,242
Accounts payable and accrued liabilities	1,515,183	1,827,868
	1,739,804	4,365,110
Site reclamation and abandonment	114,296	76,199
Future taxes (note 4)	2,940,776	1,200,245
	4,794,876	5,641,554
Shareholders' Equity		
Capital stock (note 5)	6,609,439	5,733,568
Retained earnings (deficit)	1,247,577	(315,945)
	7,857,016	5,417,623
	12,651,892	11,059,177

Commitments (note 7)

Approved by the Board of Directors

(Signed) Warren Steckley Director

(Signed) Raymond Chiarastella Director

Bolt Energy Ltd.

Consolidated Statements of Operations and Retained Earnings (Deficit)

For the years ended December 31, 2001 and 2000

	2001 $	2000 $
Revenue		
Oil and gas sales	8,852,599	5,811,735
Royalties	(1,425,289)	(808,672)
	7,427,310	5,003,063
Other income	74,888	184,776
	7,502,198	5,187,839
Expenses		
Production – oil and gas	1,302,181	1,247,635
General and administrative	852,074	644,190
Interest expense	79,937	27,969
Depletion and depreciation	2,530,717	946,767
	4,764,909	2,866,561
Net income before taxes	2,737,289	2,321,278
Provision for income taxes		
Future (note 4)	1,045,000	985,000
Net income for the year	1,692,289	1,336,278
Deficit – Beginning of year	(315,945)	(1,652,223)
Redemption of shares (note 5)	(128,767)	-
Retained earnings (deficit) – End of year	1,247,577	(315,945)

Bolt Energy Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2001 and 2000

	2001 $	2000 $
Cash provided by (used in)		
Operating activities		
Net income for the year	1,692,289	1,336,278
Items not affecting cash		
Depletion and depreciation	2,530,717	946,767
Future income tax	1,045,000	985,000
	5,268,006	3,268,045
Change in non-cash working capital	(65,999)	452,257
	5,202,007	3,720,302
Financing activities		
Repurchase of common shares	(359,377)	(82,015)
Issue of common shares (note 5)	1,802,012	70,000
	1,442,635	(12,015)
Investing activities		
Purchase of fixed assets	(4,332,021)	(7,920,929)
Increase (decrease) in cash	2,312,621	(4,212,642)
(Bank indebtedness) cash – Beginning of year	(2,537,242)	1,675,400
Bank indebtedness – End of year	(224,621)	(2,537,242)
Supplemental information		
Interest paid	79,937	27,969

1 Significant accounting policies

a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Bolt Energy America Inc., which is inactive.

b) Petroleum and natural gas properties

The Company follows the Canadian full-cost method of accounting for oil and gas operations whereby all exploration and development expenditures are capitalized by country. Such expenditures include and acquisition costs, geological and geophysical expenses, carrying charges for unproved properties, costs of drilling both productive and non-productive wells, gathering and production facilities, and financing and administrative costs directly related to capital projects. Proceeds from sales of oil and gas properties are recorded as reductions of capitalized costs, unless the country's depreciation and depletion rate would change by a factor of 20% or more, whereupon gains or losses are recognized in income. Maintenance and repair costs are expensed as incurred, while improvements and major renovations to assets are capitalized.

Costs accumulated in a producing country, including provision for necessary future development expenditures, are depreciated and depleted using the unit-of-production method based upon estimated proved reserves before provision for royalties, with gas converted to equivalent barrels of oil on an approximate energy equivalent basis.

Capitalized costs of oil and gas are subject to a year-end ceiling test evaluation. Costs accumulated in each country are limited to the unescalated and undiscounted estimate of future net revenues from production or proved reserves, plus the lower of cost or estimated fair value of unproved properties. Future net revenues are determined after provision for royalties, direct operating costs, development expenditures and the cost of site restoration. In addition, costs accumulated in all countries are evaluated on a consolidated basis after consideration of future interest expense, administrative costs and income taxes attributable to those operations. Year end costs and prices are used, except during periods of rapid fluctuations when more representative average prices may be used.

c) Measurement uncertainty

Amounts recorded for depreciation, depletion and amortization and amounts used for ceiling test calculations, are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. The Company's reserve estimates are reviewed annually by independent engineering firms. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements in future periods could be material.

d) Revenue recognition

Revenues associated with the sales of natural gas, natural gas liquids and crude oil owned by the Company are recognized when title passes from the Company to the customer.

e) **Joint ventures**

Substantially all petroleum and natural gas activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

f) **Future site restoration**

The estimated costs for future site restorations and abandonments, net of expected recoveries, are provided for on a unit-of-production basis. Estimates are based on costs and regulations in effect at year-end. The annual charge is included in the statement of income and the related accumulated provision is shown as a non-current liability. Removal and site restoration expenditures are charged to the accumulated provision account as incurred.

g) **Stock-based compensation**

No compensation costs have been recognized in the financial statements for stock options granted to employees and directors.

h) **Cash and cash equivalents**

Cash and cash equivalents include short-term investments with a maturity of three months or less when purchased.

i) **Foreign currency translation**

The financial statements of the United States subsidiary, accounted for as an integrated operation, have been translated into Canadian dollars using the temporal method as follows:

i) Monetary items – at the exchange rate at the end of the year;

ii) Non-monetary items – at the approximate rate of exchange at the time the transaction occurred;

iii) Revenues and expenses – at the average rate of exchange for the year, except for items relating to the balance sheet accounts which are translated at historical exchange rates.

Any resulting foreign exchange gains or losses have been reflected in the statement of income.

j) **Financial instruments**

The Company's financial instruments included in the consolidated balance sheet are comprised of accounts receivable, bank indebtedness, and accounts payable and accrued liabilities.

i) **Fair value of financial assets and liabilities**

The fair market value of financial instruments that are included in the consolidated balance sheet approximate their carrying value due to the short-term nature of those instruments.

ii) **Credit risk**

An outstanding portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

iii) **Interest rate risk**

The Company's liabilities include certain operating loans that are subject to fluctuations in interest rates.

k) **Income taxes**

Effective January 1, 2000, the Company adopted, retroactively without restating prior year, the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants (CICA). Under the liability method, the Company records future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability. Accumulated future income tax balances are adjusted to reflect substantively enacted income tax rates. The adoption of the new handbook section has not resulted in any change to the financial statements.

l) **Earnings per share**

Basic earnings per share are calculated using the weighted average number of common shares outstanding. Diluted earnings per share are calculated under the assumption that all options and escrowed shares had been outstanding from the beginning of the period or their issue date using the treasury method.

2 Property, plant and equipment

	2001			2000
	Cost $	Accumulated depreciation and depletion $	Net $	Net $
Oil and gas properties	16,422,220	4,683,127	11,739,093	9,900,260
Other assets	64,518	20,895	43,623	43,055
	16,486,738	4,704,022	11,782,716	9,943,315

The Company has not capitalized general and administrative costs during the year (2000 – $Nil).

At December 31, 2001, $2,059,000 (2000 – $960,000) of undeveloped land costs were excluded from the depletable cost base.

3 Bank indebtedness

Bank indebtedness consists of a commercial revolving loan and an overdraft account that is collateralized by a general security agreement and a floating charge debenture on the assets of the Company and bear interest at rates from prime to prime plus 0.50% and are due on demand.

4 Income taxes

On January 1, 2000, the Company implemented the recommendation of the CICA Handbook Section 3465, Accounting for Income Taxes, which requires the use of the liability method as discussed in note 1. Prior to adoption of the new recommendations, income tax expenses were determined using the deferral method of tax allocation. This new accounting policy was applied retroactively without restating prior years.

Temporary differences which give rise to the following future income taxes liability as at December 31 are as follows:

	2001 $
Future income taxes liability	
Net book value in excess of undepreciated capital cost	2,243,568
Qualifying exploratory expenditures renounced in excess of funds spent	775,240
Site restoration provision	(12,277)
Share issue costs	(65,755)
Long-term future income tax liability	2,940,776

The reconciliation of the Company' effective income tax rate as follows:

	2001 $	2000 $
Effective Canadian tax rate	42.97%	44.62%
Computed "expected" tax	1,176,213	1,035,754
Increase (decrease) in taxes resulting from		
Non-deductible crown charges	862,000	421,912
Non-deductible depletion and depreciation	8,376	4,825
Resource allowances	(642,923)	(397,790)
Alberta royalty tax credit not tax affected	(260,328)	(76,466)
Income tax rate changes	(104,177)	-
Other	5,839	(2,652)
	1,045,000	985,583
US income not tax affected	-	(583)
	1,045,000	985,000

At December 31, 2001, the Company has Canadian income tax deductions related to petroleum and natural gas assets of approximately $6,541,999 (2000 – $7,166,470).

5 Capital stock

a) The Company has authorized:

i) Unlimited Common Shares with no par value

ii) Unlimited Class A Preferred Shares

iii) Unlimited Class B Preferred Shares

b) Outstanding common shares

	Number of shares	Amount $
Balance – December 31, 1999	11,107,000	5,745,583
Issued during the year	87,500	70,000
Repurchased during the year	(194,500)	(82,015)
Balance – December 31, 2000	11,000,000	5,733,568
Issued during the year pursuant to flow through agreements (net of tax)	2,004,791	1,026,293
Issued during the year pursuant to stock option agreements	335,000	189,000
Repurchased during the year	(441,500)	(230,610)
Share issue costs (net of tax)	-	(108,812)
Balance – December 31, 2001	12,898,291	6,609,439

During the year, the Company issued 2,004,791 shares under flow through agreements whereby future tax deductions were transferred to the purchasers of the shares. Future taxes of $778,019 were offset against the proceeds from this issue.

c) Stock options

The Company has established a stock option plan pursuant to which 1,665,000 Common Shares (on a non-diluted basis) are available for the granting of incentive stock options. Pursuant to the plan, the exercise price for the option cannot be less than the market price of the Common Shares on the day the option is granted. An option must be exercised within a period of five years from the day the option it granted. The vesting period or periods within this five year period during which an option, or portion thereof, may be exercised by a participant shall be determined by the Board.

	Number of Shares	Range of Exercise Prices $	Average Exercise Price $
Balance December 31, 1999	1,115,000	0.25 – 0.60	0.42
Granted	175,000	0.60 – 0.85	0.75
Balance December 31, 2000	1,290,000	0.25 – 0.85	0.47
Granted	750,000	0.60 – 1.10	0.90
Exercised	(335,000)	0.50 – 0.80	0.56
Expired / Surrendered	(425,000)	0.30 – 0.85	0.41
Balance December 31, 2001	1,280,000	0.30 – 1.10	0.71

The following table sets forth information about stock options outstanding as at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Options	Weighted Average Exercise Price $	Weighted Average Contractual Life (years)	Options Exercisable	Weighted Average Exercise Price $
$0.25	70,000	0.25	2.33	70,000	0.25
$0.30	245,000	0.30	0.38	245,000	0.30
$0.60	230,000	0.60	3.10	155,000	0.60
$0.80 - $0.90	460,000	0.82	4.67	296,250	0.82
$1.10	275,000	1.10	4.62	275,000	1.10
	1,280,000	0.71	3.43	1,041,250	0.70

d) Normal course issuer bid

During the last quarter of 2000, the Company announced its intention to make a normal course issuer bid to repurchase for cancellation up to 765,500 of its 11,000,000 Commons Shares, issued and outstanding. During the year ended December 31, 2001, the Company repurchased 441,500 shares for $359,377 (2000 – 194,500 shares for $82,015). Share capital was reduced by the average cost of the shares with the excess being a change to retained earnings.

6 Earnings per share

	December 31, 2001 $	December 31, 2000 $
Basic earnings per Common Share	0.15	0.12
Fully diluted earnings per Common Share	0.15	0.12

The earnings per share figures are calculated using the weighted average number of Common Shares outstanding during the respective fiscal periods. For purposes of the basic earnings per Common Share, the weighted average number of Common Shares was 11,107,772 (December 31, 2000 – 10,941,833).

Diluted earnings per common share includes all dilutive factors.

7 Commitments

As at December 31, 2001, the Company had operating lease commitments of $224,408. Required annual payments are as follows:

2002	65,173
2003	65,173
2004	65,173
2005	26,889
2006	-

PricewaterhouseCoopers

Bolt Energy Ltd.

Consolidated Financial Statements
December 31, 2000 and 1999

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
425 1st Street SW
Suite 1200
Calgary Alberta
Canada T2P 3V7
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

February 28, 2001

Auditors' Report

To the Shareholders of
Bolt Energy Ltd.

We have audited the consolidated balance sheets of **Bolt Energy Ltd.** as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Bolt Energy Ltd.

Consolidated Balance Sheets

As at December 31, 2000 and 1999

	2000 $	1999 $
Assets		
Current assets		
Cash	-	1,675,400
Accounts receivable	1,057,277	509,315
Prepaids	58,585	9,390
	1,115,862	2,194,105
Property, plant and equipment (note 2)	9,943,315	2,951,375
	11,059,177	5,145,480
Liabilities		
Current liabilities		
Bank indebtedness (note 3)	2,537,242	-
Accounts payable and accrued liabilities	1,827,868	778,454
	4,365,110	778,454
Site reclamation and abandonment	76,199	58,421
Future taxes (note 4)	1,200,245	215,245
	5,641,554	1,052,120
Shareholders' Equity		
Capital stock (note 5)	5,733,568	5,745,583
Deficit	(315,945)	(1,652,223)
	5,417,623	4,093,360
	11,059,177	5,145,480

Approved by the Board of Directors

(Signed) Warren Steckley Director (Signed) Raymond Chiarastella Director

Bolt Energy Ltd.

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2000 and 1999

	2000 $	1999 $
Revenue		
Oil and gas sales	5,811,735	1,787,772
Royalties	(808,672)	(251,748)
	5,003,063	1,536,024
Other income	184,776	333,632
	5,187,839	1,869,656
Expenses		
Production – oil and gas	1,247,635	493,283
General and administrative	635,312	513,283
Interest expense	36,847	21,278
Depletion and depreciation	946,767	247,711
Loss on sale of assets (note 2)	-	1,385,002
	2,866,561	2,660,557
Net income (loss) before tax	2,321,278	(790,901)
Future income tax expense (note 4)	(985,000)	(215,245)
Net income (loss) for the year	1,336,278	(1,006,146)
Deficit – Beginning of year	(1,652,223)	(646,077)
Deficit – End of year	(315,945)	(1,652,223)

Bolt Energy Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2000 and 1999

	2000 $	1999 $
Cash provided by (used in)		
Operating activities		
Net income (loss) for the year	1,336,278	(1,006,146)
Items not affecting cash		
Depletion and depreciation	946,767	247,711
Future income tax	985,000	215,245
Loss on sale of assets	-	1,385,002
	3,268,045	841,812
Increase (decrease) in non-cash working capital	452,257	(213,571)
	3,720,302	628,241
Financing activities		
Repurchase of common shares	(82,015)	(32,546)
Issue of common shares	70,000	-
	(12,015)	(32,546)
Investing activities		
Purchase of fixed assets	(7,920,929)	(1,521,670)
Proceeds on sale of assets	-	1,432,909
	(7,920,929)	(88,761)
(Decrease) increase in cash	(4,212,642)	506,934
Cash – Beginning of year	1,675,400	1,168,466
(Bank indebtedness) cash – End of year	(2,537,242)	1,675,400
Supplemental information		
Interest paid	36,847	21,278

1 Significant accounting policies

a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Bolt Energy America Inc.

b) Petroleum and natural gas properties

The Company follows the Canadian full-cost method of accounting for oil and gas operations whereby all exploration and development expenditures are capitalized by country. Such expenditures include and acquisition costs, geological and geophysical expenses, carrying charges for unproved properties, costs of drilling both productive and non-productive wells, gathering and production facilities, and financing and administrative costs directly related to capital projects. Proceeds from sales of oil and gas properties are recorded as reductions of capitalized costs, unless the country's depreciation and depletion rate would change by a factor of 20% or more, whereupon gains or losses are recognized in income. Maintenance and repair costs are expensed as incurred, while improvements and major renovations to assets are capitalized.

Costs accumulated in a producing country, including provision for necessary future development expenditures, are depreciated and depleted using the unit-of-production method based upon estimated proved reserves before provision for royalties, with gas converted to equivalent barrels of oil on an approximate energy equivalent basis.

Capitalized costs of oil and gas are subject to a year-end ceiling test evaluation. Costs accumulated in each country are limited to the unescalated and undiscounted estimate of future net revenues from production or proved reserves, plus the lower of cost or estimated fair value of unproved properties. Future net revenues are determined after provision for royalties, direct operating costs, development expenditures and the cost of site restoration. In addition, costs accumulated in all countries are evaluated on a consolidated basis after consideration of future interest expense, administrative costs and income taxes attributable to those operations. Year end costs and prices are used, except during periods of rapid fluctuations when more representative average prices may be used.

c) Measurement uncertainty

Amounts recorded for depreciation, depletion and amortization and amounts used for ceiling test calculations, are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. The Company's reserve estimates are reviewed annually by independent engineering firms. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of the financial statements in future periods could be material.

d) Revenue recognition

Revenues associated with the sales of natural gas, natural gas liquids and crude oil owned by the Company are recognized when title passes from the Company to the customer.

e) **Joint ventures**

Substantially all petroleum and natural gas activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

f) **Future site restoration**

The estimated costs for future site restorations and abandonments, net of expected recoveries, are provided for on a unit-of-production basis. Estimates are based on costs and regulations in effect at year-end. The annual charge is included in the statement of income and the related accumulated provision is shown as a non-current liability. Removal and site restoration expenditures are charged to the accumulated provision account as incurred.

g) **Stock-based compensation**

No compensation costs have been recognized in the financial statements for stock options granted to employees and directors.

h) **Cash and cash equivalents**

Cash and cash equivalents include short-term investments with a maturity of three months or less when purchased.

i) ***Foreign currency translation***

The financial statements of the United States subsidiary, accounted for as an integrated operation, have been translated into Canadian dollars using the temporal method as follows:

i) Monetary items – at the exchange rate at the end of the year;

ii) Non-monetary items – at the approximate rate of exchange at the time the transaction occurred;

iii) Revenues and expenses – at the average rate of exchange for the year, except for items relating to the balance sheet accounts which are translated at historical exchange rates.

Any resulting foreign exchange gains or losses have been reflected in the statement of income.

j) **Financial instruments**

The Company's financial instruments included in the consolidated balance sheet are comprised of cash, accounts receivable and current liabilities.

i) **Fair value of financial assets and liabilities**

The fair market value of financial instruments that are included in the consolidated balance sheet approximate their carrying value due to the short-term nature of those instruments.

ii) **Credit risk**

An outstanding portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

iii) **Interest rate risk**

The Company's liabilities include certain operating loans that are subject to fluctuations in interest rates.

k) **Income taxes**

Effective January 1, 2000, the Company adopted, retroactively without restating prior year, the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants (CICA). Under the liability method, the Company records future income taxes for the effect of any difference between the accounting and income tax basis of an asset or liability. Accumulated future income tax balances are adjusted to reflect substantively enacted income tax rates. The adoption of the new handbook section has not resulted in any change to the financial statements.

l) **Earnings per share**

Basic earnings per share are calculated using the weighted average number of common shares outstanding. Diluted earnings per share are calculated under the assumption that all options and escrowed shares had been outstanding from the beginning of the period or their issue date using the treasury method.

2 Property, plant and equipment

			2000	1999
	Cost $	Accumulated depreciation and depletion $	Net $	Net $
Oil and gas properties	12,175,387	2,275,127	9,900,260	2,939,085
Other assets	53,033	9,978	43,055	12,290
	12,228,420	2,285,105	9,943,315	2,951,375

During 1999, the Company sold all of the oil and gas assets in the United States for total proceeds of $1,432,909. As a result of this significant disposal, a loss of $1,385,002 was recognized during the year.

The Company has not capitalized general and administrative costs during the year (1999 – $Nil).

At December 31, 2000, $960,000 (1999 – $575,000) of undeveloped land costs were excluded from the depletable cost base.

3 Bank indebtedness

Bank indebtedness consists of a commercial revolving loan and an overdraft account that is collateralized by a general security agreement of certain assets of the Company and bear interest at rates from prime to prime plus 0.50% and are due on demand.

4 Income taxes

On January 1, 2000, the Company implemented the recommendation of the CICA Handbook Section 3465, Accounting for Income Taxes, which requires the use of the liability method as discussed in note 1. Prior to adoption of the new recommendations, income tax expenses were determined using the deferral method of tax allocation. This new accounting policy was applied retroactively without restating prior years.

Temporary differences which give rise to the following future income taxes liability as at December 31 are as follows:

	$
Future income taxes liability	
Capital assets	1,252,415
Site restoration provision	(25,504)
Share issue costs	(26,666)
Long-term future income tax liability	1,200,245

The reconciliation of the Company' effective income tax rate as follows:

	2000 $	1999 $
Effective Canadian tax rate	44.62%	44.62%
Computed "expected" tax	1,035,754	(352,900)
Increase (decrease) in taxes resulting from		
Accounting losses not tax affected	-	617,988
Non-deductible crown charges	421,912	157,816
Non-deductible depletion and depreciation	4,825	5,064
Resource allowances	(397,790)	(86,478)
Non-taxable foreign exchange conversion	-	(88,288)
Alberta royalty tax credit not tax affected	(76,466)	(53,163)
Other	(2,652)	3,573
	985,583	203,612
US income not tax affected	(583)	11,633
	985,000	215,245

At December 31, 2000, the Company has Canadian income tax deductions related to petroleum and natural gas assets of approximately $7,166,470 (1999 – $2,329,000) and $nil (1999 – $nil) of available US deductions.

5 Capital stock

a) The Company has authorized:

i) Unlimited Common Shares with no par value

ii) Unlimited Class A Preferred Shares

iii) Unlimited Class B Preferred Shares

b) Outstanding common shares

	Number of shares	Amount $
Balance – December 31, 1998	11,190,000	5,778,129
Repurchased during the year	(83,000)	(32,546)
Balance – December 31, 1999	11,107,000	5,745,583
Issued during the year	87,500	70,000
Repurchased during the year	(194,500)	(82,015)
Balance – December 31, 2000	11,000,000	5,733,568

c) Stock options

The Company has established a stock option plan pursuant to which 2,000,000 common shares (on a non-diluted basis) are available for the granting of incentive stock options. Pursuant to the plan, the exercise price for the option cannot be less than the market price of the common shares on the day the option is granted. An option must be exercised within a period of five years from the day the option it granted. The vesting period or periods within this five year period during which an option, or portion thereof, may be exercised by a Participant shall be determined by the Board.

	Number of Shares	Range of Exercise Prices $	Average Exercise Price $
Balance December 31, 1998	1,115,000	0.30 – 0.60	0.44
Granted	70,000	0.25	0.25
Cancelled	(70,000)	0.60	0.60
Balance December 31, 1999	(215,000)	0.25 – 0.60	0.42
Granted	175,000	0.60 – 0.85	0.75
Balance December 31, 2000	1,290,000	0.25 – 0.85	0.47

The following table sets forth information about stock options outstanding as at December 31, 2000.

	Options Outstanding			Options Exercisable	
Range of Exercise Price	**Number of Options**	**Weighted Average Price $**	**Remaining Contractual Life (years)**	**Options Exercisable**	**Weighted Average Price $**
$0.30 - $0.50	620,000	0.44	0.85	620,000	0.44
$0.30 - $0.60	305,000	0.44	1.25	305,000	0.44
$0.30	80,000	0.30	1.65	80,000	0.30
$0.60	20,000	0.60	1.85	20,000	0.60
$0.60	20,000	0.60	2.70	13,333	0.60
$0.25	70,000	0.60	3.33	52,500	0.60
$0.85	20,000	0.85	4.47	5,000	0.85
$0.60	50,000	0.60	4.72	0	0.60
$0.80	105,000	0.80	4.97	105,000	0.80
	1,290,000	0.47	2.23	1,200,833	0.46

d) Normal course issuer bid

During the last quarter of 2000, the Company announced its intention to make a normal course issuer bid to repurchase for cancellation up to 765,500 of its 11,000,000 commons shares, issued and outstanding. The bid is to counter current and potential dilution of the common shares under the stock option plan.

6 Earnings per share

	December 31, 2000 $	December 31, 1999 $
Basic earnings per common share	0.12	(0.09)
Fully diluted earnings per common share	0.12	(0.09)

The earnings per share figures are calculated using the weighted average number of common shares outstanding during the respective fiscal periods. For purposes of the basic earnings per common share, the weighted average number of common shares was 10,941,833 (December 31, 2000 – 11,178,176).

Diluted earnings per common share includes all dilutive factors.

SCHEDULE "C"

PRO FORMA FINANCIAL STATEMENTS

KPMG

Unaudited Pro Forma Consolidated Financial Statements of

BLUE MOUNTAIN ENERGY LTD.

Three months ended March 31, 2002 and
year ended December 31, 2001

COMPILATION REPORT

To the Board of Directors of Blue Mountain Energy Ltd.

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of Blue Mountain Energy Ltd. as at March 31, 2002 and the unaudited pro forma consolidated statement of operations for the three months ended March 31, 2002 and the year ended December 31, 2001. These pro forma consolidated financial statements have been prepared for inclusion in the offer to purchase dated July 31, 2002 relating to the acquisition of all of the outstanding common shares of Bolt Energy Ltd.

In our opinion, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations have been properly compiled to give effect to the proposed transactions and assumptions described in note 2 thereto.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
July 31, 2002

BLUE MOUNTAIN ENERGY LTD.

Pro Forma Consolidated Balance Sheet

March 31, 2002
(Unaudited)

	Blue Mountain Energy Ltd.	Bolt Energy Ltd.	Adjustments	Note 2	Pro Forma consolidated
Assets					
Current assets:					
Cash	$ 10,885	$ –	$ 21,725,000	(c)	$ 21,249,025
Accounts receivable	881	1,096,346	(486,860)	(e)	1,097,227
Prepaids	–	88,262	–		88,262
	11,766	1,184,608	21,238,140		22,434,514
Property, plant and equipment	–	13,066,744	7,605,928	(b)	20,672,672
Mineral properties	300,000	–	–		300,000
	$ 311,766	$ 14,251,352	$ 28,844,068		$ 43,407,186
Liabilities and Shareholders' Equity					
Current liabilities:					
Bank indebtedness	$ –	$ 486,860	$ (486,860)	(e)	$ –
Accounts payable and accrued liabilities	73,542	1,636,810	350,000	(d)	2,060,352
Short term debt	–	1,300,000	–		1,300,000
Notes payable	492,674	–	(245,000)	(c)	247,674
	566,216	3,423,670	(381,860)		3,608,026
Site reclamation and abandonment	–	114,296	(114,296)	(b)	–
Future income taxes	–	3,190,776	2,801,154	(b)	5,991,930
	566,216	6,728,742	2,304,998		9,599,956
Shareholders' Equity					
Share capital	4,028,203	6,609,439	(6,609,439)	(a)	38,089,883
			12,091,680	(a)	
			21,725,000	(c)	
			245,000	(c)	
Retained earnings (deficit)	(4,282,653)	913,171	(913,171)	(a)	(4,282,653)
	(254,450)	7,522,610	26,539,070		33,807,230
	$ 311,766	$ 14,251,352	$ 28,844,068		$ 43,407,186

See accompanying notes to pro forma consolidated financial statements.

BLUE MOUNTAIN ENERGY LTD.

Pro Forma Consolidated Statement of Operations

Three months ended March 31, 2002
(Unaudited)

	Blue Mountain Energy Ltd.	Bolt Energy Ltd.	Adjustments	Note 2	Pro Forma consolidated
Revenue:					
Oil and gas sales	$ –	$ 1,216,659	$ –		$ 1,216,659
Royalties	–	(258,781)	–		(258,781)
Other	–	15,403	–		15,403
	–	973,281	–		973,281
Expenses:					
Production	–	268,868	–		268,868
General and administrative	6,199	174,490	–		180,689
Interest	8,917	9,006	–		17,923
Depletion and depreciation	–	600,000	350,000	(f)	950,000
	15,116	1,052,364	350,000		1,417,480
Loss before income taxes	15,116	79,083	350,000		444,199
Future income taxes (recovery)	–	250,000	(147,000)	(g)	103,000
Net loss	$ 15,116	$ 329,083	$ 203,000		$ 547,199
Loss per share – basic					$ 0.04

See accompanying notes to pro forma consolidated financial statements.

BLUE MOUNTAIN ENERGY LTD.

Pro Forma Consolidated Statement of Operations

Year ended December 31, 2001
(Unaudited)

	Blue Mountain Energy Ltd.	Bolt Energy Ltd.	Adjustments	Note 2	Pro Forma consolidated
Revenue:					
Oil and gas sales	$ –	$ 8,852,599	$ –		$ 8,852,599
Royalties	–	(1,425,289)	–		(1,425,289)
Other		74,888	–		74,888
	–	7,502,198	–		7,502,198
Expenses:					
Production	–	1,302,181	–		1,302,181
General and administrative	45,715	852,074	–		897,789
Interest	35,668	79,937	–		115,605
Depletion and depreciation	–	2,530,717	1,470,000	(f)	4,000,717
	81,383	4,764,909	1,470,000		6,316,292
Earnings (loss) before income taxes	(81,383)	2,737,289	(1,470,000)		1,185,906
Future income tax recovery (expense)	–	(1,045,000)	619,000	(g)	426,000
Net earnings (loss)	$ (81,383)	$ 1,692,289	$ (851,000)		$ 759,906
Earnings per share - basic					$ 0.06

See accompanying notes to pro forma consolidated financial statements.

1. Basis of presentation:

The accompanying unaudited pro forma consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at March 31, 2002 has been prepared from the unaudited interim consolidated balance sheet of Blue Mountain Energy Ltd. ("Blue Mountain") as at March 31, 2002 and Bolt Energy Ltd. ("Bolt") as at March 31, 2002. The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2002 and the year ended December 31, 2001 have been prepared from the unaudited consolidated statement of operations for the three months ended March 31, 2002 and the audited consolidated statement of operations for the year ended December 31, 2001 of Blue Mountain and Bolt.

In the opinion of management, the pro forma consolidated financial statements include all material adjustments necessary for a fair presentation in accordance with generally accepted accounting principles in Canada.

The pro forma consolidated financial statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto described above.

2. Pro forma assumptions and adjustments:

The pro forma consolidated balance sheet gives effect to the transactions as if they had occurred on March 31, 2002 and the pro forma consolidated statement of earnings gives effect to the transactions as if they had occurred on January 1, 2002 for the three months ended March 31, 2002 and as if they had occurred on January 1, 2001 for the year ended December 31, 2001, and reflects the combined operations for the respective periods.

(a) The pro forma consolidated financial statements reflect the business combination whereby all of the issued and outstanding shares of Bolt are acquired through the issuance of 4,030,560 Blue Mountain shares representing an exchange ratio of 0.3125 Blue Mountain shares for every 1 Bolt share at an ascribed value of $3.00 per share. The combination has been accounted for using the purchase method.

2. **Pro forma assumptions and adjustments (continued):**

(b) The purchase price equation is as follows:

Cost of acquisition:	
Common shares	$ 12,091,680
Costs of acquisition	350,000
	$ 12,441,680
Allocated:	
Current assets	$ 1,184,608
Property, plant and equipment	20,672,672
Current liabilities	(3,423,670)
Future income taxes	(5,991,930)
	$ 12,441,680

The allocation of the purchase price to the assets and liabilities of Bolt will be finalized after the acquisition has been completed and the fair values of the assets and liabilities have been determined, accordingly, the above allocation will change.

(c) On July 18, 2002, the Company consolidated its common shares on a 1:12.5 basis. In addition, Blue Mountain completed the issuance of 6,666,667 Series A special warrants for $3.00 per special warrant to non-management subscribers, 750,000 Series A special warrants to management for $3.00 per special warrant and 750,000 Series B special warrants to management for $1.00 per special warrant for gross proceeds of $23,000,000 net of share issuance costs of $1,275,000 for net proceeds of $21,725,000. In connection with the financing, the directors, officers and a shareholder of Blue Mountain have agreed to forgive approximately $245,000 of notes payable.

(d) Cost of acquisition include $200,000 in costs to be incurred by Blue Mountain related to estimated severance costs pursuant to the acquisition of Bolt in addition to $150,000 of other acquisition costs.

(e) The repayment of bank indebtedness in the amount of $486,860 as at March 31, 2002 from proceeds of the offering described in note 2(c).

(f) The pro forma consolidated statements of operations reflects the provision for depletion and depreciation and site restoration based on combined reserves, production and adjusted cost base of property, plant and equipment under the full cost method of accounting for oil and gas properties and the estimated future site liability, respectively.

(g) The pro forma consolidated statements of operations reflects changes in the provision for income taxes based on the adjustments above.

SCHEDULE "D"

ABCA DISSENT RIGHTS

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

Shareholder's right to dissent

191 (1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all of its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by a corporation the fair value of the shares held by him in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgement, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dssenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgement has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

Office of the Depositary, CIBC Mellon Trust Company

By Hand or by Courier:

Toronto

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9
Attn: Courier Window
Telephone: (416) 643-5500
Telephone (toll free): 1-800-387-0825
Facsimile: (416) 643-5501

Calgary

600, The Dome Tower
333-7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

By Mail:

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

E-mail:
inquiries@cibcmellon.com

Office of the Soliciting Dealer

FirstEnergy Capital Corp.
1600, 333-7th Avenue S.W.
Calgary, Alberta
T2P 2Z1
Telephone: (403) 262-0600
Facsimile: (403) 262-0688

Any questions and requests for assistance may be directed by Shareholders to the Soliciting Dealer or the Depositary at the telephone numbers and locations set out above.

The Instructions accompanying the Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed.

**LETTER OF ACCEPTANCE AND TRANSMITTAL
FOR COMMON SHARES OF
BOLT ENERGY LTD.**

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM (CALGARY TIME) ON SEPTEMBER 5, 2002 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Acceptance and Transmittal (the "Letter of Acceptance"), properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the "Bolt Shares") of **Bolt Energy Ltd.** ("Bolt") deposited pursuant to the offer (the "Offer") dated July 31, 2002 made by **Blue Mountain Energy Ltd.** (the "Offeror") to holders of Bolt Shares.

Capitalized terms used but not defined in this Letter of Acceptance which are defined in the Offer and Circular dated July 31, 2002 have the meanings set out in the Offer and Circular.

TO: BLUE MOUNTAIN ENERGY LTD.
AND TO: CIBC MELLON TRUST COMPANY, at its offices set out herein.

The undersigned delivers to you the enclosed certificate(s) for Bolt Shares, the details of which are as follows:

Certificate Number(s)	Name in which Registered	Number of Bolt Shares Deposited

The undersigned:

1. acknowledges receipt of the Offer and accompanying Circular dated July 31, 2002;

2. delivers to you the enclosed certificate(s) representing Bolt Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Bolt Shares represented by such certificate(s) (the "Deposited Shares") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares, including any and all dividends, stock dividends, securities, rights, warrants, payments, assets or other interests or distributions declared, paid, issued, distributed, made or transferred on or in respect of the Deposited Shares on or after July 31, 2002 (collectively, the "Other Securities") effective on and after the date that the Offeror takes up and pays for the Deposited Shares (the "Effective Date");

3. represents and warrants that:

   (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Shares or Other Securities to any other person;

   (b) the undersigned owns the Deposited Shares (and any Other Securities) being deposited within the meaning of applicable securities laws;

   (c) the deposit of such Deposited Shares (and any Other Securities) under this Letter of Acceptance complies with applicable securities laws; and

(d) when such Deposited Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4. irrevocably constitutes and appoints the Depositary and Randy W. Pawliw and Dale T. Joynt (each of whom are officers of the Offeror) and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Deposited Shares and the Other Securities, effective on and after the Effective Date, with full power of substitution, in the name and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a) to register or record, transfer and enter the transfer of Deposited Shares and any Other Securities on the appropriate register of Shareholders maintained by Bolt; and

(b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Deposited Shares and Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Deposited Shares and Other Securities, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Deposited Shares and such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Bolt and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Deposited Shares and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such registered holder in respect of such Deposited Shares or Other Securities;

5. agrees, effective on and after the Effective Date, not to vote any of the Deposited Shares or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of Deposited Shares or Other Securities and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Deposited Shares or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Deposited Shares or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder of the Deposited Shares or Other Securities and acknowledges that upon such appointment, all prior proxies given by the undersigned with respect thereto shall be revoked and no subsequent proxies may be given by the undersigned with respect thereto;

6. covenants to execute, upon request, any additional documents, transfers or other assurances necessary or desirable to complete the sale, assignment and transfer of the Deposited Shares and Other Securities to the Offeror;

7. acknowledges that all authority herein conferred or agreed to be conferred by the undersigned shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

8. by virtue of the execution of this Letter of Acceptance, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Bolt Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, the Soliciting Dealer or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, to issue certificate(s) representing the BME Shares for the consideration to which the undersigned is entitled pursuant to the Offer in the name, and to send such certificates to the address, indicated below by postage pre-paid first class insured mail (and if no name or no address is indicated, then in the name and to the address of the undersigned appearing on the books of Bolt) or hold the same for pick up, as indicated below and directs that should any of the Deposited Shares not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in Block B below. Should any Bolt Shares deposited herewith not be purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Bolt Shares pursuant to this Letter of Acceptance is irrevocable.

By reason of the use by the undersigned of an English language form of Letter of Acceptance, the undersigned and each of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

BLOCK A ISSUE BME SHARES IN THE NAME OF: (please print)
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone - Business Hours)
(Social Insurance or Social Security Number)

BLOCK B SEND BME SHARES (Unless Block "D" is checked) TO:
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)

BLOCK C

U.S. residents/citizens must provide their Taxpayer Identification Number

____

BLOCK D

☐ HOLD BME SHARES FOR PICK-UP

Signature guaranteed by (if required under Instruction 4):

____

Authorized Signature

____

Name of Guarantor (please print or type)

____

Address (please print or type)

Dated: ____________________

____

Signature of Shareholder or Authorized Representative (see Instruction 5)

____

Name of Shareholder (please print or type)

____

Name of Authorized Representative (please print or type) (if applicable)

BLOCK E

☐ CHECK HERE IF BOLT SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type)

Name of Registered Holder ____________________ Date of Guaranteed Delivery ____________________

Name of Institution which Guaranteed Delivery ____________________

INSTRUCTIONS

1. **Use of Letter of Acceptance**

(a) This Letter of Acceptance (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Deposited Shares must be received by the Depositary at any of the offices specified below before 5:00 p.m. (Calgary time) on September 5, 2002, the Expiry Date, unless the Offer is extended or unless the procedures for guaranteed delivery set out in Instruction 2 below are employed.

(b) The method used to deliver this Letter of Acceptance and any accompanying certificates representing Bolt Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Bolt Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Bolt Shares.

2. **Procedures for Guaranteed Delivery**

If a Shareholder wishes to deposit Bolt Shares pursuant to the Offer and: (i) the certificates representing such Bolt Shares are not immediately available; or (ii) the Shareholder cannot deliver the certificates representing such Bolt Shares and all other required documents to the Depositary on a timely basis at or prior to the Expiry Date, such Bolt Shares may nevertheless be deposited provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution (as defined below);

(b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Acceptance or an originally signed facsimile copy thereof is received by the Depositary at its Toronto Office as set forth in the Notice of Guaranteed Delivery (by hand, facsimile transmission or mail) together with a guarantee in the form set forth in such Notice of Guaranteed Delivery by an Eligible Institution, at or prior to the Expiry Date; and

(c) the certificates representing the Deposited Shares in proper form for transfer together with a properly completed and duly executed copy of the Letter of Acceptance, or an originally signed facsimile copy thereof, must be received at the Toronto office of the Depositary on or before 4:30 p.m. (Toronto time) on or before the third trading day on the TSX Venture Exchange after the Expiry Date.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers of banks and trust companies in the United States.

3. **Signatures**

This Letter of Acceptance must be filled in and signed by the holder of Bolt Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

If this Letter of Acceptance is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Acceptance.

If this Letter of Acceptance is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. **Guarantee of Signatures**

If this Letter of Acceptance is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Bolt, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Acceptance is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Acceptance must be accompanied by satisfactory evidence of the authority to act. Any of the Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**

If less than the total number of Bolt Shares evidenced by any certificate submitted is to be deposited, fill in the number of Bolt Shares to be deposited in the appropriate space on this Letter of Acceptance. In such case, new certificate(s) for the number of Bolt Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Bolt Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous**

(a) If the space on this Letter of Acceptance is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Acceptance.

(b) If Deposited Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Acceptance should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

(e) Additional copies of the Offer and Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery may be obtained from the Soliciting Dealer or the Depositary at any of their respective offices at the addresses listed below.

8. **Lost Certificates**

If a share certificate has been lost or destroyed, this Letter of Acceptance should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

The Depositary is: **CIBC MELLON TRUST COMPANY**

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand or by Courier

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

600, The Dome Tower
333-7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Soliciting Dealer is: **FIRSTENERGY CAPITAL CORP.**

1600, 333-7th Avenue S.W.
Calgary, Alberta
T2P 2Z1
Telephone: (403) 262-0600
Facsimile: (403) 262-0688

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for Deposit of Common Shares of

BOLT ENERGY LTD.

This Notice of Guaranteed Delivery must be used to accept the offer dated July 31, 2002 (the "Offer") made by **Blue Mountain Energy Ltd.** (the "Offeror") for common shares (the "Bolt Shares") of **Bolt Energy Ltd.** ("Bolt") if certificates for the Bolt Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiry Time of the Offer (being 5:00 p.m. (Calgary time) September 5, 2002, unless extended). This Notice of Guaranteed Delivery may be delivered by hand, mailed or transmitted by facsimile transmission to the Toronto Office of the Depositary.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery.

Capitalized terms used and not defined in this Notice of Guaranteed Delivery which are defined in the Offer shall have the respective meanings set out in the Offer.

To: the Depositary, **CIBC MELLON TRUST COMPANY**

By Mail

P. O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

By Facsimile Transmission

Fax: (416) 643-3148

**Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed
Delivery via a facsimile number other than as set forth above does not constitute a valid delivery.**

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Acceptance is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Acceptance.

The undersigned hereby deposits to **BLUE MOUNTAIN ENERGY LTD.**, upon the terms and subject to the conditions set forth in the Offer and Letter of Acceptance, receipt of which is hereby acknowledged, the Bolt Shares listed below, pursuant to the Procedure for Guaranteed Delivery set forth in Section 3 of the Offer.

Certificate Number(s) (if available)	Number of Bolt Shares	Name & Address of Shareholder (please print)

TOTAL BOLT SHARES ______

Dated:	Telephone (Business Hours) ( )	Signature

GUARANTEE

The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an "Eligible Institution") guarantees delivery to the Depositary of the certificates representing the Bolt Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Acceptance in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Acceptance, all on or before 4:30 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

Name of Firm: ______________________ Authorized Signature: ______________________

Address of Firm: ______________________ Name: ______________________

______________________ Title: ______________________

Telephone Number: ______________________ Dated: ______________________

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Blue Mountain Energy Ltd. concurrently with this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUE MOUNTAIN ENERGY LTD.

Dated: July 31, 2002

Name: Dale T. Joynt
Title: Chief Financial Officer and Corporate Secretary